HellerEhrman

RECEIVED
2005 JAN -4 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 22, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

[redacted]

05005069

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-3950

Re: Lenovo Group Limited
(Formerly known as Legend Group Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Lenovo Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding a very substantial acquisition relating to the personal computer business of and continuing connected transactions, dated December 10, 2004, published (in English language) in The Standard and South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on December 13, 2004;

Dlw 1/11

2. The Company's announcement regarding the very substantial acquisition relating to the personal computer business of IBM, dated December 8, 2004, published (in English language) in The Standard and South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on December 9, 2004;

3. The Company's announcement and resumption of trading, dated December 8, 2004, published (in English language) in South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on December 9, 2004;

4. The Company's announcement regarding a major international company in the information technology industry in relation to a possible acquisition by the Company, dated December 6, 2004, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economics Times, both on December 7, 2004;

5. The Company's announcement regarding 2004/05 interim results, dated November 16, 2004, published (in English language) in the South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on November 17, 2004; and

6. The Company's announcement regarding 2004/05 first quarter results, dated August 11, 2004, published (in English language) in the South China Morning Post and The Standard and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on August 12, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Lenovo Group Limited

[redacted]

South China Morning Post 13 Dec 2004 B9

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 992)

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF AND CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to the Company

Goldman Sachs (Asia) L.L.C.

VERY SUBSTANTIAL ACQUISITION AND CONTINUING CONNECTED TRANSACTIONS

Reference is made to the First Announcement made by the Company dated 8 December 2004 in respect of, inter alia, a very substantial acquisition relating to the Personal Computer Business of IBM. Terms defined in the First Announcement have the same meaning in this announcement.

Pursuant to the Asset Purchase Agreement, the Company and IBM entered into various Ancillary Agreements pursuant to which IBM will, among other things, provide a broad range of transition services to the Lenovo Group to assist the Lenovo Group in conducting the Business following the Initial Closing. Since with effect from the Initial Closing, IBM will be deemed to be a connected person of the Company pursuant to the Listing Rules, certain transactions underlying the Ancillary Agreements will constitute continuing connected transactions of the Company under the Listing Rules upon and after the Initial Closing. The Ancillary Agreements will become effective from the Initial Closing.

The Continuing Connected Transactions, together with the Asset Acquisition, are subject to the approval of the Independent Shareholders and according to Rule 14A.52 of the Listing Rules, the vote taken at the EGM to seek approval of the Continuing Connected Transactions and their respective annual caps will be taken by poll. The Independent Board Committee will be established to consider the Continuing Connected Transactions and to advise the Independent Shareholders.

A circular containing, among other things, a notice convening the EGM to approve the Asset Acquisition and Continuing Connected Transactions, further details of both the Asset Purchase Agreement and the Ancillary Agreements, a letter from an independent financial adviser to advise the Independent Board Committee on the Continuing Connected Transactions, and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Continuing Connected Transactions, will be dispatched to Shareholders as soon as practicable.

An independent financial adviser will be appointed to advise the Independent Board Committee in relation to the Continuing Connected Transactions.

:ONTINUING CONNECTED TRANSACTIONS

'ursuant to the Asset Purchase Agreement, on 7 December 2004, the Company ntered into the Ancillary Agreements with IBM, pursuant to which IBM will rovide a broad range of services to the Lenovo Group and certain transitional natters will be dealt with. Since upon the Initial Closing, IBM will be deemed as connected person of the Company pursuant to the Listing Rules, the ransactions underlying the Ancillary Agreements will constitute continuing onnected transactions of the Company under Rule 14A.14 of the Listing Rules. n respect of the Intellectual Property Agreements whilst they constitute ontinuing connected transactions, since no monetary consideration is payable nder such agreements they fall within the de minimis exemption under Rule 4A.34 of the Listing Rules.

'he Ancillary Agreements will take effect upon the Initial Closing and will ssentially be conditional upon the Initial Closing taking place.

.nnual caps

'etails of the annual caps in relation to the relevant Ancillary Agreements are :t out below:

ransition Services Agreement

he Directors expect that the aggregate amount of fees payable under the ransition Services Agreement for each of the three years following the Initial losing will not exceed US$285 million, US$223 million and US$197 million, :spectively.

he said aggregate amounts have been determined based on the historical costs icurred by the Business, and taking into account potential tax consequences ising as a result of payments to be made pursuant to this agreement, plus a)% pre[illegible]m to account for any uncertainties.

'rategic Financing and Asset Disposition Services Agreement

he Directors expect that the aggregate amount of fees payable by IBM to the ompany in relation to the Customer Financing Services under the Strategic nancing and Assets Disposition Services Agreement for each of the five years ·llowing the Initial Closing will not exceed US$8 million, US$9 million, US$9 illion, US$9 million and US$9 million, respectively.

ıe Directors expect that the aggregate amount of fees payable by the Company IBM in relation to the Distribution Channel Financing Services and Excess ırplus Distribution Services under the Strategic Financing and Asset isposition Services Agreement for each of the five years following the Initial losing will not exceed US$89 million, US$92 million, US$93 million, US$95 [illegible]

The said aggregate amounts have been determined based on estimated costs, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium for uncertainties.

Reasons for terms in excess of three years

There are five agreements with terms in excess of three years, namely: the Strategic Financing and Asset Disposition Services Agreement, the IGS Services Agreement, the Marketing Support Agreement, the Internal Use Purchase Agreement and the Trademark License Agreement. All these agreements have a term of five years. Some of the Real Estate Arrangements may also have a term in excess of three years. The reasons are as follows:

(a) to ensure continuity, smooth integration of the Business, and success of the Enlarged Group;

(b) to demonstrate both the Company and IBM's commitment to work together for the success of the Enlarged Group;

(c) to allow both the Company and IBM to mutually benefit from their co-operation to work together; for example, the Company benefiting from not paying any consideration for the use of the IBM brand and securing IBM as its largest enterprise customer; further the benefit to the Company of IBM's existing global service capabilities, and IBM receiving guaranteed custom from the Company for its after-sales and financing services;

(d) to allow the Company's management to focus their attention and resources on transition and grow the Business; and

(e) in relation to the subletting of portions of properties currently leased and to be retained by IBM under the Real Estate Arrangements, the term will be coterminous with IBM's prime lease term and in some cases this may exceed three years and may in one case run for a term up to 2014.

Pursuant to Rule14.A35(1) of the Listing Rules, the relevant independent financial adviser will, in their letter of advice to the Independent Board Committee to explain why a longer period for the above agreements is required and that it is normal business practice for agreements of the relevant types to be of the relevant durations.

CONTINUING CONNECTED TRANSACTIONS

Each of the Continuing Connected Transactions is subject to reporting, announcement and approval of the Independent Shareholders at the EGM.

[redacted]owing the [redacted] not exceed US$8 million, US$9 million, US$9 million, US$9 million [redacted] million, respectively.

The Directors expect that the aggregate amount of fees payable by the Company to IBM in relation to the Distribution Channel Financing Services and Excess Surplus Distribution Services under the Strategic Financing and Asset Disposition Services Agreement for each of the five years following the Initial Closing will not exceed US$89 million, US$92 million, US$93 million, US$95 million and US$97 million, respectively.

The said aggregate amounts have been determined based on estimated future business volume, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

IGS Services Agreement

The Directors expect that the aggregate amount of fees payable by the Company to IBM under the IGS Services Agreement for each of the five years following the Initial Closing will not exceed US$273 million, US$318 million, US$188 million, US$191 million and US$195 million.

The said aggregate amounts have been determined based on the estimated future business volume, market competitive terms for warranty services, the agreed upon revenue sharing arrangement, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

The Directors expect that the aggregate amount of fees payable by IBM to the Company under the IGS Services Agreement for each of the five years following the Initial Closing will not exceed US$15 million, US$15 million, US$15 million, US$16 million and US$16 million, respectively.

The said aggregate amounts have been determined based on the estimated future business volume, the agreed upon revenue sharing arrangement, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Internal Use Purchase Agreement

The Directors expect that the aggregate amount of fees payable under the Internal Use Purchase Agreement for each of the five years following the Initial Closing will not exceed US$368 million, US$377 million, US$383 million, US$390 million and US$398 million, respectively.

The said aggregate amounts have been determined based on the agreed upon pricing mechanism, and estimated future business volume, and taking account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Marketing Support Agreement

The Directors expect that the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing will not exceed US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The said aggregate amounts have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to this agreement, plus a 10% premium to account for any uncertainties.

Master Distribution Agreement

The extent to which the Company will provide IBM with Personal Computers and certain services pursuant to this agreement is permitted where the relevant customers: (i) have previously entered into non-assignable purchase agreements with IBM; (ii) insist on purchasing products and services directly from IBM despite the fact that IBM has used commercially reasonable efforts to convince them to purchase products directly from the Company; or (iii) are in countries that do not close upon the Initial Closing. The amount of Personal Computers and services to be provided will depend on whether such events occur.

The Company considers that the transaction value of the Continuing Connected Transaction arising out of the Master Distribution Agreement shall not be subject to any annual cap for the following reasons: (a) it is impossible for annual caps to be determined because the identities and number of customers which will insist on purchasing products and services directly from IBM are uncertain and entirely outside the control of the Company and IBM; (b) the level of actual sales which would arise out of the relevant purchase agreements are also uncertain because the relevant customers do not have any contractual obligations to purchase a fixed amount of products and/or services from IBM under such agreements; (c) the Company is unable to predict such identities or number of customers as there is no relevant historical patterns to base on; (d) the arrangement underlying the Master Distribution Agreement is in place to protect the Company from losing customers who want to deal with IBM only (and IBM will not make any profit directly out of the arrangement) and is therefore in the interests of the Company as well as all the Shareholders (including the minority shareholders).

Hence, the Company will apply to the Stock Exchange for a waiver from complying with the requirements set out in Rule 14A.35(2) of the Listing Rules for imposing an annual cap on the transaction value arising out of the Master Distribution Agreement.

Employee Matters Agreement

The Directors expect that the aggregate amount of fees payable under the Employee Matters Agreement for each of the two financial years ending 31 March 2007 will not exceed US$47 million and US$47 million, respectively and in any event the aggregate amount of fees to be paid during the two financial years ending 31 March 2007 will not exceed US$47 million.

The said aggregate amounts have been determined based on the payment related terms contained in the Employee Matters Agreement.

Real estate arrangements

The Directors expect that the aggregate amount of fees payable under the Real Estate Arrangements for each of the five years following the Initial Closing will not exceed US$78 million, US$54 million, US$30 million, US$30 million and US$31 million, respectively.

... a longer period for the above agreements is required and that it is normal business practice for agreements of the relevant types to be of the relevant durations.

CONTINUING CONNECTED TRANSACTIONS

Each of the Continuing Connected Transactions is subject to reporting, announcement and approval of the Independent Shareholders at the EGM.

The Directors consider that each of the Continuing Connected Transactions has been negotiated and will be conducted on an arm's length basis and on normal commercial terms between the Company and IBM.

The Company seeks the approval of the Independent Shareholders for the Continuing Connected Transactions and the respective annual caps in relation to the Continuing Connected Transactions mentioned above on the conditions that the Company will comply with the rules in relation to annual review of continuing connected transactions set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Company further undertakes that upon any variation or renewal of the agreements or arrangements in respect of the Continuing Connected Transactions, the Company will comply with all applicable requirements set out in Chapter 14A of the Listing Rules.

REASONS AND BENEFITS

Please refer to the sub-section entitled "Reasons and benefits of the major Ancillary Agreements" under the section entitled "Reasons and benefits of the Asset Acquisition and the Ancillary Agreements" in the First Announcement. Please also refer to the section entitled "Ancillary Agreements" in the First Announcement for a summary of the relevant Ancillary Agreements.

INFORMATION ON THE LENOVO GROUP

The principal activity of the Company is investment holding. The principal activities of the Lenovo Group are the provision of advanced information technology products and services in the PRC.

GENERAL

A circular containing, among other things, a notice convening the EGM to approve the Asset Acquisition and the Continuing Connected Transactions, further details of both the Asset Purchase Agreement and the Ancillary Agreements, a letter from the Independent Board Committee to the Independent Shareholders in relation to the Continuing Connected Transactions, and a letter from an independent financial adviser to be appointed to advise the Independent Board Committee on the Continuing Connected Transactions, will be dispatched to Shareholders as soon as practicable.

As of the date of this announcement, the Executive Directors are Mr Liu Chuanzhi, Mr Yang Yuanqing, Ms Ma Xuezheng, Non-executive Director is Mr Zeng Maochao, Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below. Terms defined in the First Announcement, to the extent not inconsistent with the following definitions, shall have the same meaning in this announcement.

"Ancillary Agreements"	the agreements and arrangements whose particulars are set out in the section entitled "Ancillary Agreements" in the First Announcement
"caps"	the proposed annual limits for the values of the non-exempt continuing connected transactions
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Continuing Connected Transactions"	the transactions underlying the Transition Services Agreement, Strategic Financing and Asset Disposition Services Agreement, the IGS Services Agreement, the Internal Use Purchase Agreement, the Marketing Support Agreement, Master Distribution Agreement, the Employee Matters Agreement and the Real Estate Arrangements
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving, among other things, the Asset Acquisition and the Continuing Connected Transactions
"First Announcement"	the announcement made by the Company dated 8 December 2004 in respect of, inter alia, the very substantial acquisition relating to the Personal Computer Business of IBM
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen being the independent non-executive Directors
"Independent Shareholders"	Shareholders who do not have any material interest in the Asset Acquisition or any of the Continuing Connected Transactions

This announcement contains translation between $ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 10 December 2004

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

有關IBM個人電腦業務的 非常重大收購 及 持續關連交易

本公司財務顧問

Goldman Sachs 高盛（亞洲）有限責任公司

非常重大收購及持續關連交易

本公司於二零零四年十二月八日就IBM個人電腦業務的非常重大收購等事項作出第一項公告。第一項公告的界定詞彙，涵義與本公告相同。

根據資產購買協議，本公司與IBM已簽訂多項附屬協議。根據該等協議，IBM將向聯想集團提供範圍廣泛的過渡服務，協助聯想集團在首次交割後從事該業務。根據上市規則，IBM將於首次交割時被視為本公司的關連人士，所以附屬協議所涉及的若干交易，將於首次交割時及其後構成本公司的持續關連交易。附屬協議將由首次交割起生效。

資產收購和持續關連交易須得到獨立股東批准，並且根據上市規則第14A.52條，就批准持續關連交易及其各自的年度上限在股東特別大會以投票方式進行表決。本公司將成立獨立董事委員會，對持續關連交易作出考慮，以及向獨立股東提供意見。

本公司將在切實可行的情況下，儘快向股東寄發通函，其中載有批准資產收購和批准持續關連交易的股東特別大會的通告、有關資產購買協議和附屬協議的進一步詳情、獨立財務顧問就持續關連交易向獨立董事委員會提供意見的函件、獨立董事委員會就持續關連交易致獨立股東函件。

本公司將委任一位獨立財務顧問，就持續關連交易向獨立董事委員會提供意見。

持續關連交易

根據資產購買協議，二零零四年十二月七日，本公司與IBM訂立附屬協議，據此，IBM將會向聯想集團提供各類服務，並將會處理若干過渡事項。由於根據上市規則，IBM將於首次交割時被視為本公司的關連人士，根據上市規則第14A.14條，附屬協議所涉及的交易，將於首次交割時及其後構成本公司的持續關連交易。至於知識產權協議，雖然亦屬於持續關連交易，但因為並無任何應支付的現金代價，因此符合上市規則第14A.34條的最低豁免水平。

附屬協議將於首次交割時生效，基本上以首次交割已落實為條件。

年度上限

相關附屬協議的年度上限詳情列載如下：

過渡服務協議

董事預期，首次交割後三個年度的各年，根據過渡服務協議應付的費用總額，將分別不會超過2.85億美元、2.23億美元和1.97億美元。

上述總額乃根據該業務的歷史成本而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

策略性融資和資產處置服務協議

董事預期，首次交割後五個年度的各年，IBM根據策略性融資和資產處置服務協議下的客戶融資服務應付予本公司的費用總額，將分別不會超過800萬美元、900萬美元、900萬美元、900萬美元和900萬美元。

董事預期，首次交割後五個年度的各年，本公司根據策略性融[illegible]

上述總額乃根據估計成本而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

年期超過三年的原因

年期超過三年的協議共五份，分別是策略性融資和資產處置服務協議、IGS服務協議、市場支持協議、內部使用購買協議和商標許可協議，該等協議年期均為五年。部分房地產安排的年期亦可能超過三年。原因闡述如下：

(a) 確保該業務的延續性和順利融合，以及經擴大集團取得成功；

(b) 表示本公司和IBM攜手促使經擴大集團整合的承諾；

(c) 允許本公司和IBM在合作中達到互利雙贏，例如本公司可無需支付任何代價而使用IBM品牌並獲得IBM作為最大的企業客戶，以及進一步受惠於IBM現存的全球服務能力；IBM則可從本公司收到有關售後服務和融資服務的保證收費；

(d) 允許本公司管理層專注於該業務的過渡經營和增長；及

(e) 根據房地產安排，分租IBM目前租用並將繼續保留的物業的一部分，租期將與IBM的主租約同期屆滿，某些部分可能超過三年，而其中一項的年期可能至二零一四年為止。

根據上市規則第14.A35(1)條，相關的獨立財務顧問將在其致獨立董事委員會意見函中，解釋為何上述協議需要較長年期，以及相關類別的協議訂立相關的年期是正常的商業慣例。

持續關連交易

各項持續關連交易都必須作出申報、公告和獲得獨立股東在股[illegible]

董事預期，[illegible]五個年度的各年，本公司根據策略性融資和資產處置服[illegible]下的分銷渠道融資服務和過剩產品處置服務應付予 IBM 的費用總額，將分別不會超過0.89億美元、0.92億美元、0.93億美元、0.95億美元和0.97億美元。

上述總額乃根據估計未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

IGS 服務協議

董事預期，首次交割後五個年度的各年，本公司根據 IGS 服務協議應付予 IBM 的費用總額，將分別不會超過2.73億美元、3.18億美元、1.88億美元、1.91億美元和1.95億美元。

上述總額乃根據估計未來業務量、具市場競爭力的質保服務條款、協定收入攤分安排而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

董事預期，首次交割後五個年度的各年，IBM 根據 IGS 服務協議應付予本公司的費用總額，將分別不會超過0.15億美元、0.15億美元、0.15億美元、0.16億美元和0.16億美元。

上述總額乃根據估計未來業務量和協定收入攤分安排而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

內部使用購買協議

董事預期，首次交割後五個年度的各年，根據內部使用購買協議應付的費用總額，將分別不會超過3.68億美元、3.77億美元、3.83億美元、3.9億美元和3.98億美元。

上述總額乃根據協定定價機制和估計未來業務量而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

市場支持協議

董事預期，首次交割後五個年度的各年，根據市場支持協議應付的費用總額，將分別不會超過2.91億美元、2.78億美元、1.94億美元、0.77億美元和0.26億美元。

上述總額乃根據協定定價結構、估計未來業務量、預測未來服務減少幅度而釐定，已將根據本協議將作出的付款所引起的潛在稅務後果計算在內，另加10%不確定因素溢價。

總分銷協議

根據本協議在下列情況下，本公司將獲允許向 IBM 提供個人電腦和某些服務：(i)先前已和 IBM 訂立不可轉讓購買協議的客戶；(ii)經 IBM 使用商業上合理的努力游說其直接向本公司購買產品後，仍堅持直接向 IBM 購買產品與服務的客戶；或(iii)位於首次交割時尚未交割的國家。將提供的個人電腦和服務的金額，將取決於上述情況會否發生。

本公司認為，源於總分銷協議的持續關連交易的交易價值，無須受到任何年度上限的限制，理由如下：(a)由於堅持直接向 IBM 購買產品及服務的客戶身份和數目不確定，也完全非本公司和 IBM 所能控制，故無可能釐定年度上限；(b)由於有關客戶在該等協議下並無任何合約責任向 IBM 購買定額的產品及／或服務，故亦無法確知有關購買協議可產生的實際銷售量；(c)由於並無相關的以往模式可循，因此本公司不能預測此等客戶的身份或數量；(d)總分銷協議的安排，旨在保障本公司不至於流失只想與 IBM 交易的客戶（而 IBM 將不會直接在安排中賺取任何利潤），因此符合本公司和全體股東的利益（包括少數股東）。

因此，本公司將向聯交所申請豁免遵守上市規則第14A.35(2)條規定，不就總分銷協議產生的交易價值設定年度上限。

僱員事項協議

董事預期，截至二零零七年三月三十一日止兩個財政年度各年，根據僱員事項協議應付的費用總額，將分別不會超過0.47億美元和0.47億美元，而截至二零零七年三月三十一日止兩個財政年度內將支付的費用總額，無論如何將不會超過0.47億美元。

上述總額乃根據僱員事項協議所載付款相關條款而釐定。

房地產安排

董事預期，首次交割後五個年度的各年，根據房地產安排應付的費用總額，將分別不會超過0.78億美元、0.54億美元、0.3億美元、0.3億美元和0.31億美元。

各項持續關連交易都必須作出申報、公告和獲得獨立股東在股東特別大會上的批准。

董事認為，各項持續關連交易都是根據本公司與 IBM 之間的公平磋商，按照正常商業條款而訂立的。

本公司尋求獨立股東批准持續關連交易及上述持續關連交易各自的年度上限，乃以本公司將遵守上市規則第14A.37至14A.41條所載有關持續關連交易年度審議的規則為條件。本公司進一步承諾，若有關持續關連交易的協議或安排有任何變更或更新，本公司將遵守上市規則第14A章所載的一切適用規定。

原因與好處

請參閱第一項公告「進行資產收購和附屬協議的原因和好處」一節內「訂立主要附屬協議的原因和好處」分節。另外請參閱第一項公告「附屬協議」一節內各相關附屬協議的概要。

聯想集團資料

本公司的主要業務為投資控股。聯想集團的主要業務為在中國提供先進的信息科技產品和服務。

一般事項

本公司將在切實可行的情況下，儘快向股東寄發通函，其中載有批准資產收購和持續關連交易的股東特別大會的通告、有關資產購買協議和附屬協議進一步詳情、獨立董事委員會就持續關連交易致獨立股東函件、將獲委任的獨立財務顧問就持續關連交易向獨立董事委員會提供意見的函件。

於本公告日期，執行董事包括柳傳志先生、楊元慶先生、馬雪征女士；非執行董事為曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授和丁利生先生。

釋義

在本公告內，除文義另有所指，下列詞語涵義如下。第一項公告所界定的詞語，若沒有與下列定義不一致，涵義應與本公告相同。

「附屬協議」	指	詳情已載於本公告「附屬協議」一節的協議和安排
「上限」	指	不獲豁免持續關連交易價值的建議年度限額
「本公司」	指	聯想集團有限公司，於一九九三年十月五日根據香港法律註冊成立的有限公司，其股份在聯交所主板上市
「關連人士」	指	按上市規則所載之涵義
「持續關連交易」	指	過渡服務協議、策略性融資和資產處置服務協議、IGS 服務協議、內部使用購買協議、市場支持協議、總分銷協議、僱員事項協議和房地產安排所涉及的交易
「股東特別大會」	指	將為考慮並且在合適時通過包括資產收購和持續關連交易等事項而舉行的本公司股東特別大會
「第一項公告」	指	本公司就有關 IBM 個人電腦業務的非常重大收購等事項，於二零零四年十二月八日發出的公告
「獨立董事委員會」	指	董事會的獨立委員會，成員包括獨立非執行董事黃偉明先生、吳家瑋教授和丁利生先生
「獨立股東」	指	在資產收購或任何一項持續關連交易中沒有重大利益的股東

本公告內，港元與美元之間按7.8港元兌1美元匯率兌換，這並不代表任何港元金額，可以實際上按該匯率或任何其他匯率兌換為美元。

承董事會命
主席
柳傳志

香港，二零零四年十二月十日

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

ANNOUNCEMENT AND RESUMPTION OF TRADING

Reference is made to the public announcement made by the Company on the website of the Stock Exchange on 8 December 2004 and in South China Morning Post, The Standard, Wen Wei Po and Hong Kong Economic Times respectively on 9 December 2004 in respect of the very substantial acquisition relating to the Personal Computer Business of IBM. Terms defined in that announcement have the same meanings in this announcement.

The Directors would like to draw your attention to the fact that the Stock Exchange has indicated that IBM will be deemed as a connected person of the Company under Rule 14A.11(4) of the Listing Rules upon the Initial Closing. Hence, the transactions underlying certain Ancillary Agreements — once they become effective at the Initial Closing — will be regarded as continuing connected transactions under Chapter 14A of the Listing Rules.

The Company intends to make a separate public announcement containing further details regarding, inter alia, the said continuing connected transactions, the formation of an independent board committee as well as the appointment of an independent financial adviser.

Dealing in the Shares on the Stock Exchange was suspended at the request of the Company from 9:30a.m. on 6 December 2004. Application has been made by the Company for the resumption in the dealings in the Shares on the Stock Exchange with effect from 9:30a.m. on 9 December 2004.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 8 December 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-Executive Director:
Mr Zeng Maochao

Independent Non-Executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

公告與恢復買賣

茲提述本公司就有關IBM個人電腦業務的非常重大收購，分別於二零零四年十二月八日在聯交所網站發佈及於二零零四年十二月九日分別在南華早報、英文虎報、文滙報和香港經濟日報刊登的公告。該公告的界定詞彙，涵義與本公告相同。

董事擬請　閣下注意，聯交所已表示，根據上市規則第14A.11(4)條，IBM將於首次交割時，被視為本公司的關連人士。因此，若干附屬協議所涉及的交易，待於首次交割時生效後，根據上市規則第14A章，即會被視為持續關連交易。

本公司將另行發表公告，載述上述持續關連交易、成立獨立董事委員會和委任獨立財務顧問等事宜的進一步詳情。

應本公司要求，股份於二零零四年十二月六日上午九時三十分起暫停在聯交所買賣。本公司已向聯交所申請股份由二零零四年十二月九日上午九時三十分起恢復買賣。

承董事會命
主席
柳傳志

香港，二零零四年十二月八日

於本公告日期，本公司董事如下：

執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生

The Standard 7 December 2004

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 992)

ANNOUNCEMENT

At the request of Lenovo Group Limited, trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9:30 a.m. on 6 December 2004 pending an announcement regarding price sensitive information. An application has been made to The Stock Exchange of Hong Kong Limited to resume trading from 9:30 a.m. from 7 December 2004.

Lenovo Group Limited wishes to announce that it is in confidential discussions with a major international company in the information technology industry in relation to a possible acquisition by Lenovo Group Limited. Such discussions are at an advanced stage but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed.

Shareholders and public investors are advised to exercise caution when dealing in the shares of Lenovo Group Limited.

At the request of Lenovo Group Limited (the "**Company**"), trading in its shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has been suspended with effect from 9:30 a.m. on 6 December 2004 pending an announcement regarding price sensitive information. An application has been made to the Stock Exchange to resume trading from 9:30 a.m. from 7 December 2004.

The Company wishes to announce that it is in confidential discussions with a major international company in the information technology industry in relation to a possible acquisition by the Company. Such discussions are at an advanced stage but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed. In the event that such discussions are successful and if and when definitive agreements in relation to such acquisition are entered into, they may constitute a very substantial acquisition of the Company. A draft of the announcement in relation to the acquisition has been provided to the Stock Exchange to facilitate the vetting, and publication of the announcement promptly on finalisation of the terms of such acquisition. The Company wishes to release a formal announcement as soon as possible.

Shareholders and public investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Lenovo Group Limited
Liu Chuanzhi
Chairman

Hong Kong, 6 December 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-Executive Director:
Mr Zeng Maochao

Independent Non-Executive Directors:
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

公告

應聯想集團有限公司要求，其股份已於二零零四年十二月六日上午九時三十分起暫停在香港聯合交易所有限公司買賣，以待發出有關股價敏感資料的公告。本公司已向香港聯合交易所有限公司申請其股份由二零零四年十二月七日上午九時三十分起恢復買賣。

聯想集團有限公司茲公佈，現正與一家具國際領導地位的信息科技公司，就聯想集團有限公司可能進行之收購進行機密磋商。磋商已進入具體階段，但雙方尚未簽署任何確定性的協議或意向書，也不保證會落實簽署該等協議或意向書。

股東和公眾投資者買賣聯想集團有限公司股份時，務請審慎行事。

應聯想集團有限公司（「本公司」）要求，其股份已於二零零四年十二月六日上午九時三十分起暫停在香港聯合交易所有限公司（「聯交所」）買賣，以待發出有關股價敏感資料的公告。本公司已向聯交所申請其股份由二零零四年十二月七日上午九時三十分起恢復買賣。

本公司茲公佈，現正與一家具國際領導地位的信息科技公司，就本公司可能進行之收購進行機密磋商。磋商已進入具體階段，但雙方尚未簽署任何確定性的協議或意向書，也不保證會落實簽署該等協議或意向書。若磋商成功，以及若訂立有關該等收購的確定性協議時，可能構成本公司的非常重大收購。有關收購事宜的公告稿件，已提交聯交所審閱，以便收購事宜的條款落實後可儘快發表公告。本公司冀能盡早作出正式公告。

股東和公眾投資者買賣本公司股份時，務請審慎行事。

承董事會命
聯想集團有限公司
主席
柳傳志

香港，二零零四年十二月六日

於本公告日期，本公司董事如下：

執行董事：
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授
丁利生先生

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 992)

VERY SUBSTANTIAL ACQUISITION RELATING TO THE PERSONAL COMPUTER BUSINESS OF IBM

Financial Adviser to the Company

Goldman Sachs (Asia) L.L.C.

VERY SUBSTANTIAL ACQUISITION

On 7 December 2004, the Company and IBM entered into the Asset Purchase Agreement, pursuant to which the Company agreed to acquire from IBM certain assets and assume certain liabilities in connection with the Business. The consideration to be paid by the Company is US$1.25 billion *(approximately HK$9.73 billion), subject to certain adjustments* (details of which are contained in the sub-section entitled "consideration" under the section entitled "Asset Purchase Agreement" below). The Company will be required to pay a cash consideration of US$650 million (approximately HK$5,070 million) (subject to adjustments) and issue up to 821,234,569 new Shares and 921,636,459 new Non-voting Shares credited as fully paid, in each case, to IBM at the issue price of HK$2.675 each.

As a result of such issuance of new Shares and Non-voting Shares, IBM will hold approximately 9.9% (comprising Shares only) of the enlarged issued share capital and approximately 18.9% (comprising Shares and Non-voting Shares) of the total enlarged issued share capital, in each case, of the Company immediately following the Initial Closing. This will not result in any change of control of the Company. Notwithstanding this, the Stock Exchange has deemed IBM as a connected person under the Listing Rules.

Upon the Initial Closing, the Company and IBM will enter into the Company Agreement, which relates to IBM's shareholding in the Company.

Pursuant to the Asset Purchase Agreement, the Company and IBM entered into various Ancillary Agreements pursuant to which IBM will, among other things, provide a broad range of transition services to the Lenovo Group to assist the Lenovo Group in conducting the Business following the Initial Closing. The Ancillary Agreements will become effective from the Initial Closing.

The Asset Acquisition and certain transactions under Ancillary Agreements are subject to the approval of the Independent Shareholders.

A circular containing, among other things, a notice convening the EGM to approve the Asset Acquisition and the relevant transactions under the Ancillary Agreements and further details of both the Asset Purchase Agreement and the Ancillary Agreements, will be dispatched to Shareholders as soon as practicable.

An application will be made to the Stock Exchange for the listing of and permission to deal in the Shares to be issued to IBM.

Goldman Sachs have been appointed as the financial adviser to advise the Company in relation to the Asset Acquisition.

Shareholders and potential investors should note that the Asset Acquisition, which is subject to a number of Conditions Precedent, may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Dealing in the Shares on the Stock Exchange was suspended at the request of the Company from 9:30 a.m. on 6 December 2004. Application has been made by the Company for the resumption in the dealings in the Shares on the Stock Exchange with effect from 9:30 a.m. on 9 December 2004.

ASSET PURCHASE AGREEMENT

Date

7 December 2004

Parties

IBM as the seller and the Company as the purchaser

Assets to be acquired and liabilities to be assumed by the Company

The Acquired Assets include, among others, the following:

(a) *certain tangible property that is shared by the Business and another retained* business of IBM only to the extent provided in the Asset Purchase Agreement, the personal equipment primarily used or held for use by covered employees of the Business in the conduct of the Business as well as all computer hardware, machinery, tools, equipment, fixtures, vehicles, spare parts and other tangible personal property, which are now, or at the time of the applicable Closing will be, used or held for use exclusively in the Business;

(b) all inventory of Products and work in process for the Products used or held for use by the Business;

(c) all accounts receivable constituting the right to receive payments in respect of

(v) all liabilities relating to environmental conditions existing prior to the Initial Closing;

(vi) all liabilities, to the extent relating to or arising from the conduct or operation of the Business or the ownership of the Acquired Assets prior to the applicable Closing that the Company is not required to assume; and

(vii) all inter-company liabilities owed to IBM or its affiliates.

As of 30 June 2004, the unaudited net book value of the Acquired Assets and Assumed Liabilities under US GAAP was approximately negative US$680.2 million, which comprises Acquired Assets of US$934.9 million and Assumed Liabilities of US$1,615.1 million. The statement that reconciles the audited net book value of the total assets and *total liabilities of the* Business as at 30 June 2004 to the unaudited net book value of the Acquired Assets and Assumed Liabilities under US GAAP as of 30 June 2004 will be disclosed in the circular. The negative net book value of the Acquired Assets and Assumed Liabilities reflects the working capital deficit on which the Business has been operating in the three financial years ended on 31 December 2003 and the six months ended on 30 June 2004 as a result of the effective use of channel financing and leasing arrangements through IGF. The Business has been able to realize cash from a large portion of its revenue expeditiously, compared with the average turnover of accounts payable.

The unaudited net book value of the Acquired Assets and Assumed Liabilities under US GAAP is arrived at using the net book value of the Business as at 30 June 2004 as per

The Consideration Shares will represent: (a) approximately 23.3% of the total issued share capital of the Company immediately prior to the Initial Closing; and (b) approximately 18.9% of the total issued share capital of the Company upon the Initial Closing.

Bridge loan

The Asset Acquisition will be financed by internal resources and by third party borrowings. The Company has received a bridge financing commitment letter from *Goldman Sachs Credit Partners L.P. for up to* US$500,000,000. Additionally, the Company is in discussions with other financial institutions regarding permanent financing facilities which the Company is attempting to have available by the time of the Initial Closing and which it would utilize in lieu of drawing down the bridge loan.

Conditions Precedent for the Closings

The Closings are subject to the satisfaction of certain Conditions Precedent.

The respective obligations of each of the Company and IBM to effect the Initial Closing are subject *to the satisfaction of the following Conditions Precedent:*

(a) the Asset Acquisition and the Ancillary Agreements having been approved by the Independent Shareholders at the EGM;

(b) *the Listing Committee having granted the listing of,* and the permission to deal in, the Shares to be issued to IBM upon Initial Closing;

(e) certain real property leases, certain customer contracts, and other agreements, leases, purchase orders or other commitments exclusively related to the Business;

(f) goodwill relating to or arising from the Business;

(g) books and records used or held for use exclusively in the conduct of the Business and copies of records that are not exclusively related to the Business but are required to operate it;

(h) all permits used exclusively in the conduct of the Business; and

(i) all rights of IBM or its affiliates to the extent such rights relate to warranties, enhanced warranties and maintenance obligations relating to Products sold and shipped by the Business from and after the Initial Closing.

In relation to the Chinese Business Unit, IBM proposes to effect a restructuring of the shareholding and a restructuring of the business of such unit. It is currently contemplated that, upon completion of such restructurings, IBM will then sell its interest in the Chinese Business Unit to the Company.

The Acquired Assets shall exclude, among others, the following as more specifically set forth in the Asset Purchase Agreement:

(i) cash and cash equivalents held by the Business as at the applicable Closing, other than assets of an employee benefits plan being transferred to the Company and all sale and insurance proceeds for assets of the Business to the extent provided in the Asset Purchase Agreement;

(ii) intercompany receivables due from IBM or its affiliates;

(iii) except for the rights granted pursuant to the Trademark License Agreement, rights to the "IBM" name or logo or any derivation thereof or any rights to use "Think";

(iv) assets used or held for use in the Business relating to or arising from financing services, maintenance and warranty services, any other Global Services, disposal services or the retail stores solutions businesses;

(v) all rights to tax refunds, offsets, deductions and other tax attributes or credits to the extent attributable to a taxable period or portion before the Initial Closing or to a transfer tax for which IBM is responsible and rights to refunds of custom duties and fees to the extent relating to or arising from customs entries made before the Initial Closing in each case subject to the Asset Purchase Agreement;

(vi) all products other than the Products and all assets related to the business of designing, developing, manufacturing, marketing or selling any products other than the Products;

(vii) all assets related to research and development performed by IBM, including its research division, other than tangible property used exclusively in the research and development projects that are exclusively related to the Business; and

(viii) assets related to the Korean Joint Venture, including IBM's equity interest in the Korean Joint Venture and all the assets of the Korean Joint Venture.

The Company will assume, among others, the following Assumed Liabilities as of the applicable Closing as more specifically set forth in the Asset Purchase Agreement:

(a) all liabilities, including environmental liabilities, arising from the conduct or operation of the Business and the ownership of the Acquired Assets from and after the applicable Closing;

(b) the liabilities under the contracts assigned to the Company;

(c) the assumed accounts payable constituting the obligation to make payments in respect of goods and services received by the Business and all accounts payable that are solely among IBM and its subsidiaries (i.e., subsidiaries being formed by IBM pursuant to a restructuring which will own the Acquired Assets and the Assumed Liabilities that will be transferred to the Company upon the Initial Closing); and

(d) all liabilities based on any defect in the design, manufacture, quality, conformity to specification or fitness for purpose of any Product sold and shipped by the Business from and after the Initial Closing.

The following liabilities, among others, shall be excluded from the Assumed Liabilities as more specifically set forth in the Asset Purchase Agreement:

(i) the liabilities to the extent relating to or arising from the Excluded Assets;

(ii) all warranty, enhanced warranty and maintenance obligations relating to or arising from the Products sold or shipped by the Business prior to the Initial Closing;

(iii) all liabilities to the extent relating to or arising from any defect in the design, manufacture, quality, conformity to specification or fitness for purpose of any Product sold and shipped by the Business prior to the Initial Closing;

(iv) all liabilities under the contracts that are being assigned to the Company to the extent relating to or arising from the conduct or operation of the Business or the ownership of the Acquired Assets prior to the applicable Closing, including all such liabilities to the extent actually relating to or arising from any breach, default or failure to perform, or any overcharge or underpayment;

completed as at 30 June 2004.

The results of the Business for the two preceding financial years under US GAAP, extracted from the audited financial statements of the Business, are as follows:

	Year ended 31 December 2003 US$ million	2002 US$ million
Loss before taxation and minority interest	117	68
Provision for income taxes	115	86
Minority interests	26	17
Net loss	258	171

Recent financial performance of the Business has been adversely affected by exceptionally high warranty expenses for the financial year ended 31 December 2003 and the six months ended 30 June 2004, due to certain Personal Computer products with problem components produced and sold previously. The warranty costs charged to the cost of sales of the Business for the three years ended 31 December 2003 and six months ended 30 June 2004 amounted to approximately US$452 million, US$430 million, US$586 million and US$365 million, respectively. The Business estimated the warranty costs based on historical warranty claim experience for eligible products under warranty. The relevant percentages of the warranty cost to the net revenue of the Business for the three years ended 31 December 2003 and six months ended 30 June 2004 were approximately 4.5%, 4.7%, 6.1% and 7.0%, respectively. IBM has agreed to reimburse the Company, subject to a maximum of US$100 million in aggregate, for the costs incurred by the Company or its subsidiaries in performing standard warranty obligations in respect of desktop and notebook computers shipped by the Company or its subsidiaries in the first two years after the Initial Closing, to the extent the level of defects requiring warranty services exceeds specified target levels and the product design and components of such Products were qualified by IBM or its affiliates before the Initial Closing and have not been modified by the Company.

There was no extraordinary gain or loss recorded by the Business for the two financial years ended 31 December 2003.

Consideration

The Asset Purchase Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration to be paid by the Company under the Asset Purchase Agreement is US$1.25 billion (approximately HK$9.73 billion), subject to certain adjustments, and will be satisfied at the Initial Closing by the payment by the Company of the Cash Consideration, and the balance of the consideration of US$600 million to be satisfied by the allotment and issuance of Consideration Shares credited as fully paid and free and clear of encumbrances, by the Company to IBM at the Issue Price.

The amount of the adjustment to the consideration will be determined by subtracting target net working capital from actual net working capital pursuant to the terms of the Asset Purchase Agreement. It is not possible to deduce the "target net working capital" at this time. It will be determined based on the historical patterns of the relationship between (a) accounts receivable, inventory and accounts payable, and (b) revenue, in each case, of the Business. A further public announcement will be made by the Company in relation to the "target net working capital" amount and the amount of the adjustment to the consideration once these amounts are determined.

If the adjustment amount is less than zero by an amount in excess of US$25 million, IBM will pay the Company (by wire transfer in immediately available funds) an amount equal to the adjustment amount minus US$15 million. If the adjustment amount is greater than zero by an amount in excess of US$25 million, the Company will pay IBM (by wire transfer in immediately available funds) an amount equal to the adjustment amount minus US$15 million.

The consideration has been determined based on various factors, including the historical revenue contribution of the Business to the Enlarged Group, the scope and the quality of the Acquired Assets, the growth prospects of the Business, earnings potential and synergy opportunity with the Company, the scope and nature of the Assumed Liabilities, terms of various commercial agreements being entered into and other relevant valuation benchmarks. The Directors consider that the terms of the Asset Purchase Agreement and the Ancillary Agreements are fair and reasonable so far as the Company and the Shareholders as a whole are concerned. An application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in the Shares to be issued to IBM.

The Issue Price is equal to HK$2.675, being the closing price of the Shares on the last trading day prior to the date of this announcement and represents:

(a) a premium of approximately 1.04% over HK$2.6475, the average closing price of the Shares on the Stock Exchange for the last 10 full trading days prior to the suspension of trading in the Shares prior to the date of the Announcement;

(b) a discount of approximately 2.64% to HK$2.7475, the average closing price of the Shares on the Stock Exchange for the last 30 full trading days prior to the suspension of trading in the Shares prior to the date of the Announcement; and

(c) a premium of approximately 361% over the latest unaudited consolidated net tangible assets of the Lenovo Group of approximately HK$0.58 per Share as at 30 September 2004.

approvals of the relevant government authorities having ...

(d) no statute, rule, regulation, order, decree or injunction that would prohibit or render unlawful consummation of the transfer of the Business in the Initial Closing Countries shall be in effect and there shall be no proceedings brought (and still pending) by any government authority that is reasonably likely to prohibit or render unlawful the consummation of the Initial Closing.

The obligations of the Company to effect the Initial Closing are further subject to the satisfaction of the following Conditions Precedent:

(a) each of the representations and warranties made by IBM that is qualified by reference to materiality or a material adverse effect on the Business is true and correct and all other representations and warranties are true and correct in all material respects;

(b) IBM has performed and complied in all material respects with each agreement, covenant and obligation required by the Asset Purchase Agreement and the Employee Matters Agreement to be so performed at or before the Initial Closing;

(c) no change, event, circumstance or effect which has had, or is reasonably likely to have, a material adverse effect on the Business has occurred;

(d) all covered permits material to the Business and required in connection with the operation of the Business in the Initial Closing Countries have been obtained; and

(e) an officer's certificate from IBM has been delivered to the Company confirming that the conditions set forth in clauses (a) and (b) above have been satisfied.

The obligations of IBM to effect the Initial Closing are further subject to the satisfaction of the following Conditions Precedent:

(a) each of the representations and warranties made by the Company that is qualified by reference to materiality or material adverse effect on IBM is true and correct and all other representations and warranties are true and correct in all material respects;

(b) the Company has performed and complied in all material respects with each agreement, covenant and obligation required by the Asset Purchase Agreement and the Employee Matters Agreement to be performed at or before the Closing;

(c) no change, event, circumstance or effect which has had, or is reasonably likely to have, a material adverse effect on the Company has occurred; and

(d) an officer's certificate from the Company has been delivered to IBM confirming that the conditions set forth in clauses (a) and (b) above have been satisfied.

Multiple Closing Arrangements

The Initial Closing will take place on the first day that is both (i) at least five Business Days following the satisfaction or waiver of all the Conditions Precedent and (ii) the first Business Day on or following the last calendar day of the month in which such Conditions Precedent are satisfied or waived (or at such other time as the Company and IBM may mutually agree). In the event that the Initial Closing does not occur on or before the first anniversary of the signing of the Asset Purchase Agreement, either party may terminate the Asset Purchase Agreement.

With respect to the Remaining Assets which have not been transferred to the Company at the Initial Closing because the required authorisations, consents or approvals have not been obtained from the relevant government authorities, subject to applicable law, IBM shall run that part of the Business and administer the Remaining Assets at the direction of and for the sole benefit of the Company until such time as the required authorisations, consents or approvals have been obtained from the relevant government authorities. From the Initial Closing to the applicable Closing, IBM and the Company agree to make appropriate adjustments or arrangements to transfer from IBM any net profits or net losses attributable to such Remaining Assets to be taken up by the Company, which adjustment shall be undertaken using retrospective profit and loss data. Nothing in such adjustment process shall entitle IBM to directly or indirectly influence determination of its sales pricing for product distribution in the countries where such Remaining Assets are located.

The Company and IBM will effect the transfer of the Remaining Assets from time to time at one or more Subsequent Closings as agreed between them provided that:

(a) no statue, rule, regulation, order, decree or injunction that would prohibit or render unlawful the consummation of the transfer of the Remaining Assets shall be in effect and there is no proceeding brought by any governmental authority that is reasonably likely to prohibit or render unlawful the consummation of the applicable Closing;

(b) all material consents and approvals of the relevant government authorities necessary for such subsequent Closing have been obtained; and

(c) all permits material to the Business and that are required in connection with the operation of the Business by the business unit to which such applicable Closing relates have been obtained.

The Asset Purchase Agreement further provides that if the arrangements described above are prohibited by law or impracticable, the parties will agree a good faith allocation of the consideration to the assets transferred at the Initial Closing and the remaining consideration will be payable when the Remaining Assets in relation to a particular

business unit are transferred. The Company's tax advisers have confirmed that the details of how the relevant assets will be transferred at Subsequent Closings have not yet been finalised by the Company and IBM's tax teams and the amount, currency and settlement method used would likely be influenced by future discussions on that issue, and such discussions will be completed prior to the applicable Closing. A public announcement will be made by the Company in the event that the relevant amount, currency and settlement method have a material impact on the consideration to be paid by the Company to IBM or the financial position of the Enlarged Group.

Undertakings

Non-competition

From the Initial Closing until the fifth anniversary of the Initial Closing:

IBM agrees and undertakes with the Company, subject to certain limitations and exceptions, that it will not, and will cause its existing and future subsidiaries not to, directly or indirectly anywhere in the world engage in: (A) the manufacture of Personal Computers; (B) sale of Personal Computers; or (C) the licence, sub-licence or other grant to any third party of the right to use the IBM logo on Personal Computers as a primary or shared product name; provided that on and after the third anniversary of the Closing, the term "Personal Computers" shall not include "thin clients".

Goodwill Deposit

Upon signing of the Asset Purchase Agreement, the Company paid IBM the Goodwill Deposit. The Goodwill Deposit accrues interest at the rate of 2.56% per annum from the date it is received by IBM. At the Initial Closing, the Goodwill Deposit, together with accrued interest thereon, will be credited towards the payment of the Cash Consideration.

IBM shall retain the Goodwill Deposit in the event that certain agreed PRC authorities take any affirmative action prohibiting the consummation of the transactions contemplated by the Asset Purchase Agreement or implement any laws that will render the transactions contemplated by the Asset Purchase Agreement unlawful. If the Initial Closing does not occur for any other reason, IBM shall refund the Goodwill Deposit, together with accrued interest, to the Company.

COMPANY AGREEMENT

Date

7 December 2004

Parties

The Company and IBM

Undertakings

IBM undertakes not to, without the prior written consent of the Board, transfer any of the Excess Shares for a period of six months following the date of the Initial Closing or transfer any of the Base Consideration Shares for a period of up to three years following the date of the Initial Closing, except to the extent permitted by the Company Agreement. IBM may transfer up to such percentage of the Base Consideration Shares equal to the greater of:

(a) the percentage determined by dividing the number of Shares disposed of by the Major Shareholder during the period between the EGM and up to the date of the relevant transfer by the total number of Shares held by the Major Shareholder on the date of the EGM; and

(b) the following applicable percentage or fraction of the Base Consideration Shares as at the relevant time:

Period	Percentage/ fraction
Until the first anniversary of the Initial Closing	0%
From the day after the first anniversary of the Initial Closing	One-third (1/3)
From the day after the second anniversary of the Initial Closing	Two-thirds (2/3)
After the third anniversary of the Initial Closing	100%

These transfer restrictions do not apply to a transfer by IBM of the Consideration Shares to any of its affiliates or a transfer of such number of the Consideration Shares necessary to enable IBM to qualify for the cost method of accounting under US GAAP with respect to its holding of the Consideration Shares. The Excess Shares represent the additional Shares that IBM has agreed to take up as part of the consideration for the Asset Acquisition. However, the Company may pay cash to IBM instead of issuing all of the Excess Shares at the Initial Closing.

IBM undertakes to the Company not to purchase any additional Shares that would result in the holdings of the Shares by the "public" for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

Until IBM has sold all of the Excess Shares, the Company may not issue any new shares except for the purpose of repaying the bridge loan arranged by Goldman Sachs Credit Partners L.P.. The Company agrees to use its reasonable best efforts to arrange for the sale of the Excess Shares to one or more third parties at a price per Excess Share not less than the higher of (i) the then prevailing market price per Share, and (ii) the issue price per share at which the Excess Shares were issued under the Asset Purchase

Others

With respect to any bonus, capitalisation, rights or similar issues of additional securities of the Company which all the shareholders, including holders of Shares and Non-voting Shares, are entitled to participate in or benefit from (by virtue of their being Shareholders in the Company) in proportion to their shareholding, whether for any consideration or for no consideration payable by such Shareholders, any additional securities to be issued to the holder of Non-voting Shares under such issues shall be Non-voting Shares.

Term

Save as otherwise provided in the Company Agreement, the Company Agreement terminates upon all the Consideration Shares being free from the lock up restrictions under the Company Agreement or such time as IBM and its affiliates hold less than 3% of the outstanding issued share capital of the Company, whichever is the later.

CORPORATE STRUCTURE BEFORE AND AFTER INITIAL CLOSING

The corporate structures of the Company immediately before and after the Initial Closing are as follows:

Immediately before Initial Closing


Public
Legend Holdings Limited
IBM
43%
57%
The Company
The Business

Immediately after Initial Closing


Legend Holdings Limited
Public
IBM
45.9%^Δ
35.2%^Δ
18.9%*^Δ
The Company

Δ represents percentage of total issued capital only

* out of this 18.9%, 8.9% represents Shares with voting rights and 10.0% represents Non-voting Shares

The shareholding position of the Company immediately after the Initial Closing will be as follows:

Shareholder	% of Shares held	% of Non-voting Shares held	% of total issued capital held
Legend Holdings Limited	51.0%	0%	45.9%
Public	39.1%	0%	35.2%
IBM	9.9%	100%	18.9%
Total	100%	100%	100%

Despite the fact that IBM will hold only 9.8% of the Shares upon the Initial Closing, the Stock Exchange has deemed IBM as a connected person under the Listing Rules.

ANCILLARY AGREEMENTS

Pursuant to the Asset Purchase Agreement, on 7 December 2004, the Company entered into the following ancillary agreements and arrangements with IBM, pursuant to which IBM will provide a broad range of services to the Lenovo Group and certain transitional matters will be dealt with. The Ancillary Agreements will take effect upon the Initial Closing and will essentially be conditional upon the Initial Closing taking place.

Transition Services Agreement

Date

7 December 2004

Excess Surplus Distribution Services

The consideration payable by IBM to the Company in connection with IBM's purchase of any used personal computing products returned to resellers will be set forth in a price list submitted by IBM to the Company in response to a request for quotation from the Company.

IGS Services Agreement

Date

7 December 2004

Parties

The Company and IBM

Maintenance and Warranty Services

To the extent base warranty services are made available by the Company for its products, the Company has agreed to engage IBM as its preferred service provider to perform such services. In addition, the Company has agreed to engage IBM as its preferred service provider to perform the Company's post-warranty and warranty upgrade services for commercial customers outside of the PRC.

Promptly following the Initial Closing, IBM and the Company will negotiate in good faith an agreement pursuant to which the Company will provide maintenance and warranty services in the PRC on IBM products sold prior to the Initial Closing.

Consideration

The service fees for the first year will be the "best" fees, by each geography, that IBM offers for substantially similar services in the same geography (including products and delivery terms) in respect to any service provider customer contracts with volumes, in each such geography, that are the top 3 closest in volume. Service fees are subject to adjustment pursuant to certain benchmarking procedures specified in the agreement.

In addition, the Company and IBM have agreed certain mutual revenue sharing arrangements generated from the sale of the Company post-warranty and warranty upgrade services as well as IBM's technology deployment services.

Term

The term of the agreement is five years from the Initial Closing, and will automatically extend for additional one year periods each unless either party gives written notice of termination at least six months prior to the expiration of the then-scheduled expiration of the term.

Marketing Support Agreement

Date

7 December 2004

Parties

The Company and IBM

Services to be provided

IBM will provide client team support to the Company to assist the Company in its post-Initial Closing sales coverage of the Company's customers by providing various MSA Services, each of which is documented in a MSA Service Description Attachment. The MSA Services include, inter alia, marketing support services, information technology services, fixed assets accounting and property control administration services (for EMEA and Asia Pacific), customer fulfillment services, sales center services, ledger support services (for EMEA and Asia Pacific), incentives and commissions services, treasury services (EMEA and Asia Pacific) and transitional tax services (in EMEA and Asia Pacific).

Term and termination

The term of the Marketing Support Agreement is for a period of five years from the Initial Closing.

The provision of MSA Services will commence on the Initial Closing for each business unit covered by the Initial Closing and will terminate one year from the Initial Closing, except that customer fulfilment, fixed assets accounting and property control administration, ledger support and services will terminate two years from the Initial Closing, information technology services will terminate three years from the Initial Closing and the marketing support services will terminate five years from the Initial Closing. Starting in 2007, the Company may in the future elect to reduce the number of countries in which the Company requires MSA Services from IBM.

Fees payable

The Company will pay IBM a fee of no more than 2.53% of the specified reported revenue of the Business for MSA Services. Other than with respect to calendar year 2006, the targeted revenues for each calendar year are expected to be agreed to by the parties in June of the preceding calendar year.

Internal Use Purchase Agreement

Date

Company may offer to repurchase (provided that any outstanding amount under the bridge loan arranged by Goldman Sachs Credit Partners L.P. has been repaid in full), or offer IBM the opportunity to sell to a third party, any of the Excess Shares at the Offer Price. If IBM does not accept such an offer, the Company may issue new shares to the extent that IBM has declined the offer at a price not higher than the Offer Price, and in that event, IBM will be deemed to have sold the equivalent number of Excess Shares equal to the number of new shares issued by the Company. When all Excess Shares are sold or deemed to be sold, the restriction on the Company to issue new shares cease to apply.

In order to enable IBM to maintain its percentage level of shareholding in the Company, subject to applicable laws and regulations, IBM has the right of first refusal in any subsequent new issue of shares by the Company. IBM will have the right (subject to certain exceptions) to subscribe for such number of additional Shares, upon the same terms and conditions as the Company issues Shares to a third party, so that following the issue, IBM's percentage shareholding in the Company will remain the same as its percentage shareholding in the Company immediately before such issue. If IBM elects to subscribe for additional shares, IBM will be subscribing for Shares and Non-voting Shares in the same proportion to its holdings of the Shares and Non-voting Shares immediately prior to the issue. Alternatively, in a new issue of shares by the Company, IBM may participate in such new issue by tagging-along and requiring the Company to sell a pro-rated number of the Consideration Shares to the same transferee at the same price and on the same terms as the Company issues any new Shares.

Until the later of the date that the Trademark License Agreement is terminated pursuant to its terms and the date that IBM ceases to hold 5% or more of the outstanding issued share capital of the Company, IBM may designate an observer to be present at all meetings of the Board and any committee of the Board. The observer will not be a Director and accordingly will have no right to vote and may not exercise any other rights of a Director at such meetings, and the reason for appointing an observer is to ensure co-ordination of the strategic relationship between IBM and the Company. IBM will not appoint any Director.

The Company Agreement provides that the board observer shall maintain all information obtained from the Board confidential and shall observe all internal guidelines of the Company applicable to the Directors and insider dealing rules including the Securities and Futures Ordinance and the Model Code for Securities Transactions by Directors of Listed Issuers. The Board may withhold information from the board observer if there is a potential conflict of interests situation. In the event of a breach of confidentiality by the board observer, the Company may bring legal action against IBM including seeking a court order of specific performance to prevent the board observer from any unauthorised disclosure of confidential material. With the confidentiality protection afforded by the provisions of the Company Agreement, the Board believes that the participation of a board observer from IBM should be beneficial to the Company as the board observer would bring valuable expertise and management experience in the global information technology industry to the Company.

Rights and Restrictions attached to the Non-voting Shares

Ranking

The Non-voting Shares shall rank *pari passu* in all respects with the Shares, except for voting rights.

Voting Rights

The Non-voting Shares will not have any voting rights at all general meetings of the Company.

Transferability

The Non-voting Shares are subject to the lock-up provisions set out in the Company Agreement and upon the expiry of such lock-ups, the Non-voting Shares are transferable. Save as otherwise disclosed, there are no restrictions on the transfer of the Non-voting Shares.

Subject to the relevant lock-up restrictions, if IBM intends to transfer its Non-voting Shares other than to its affiliates, it shall be a condition for such transfer that the transferee will convert the Non-voting Shares into Shares immediately following the transfer.

Conversion

The Non-voting Shares are convertible, by the holder thereof giving written notice to the Company, into Shares on a one for one basis, subject to any adjustments as a result of any consolidation or sub-division of the Shares. There is not a defined period during which the Non-voting Shares must be converted.

No conversion of the Non-voting Shares shall be permitted if following such conversion the holder of the Non-voting Shares would become a substantial shareholder (as defined in the Listing Rules) of the Company immediately following such conversion.

IBM may not convert any Non-voting Shares if such conversion would reduce the holdings of Shares of persons who count as members of the public for the purposes of the Listing Rules falling below 25% of the total outstanding Shares (or such other percentage as is required of the Company under the Listing Rules to maintain the minimum public float).

Listing

The Non-voting Shares will not be listed.

Parties

The Company and IBM

Services to be provided

IBM and its affiliates will provide the Enlarged Group with the Transition Services which will include:

(a) certain finance and account function support services;

(b) certain marketing and sales support services;

(c) general procurement services, such as engineering and office products, building and facilities and information technology;

(d) development services (i.e. translation services for product-related information and publications, product certification services, research and development support services and general engineering services);

(e) services to assist in facilitating certain procurement and sales activities for electronic components and commodities, which are supported from Singapore;

(f) human resource services; and

(g) real estate facilities services.

Each of the Transition Services is documented in a separate TSA Service Description Attachment.

Term and termination

The provision of Transition Services will commence on the Initial Closing and range in duration from 12 to 36 months. The Transition Services will terminate upon the earlier to occur of: (i) the date on which all of the Transition Services are terminated; or (ii) the last date indicated for the termination of a Transition Service in the TSA Service Description Attachments. The Company may cancel any Transition Service or reduce the amount of any separately priced portion of a Transition Service at any time upon 60 days' prior written notice.

Charges for Transition Services

The amount of charges which the Enlarged Group expects to pay to IBM under the Transition Services Agreement for the first 12 months after the Initial Closing is approximately US$250 million. This amount has been determined by reference to the historical costs paid by the Business as part of its budgeted expense.

Strategic Financing and Asset Disposition Services Agreement

Date

7 December 2004

Parties

The Company and IBM

Services to be provided

IBM will provide the Company with Customer Financing Services, Distribution Channel Financing Services and Excess Surplus Disposition Services.

Term

The term of the Strategic Financing and Asset Disposition Services Agreement is for a period of five years from the effective date of the agreement.

Fees and commissions

Customer Financing Services

For the first calendar year of the term of the Strategic Financing and Asset Disposition Services Agreement, the Company will receive from IBM a commission based on the total invoice price of the customer financing and lease transactions that are facilitated by the Company.

The commission payable to the Company by IBM will be adjusted either upwards or downwards depending on total invoice prices of the transaction which take place during the relevant calendar year, with reference to a certain pre-agreed target volume.

IBM has agreed that the commission arrangements and other terms and conditions in the agreement are to be on terms no less favourable than that which IBM offered internally to its business units and externally to its other manufacturers of personal computing products prior to the date of the Asset Purchase Agreement.

Distribution Channel Financing Services

Whenever IBM finances a reseller purchase of inventory from the Company, the Company will be required to pay IBM a fee, being a percentage of the total invoice price, which is determined with reference to, inter alia, interest rates, credit risk of the reseller and administration costs. Either party may initiate a benchmarking exercise to determine the competitiveness of the fees paid to IBM by the Company.

7 December 2004

Parties

The Company and IBM

Sale and purchase of Personal Computers

IBM has agreed to purchase from the Company not less than 95% of the Personal Computers IBM requires worldwide for its internal use (which includes Personal Computers for use in connection with strategic outsourcing where IBM keeps title to the Personal Computers), each calendar year during the term of the Internal Use Purchase agreement, subject to certain reduction and other limitations. IBM also has the right to buy from the Company Personal Computers for resale in certain cases.

Consideration and liquidated damages

The consideration that the Company will receive for Personal Computers purchased for internal use (including IBM's strategic outsourcing business noted above) will be the cost of the products plus an agreed upon profit margin. In the event that IBM fails to fulfil its obligations to purchase internal use Personal Computers under the Internal Use Purchase Agreement, it will be required to pay the Company liquidated damages. There are no obligations to pay liquidated damages in connection with Personal Computers for resale.

The price that the Company will receive for Personal Computers purchased for use in certain IBM systems integration and outsourcing services, as an embedded Product in anther system, to fulfil obligations under existing government contracts or in other situations that the parties mutually agree will be the Company's price to its other resellers purchasing similar quantities. The price that the Company will receive for Personal Computers purchased for resale to IBM's employees (or for IBM's employees in the case of direct sales) as a part of an IBM benefit plan will be the price the Company charges its own employees pursuant to the Company's employee benefit plan. The price that the Company will receive for Personal Computers purchased by IBM for warranty and maintenance replacement service will be the base manufacturing costs of such Personal Computers plus shipping costs.

Term

The term of the Internal Use Purchase Agreement is five years from the Initial Closing.

Master Distribution Agreement

Date

7 December 2004

Parties

The Company and IBM

Distribution of Products to end users

IBM will be permitted to acquire Personal Computers and certain services from the Company and resell those products and services to customers who: (i) have previously entered into non-assignable purchase agreements with IBM; (ii) insist on purchasing products and services directly from IBM despite the fact that IBM has used commercially reasonable efforts to convince them to purchase products directly from the Company; or (iii) are in countries that do not close upon the Initial Closing. IBM may also market the Company's Products through one or more subsidiaries.

Term

The term of the agreement is two years from the Initial Closing or, for individual agreements that has a specific commitment to sell a specified amount of products and services over a period of time, for the duration of that agreement, and may be extended if both parties agree in writing.

Consideration

Where the non-assignable agreement sets forth a specified amount of Products over a fixed period of time, the Company will provide IBM with such products or services at the price and on the terms set forth in such agreement. Where the non-assignable agreement requires IBM to accept customer orders, the Company shall provide products pursuant to an agreed pricing methodology. If the parties have mutually agreed to allow sales under a non-assignable agreement, IBM will work with the customer to set the price and other terms of such sales, but such sales will be subject to the Company's agreement to provide products and services at such price. In instances of countries that do not close upon the Initial Closing, IBM and the Company will work together to continue to provide products at the prices provided to customers by IBM in such countries.

No separate consideration is payable by the Company to IBM.

Intellectual Property Agreements

Trademark Assignment Agreement

Date

7 December 2004

Parties

IBM as the assignor and a subsidiary of IBM as the assignee

Assignment of marks

IBM has agreed to assign to a subsidiary of IBM all of its right, title and interest in and to certain marks and domain names that are exclusively related to the Business, as specified in the Trademark Assignment Agreement together with the goodwill of the business symbolized thereby. The Company will then acquire such subsidiary.

Consideration

No payment is payable by the Company under the Trademark Assignment Agreement.

Effective date of assignment

The assignment under the Trademark Assignment Agreement will become effective upon the Initial Closing.

Trademark License Agreement

Date

7 December 2004

Parties

IBM as the licensor, a subsidiary of IBM as the licensee and the Company as guarantor of the obligations and responsibilities of the licensee

Grant of license

IBM will grant to a subsidiary of IBM, on a fully paid-up basis, a non-transferable license to use certain of IBM's registered and unregistered trademarks, including but not limited to "IBM" and the IBM logo, for the identification of certain products in marketing, and subject to certain restrictions, advertising (in the case of the "IBM" mark) in connection with the Business in the United States, its territories and possessions, and every other country where prior to the Initial Closing IBM had used or had the right to use these marks. The Company will then acquire such subsidiary.

The grant of license under the Trademark License Agreement is subject to certain pre-existing trademark license contracts or arrangements of IBM.

Right to use

For 18 months after the Initial Closing, the Business will be permitted to use the IBM trademark and logo on all Products existing as of the Initial Closing, and on other successor products that have substantially the same functions and attributes. During this period, the Business will also be permitted to use the IBM trademark and logo in marketing and advertising materials, but only as they appear on the Products or successors to the Products. The Business will not be required to add any qualifying wording in connection with its use of the mark during this period.

For 40 months after the Initial Closing, the Business will be permitted to use the IBM trademark and logo together with a trademark of the licensee or guarantor as it selects, on all Products existing as of the Initial Closing, and on successor products that have substantially the same functions and attributes.

Until the expiry of five years after the Initial Closing, the Business will be permitted to use the IBM trademark and logo together with a trademark of the licensee or guarantor as it selects, on all Products existing as of the Initial Closing, and on other products that have substantially the same functions and attributes, provided that on those products, after the first 40 months following the Initial Closing, the Company must only use the IBM logo and trademark on a product together with an endorsement text, which must be approved by IBM.

The Business will be permitted to use the common mark during the term of the license, and may seek registration on its own for newly created marks embodying the common term.

Term

The Trademark License Agreement is for a term of five years from the Initial Closing.

Patent Assignment Agreement

Date

7 December 2004

Parties

IBM as the assignor and a subsidiary of IBM as the assignee

Effective date of assignment

The assignment under the Patent Assignment Agreement is effective on or before the Initial Closing.

Assignment of patents

Subject to all rights granted to others prior to the Initial Closing and the Asset Purchase Agreement, IBM assigns and transfers to a subsidiary of IBM all of its right, title and interest in and to all patent ownership interest IBM may have anywhere throughout the world in and to those patents that are exclusively related to the Business, as identified in the Patent Assignment Agreement. The Company will then acquire such subsidiary.

Employer liability and retention

Upon the relevant Closings, the Company will be responsible for all liabilities, including but not limited to those regarding severance claims, relating to the relevant employees' employment with the Company. IBM will retain liability for severance payments arising automatically from any termination or refusal to accept an offer of employment made by the Company in accordance with the terms of the Employee Matters Agreement.

The Company will also adopt a long-term employee retention plan for the benefit of the transferred employees, no later than the first anniversary of the Initial Closing.

Non-solicitation

Generally, the Company is obliged for two years after the Initial Closing, not to solicit or hire any current or former employee of IBM who had been an employee of IBM in the one-year period prior to such time, subject to an exception for solicitation in responses to a general public advertisement. The same non-solicitation and non-hire restriction applies to IBM on a reciprocal basis. Notwithstanding the foregoing, the Company and IBM will be permitted to solicit or hire such employees and former employees so long as the party that desires to engage in such solicitation or has obtained the written consent of the other party.

Real estate arrangements

Pursuant to the Asset Purchase Agreement, the Company and IBM agreed that the real estate assets of the Business would be conveyed to the Company, with effect from the applicable Closing, pursuant to the following arrangements:

Acquisition of leasehold interests held by IBM

At the applicable Closing for the subject country, IBM will assign to the Company its entire leasehold interest in various floors of an office building located in Brisbane, Australia and a manufacturing facility in Pondicherry, India. The Company will assume IBM's payment and performance obligations under the various leases for these sites for the balance of the term of these leases. In connection with the Company's purchase of the Chinese Business Unit, the Company will also acquire certain leasehold interests in certain factory, warehouse, office and research facilities located in Shenzhen, Futian, Shanghai and Beijing, the PRC.

Sublease of portions of properties currently leased and to be retained by IBM

At the applicable Closing for the subject country, IBM will sublet portions of various properties in Toronto and Montreal (Canada), Fujisawa and Yamato (Japan), Sydney and Cumberland Forest (Australia) and Singapore to the Company. The portion of each site to be sublet will be that portion utilized by the Business, and the rental that will be payable will be the Company's pro rata share of IBM's cost for such space pursuant to its lease, based on a percentage of the total square footage occupied by the Company. The sublease term for each of these sites will commence at the applicable Closing for the subject country and be coterminous with IBM's prime lease term, with the exception of the Toronto site which will commence after the space has been reconstructed or otherwise reconfigured as necessary to house the Business, and will run up to a four and a half year term.

Occupancy of certain additional properties for a transitional period

The Company will occupy space at over 200 IBM locations worldwide for a one year term, commencing as of the date of the applicable Closing for the subject country, pursuant to a licence agreement for each jurisdiction. The licence with respect to each of these locations will be terminable by the Company upon 30 days' notice.

Option to elect either short term licence or longer term lease with respect to certain key sites

Tokyo, Japan

With respect to the IBM building located in Tokyo, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for a one year term from the date of the Initial Closing, or (b) lease the in-scope portion of the building from IBM site for a five year term at the prevailing market rate.

Option to elect either short term licence or assumption of lease for balance of lease term

With respect to the complex leased by IBM in Raleigh/Durham, North Carolina, the Company has up to 60 days from the signing of the Asset Purchase Agreement to decide whether it will (a) occupy the in-scope portion of the site pursuant to a licence for a one year term from the date of the Initial Closing, or (b) acquire IBM's leasehold interest in the Research Development Park Buildings and the Pinnacle Buildings (and assume the obligations of IBM under the subject leases) after occupying various portions of the site and leased locations pursuant to a licence until such time as the space has been reconfigured and built-out as necessary to consolidate the Company's employees and the Business.

INFORMATION ON THE LENOVO GROUP

The principal activity of the Company is investment holding. The principal activities of the Lenovo Group are the provision of advanced information technology products and services in the PRC.

The Company was listed on the Stock Exchange in 1994 and is a constituent stock of the Hang Seng Index. Its American Depository Receipts are also being traded in the over the counter market in the USA.

INFORMATION ON IBM

Some customers and fulfilment channels require finished goods to be built in advance of an order being received. Typically these customers or channels require very fast turnaround of an order, often requiring that the product ships the same day. The inventory generated in this way is managed very closely and adjusted on a daily basis in line with updated forecasts. Inventory is managed by the geography-based operations teams.

Competition

The Personal Computer industry is highly competitive. The Business currently faces competition primarily from Dell and HP, as well as Fujitsu, Toshiba, Sony and NEC, among others. This competition has resulted in strong pricing pressure across all products, and desktops in particular.

REASONS AND BENEFITS OF THE ASSET ACQUISITION AND ANCILLARY AGREEMENTS

Reasons and benefits for the Asset Acquisition

A unique opportunity

The Company has focused the business on the Personal Computer sector and has achieved undisputed leadership in the PRC Personal Computer market with a 27% market share. The Company has decided that it is critical to expand globally to further enhance its competitiveness and pursue future growth. The Business is one of the leading Personal Computer businesses in the world in terms of its scale, global reach, innovation capabilities and brand strength. The combination with the Business represents a unique opportunity for the Company to fulfill its globalisation strategy by further strengthening its focus and achieving its global leadership in Personal Computers and related products, and forging a long-term strategic relationship with the world's largest information technology company, which is one of the global leaders in business and technology services, information technology solution consulting services, information technology research, and information technology financing services. The combination of the Company and the Business will result in the creation of a global personal computer powerhouse representing approximately 8% of the worldwide personal computer market, with global sales, marketing, distribution and customer support infrastructure. The Company expects that this transaction would significantly strengthen its capability to compete with Dell and HP in corporate and consumer markets in the PRC and globally.

Global reach and brand awareness

The Asset Acquisition will allow the Company to quickly transform from a business conducted exclusively in the PRC into a worldwide operation. Following the Asset Acquisition, the company will leverage the Business' existing infrastructure to quickly establish direct presence in approximately 30 countries with comprehensive sales networks covering 160 countries to reach global enterprise customers. This global presence and coverage will also help the Company sell the Company's consumer products in global markets outside the PRC. As a result, the Company's sales generated outside the PRC is expected to represent approximately 72% of the revenue base of the Enlarged Group, compared to less than 2% for the year ended 31 March 2004 on a standalone basis. Pursuant to the terms of a trademark licensing arrangement between the Company and IBM, the Company intends to leverage the global recognition of IBM's brand, one of the most widely recognised in the world, to bring rapid global awareness of its own brand, eventually establishing "Lenovo" as the single worldwide brand in the long term. The Company will be allowed to market products of the Business with the IBM logo, including with the Lenovo logo co-branded and IBM endorsement on the Products over transition periods. The Company will also acquire the right to use "Think", and its variations within a family of products and features such as "ThinkPad", "ThinkCentre", "ThinkVision" and "ThinkVantage", that have been used in the Business. The co-branding opportunity with IBM should allow the Company to more easily establish customer relationships and credibility in the enterprise market niche, when combined with the Business' historical practice of treating such accounts as clients, as well as to launch the Company's brand beyond its existing customer base to a global consumer base.

Enhanced product portfolio

Historically, the Company has enjoyed strong market leadership in the PRC for both desktop and notebook products in both commercial and consumer markets, with particular strengths in desktop and consumer products. Over the years, the Company has developed strong product and application innovation capabilities, which have been a key contributing factor to its leadership position in the PRC. The Business has evolved in the past 10 years to focus on the notebook products for the global enterprise market. Consequently, complementary product lines and core competencies in differentiated markets are expected to ensure rapid integration of the Company's desktop and consumer product lines capabilities, with IBM's technology, notebook and commercial product lines and capabilities. This combination will create a comprehensive and innovative product portfolio and significantly enhance the Company's competitiveness against its competitors in the PRC and globally for all customer segments. Little overlap in respective target market segments also allows minimal potential "cannibalisation" of sales following the Asset Acquisition.

Cost containment

The Asset Acquisition also presents a unique synergistic opportunity for cost savings, which will be maximised by leveraging the Business' integrated supply chain management capability. The main source of cost savings is procurement synergies arising from improvement in economies of scale in procurement by combining procurement volumes of the Business and the Company. The benefit of increased scale will be further amplified by sharing best practice and prices, consolidating vender lists and increasing common parts as a result of product line consolidation between the Company and the Business.

the Patent Assignment Agreement. The Company will then acquire such subsidiary.

Consideration

No payment is payable by the Company under the Patent Assignment Agreement.

Patent Cross License Agreement

Date

7 December 2004

Parties

IBM and a subsidiary of IBM and the Company

Effective date of licence

The licence under the Patent Cross License Agreement will become effective as of the Initial Closing and will continue until the expiration of the last to expire of the licensed patents.

License of patents

IBM grants to a subsidiary of IBM and the Company, and the Company and a subsidiary of IBM each grants to IBM a license, in relation to its respective licensed patents, as follows:

(i) to make (including the right to use any apparatus and practice any method in making), use, import, offer for sale, lease, license, sell and/or otherwise transfer the respective party's licensed products;

(ii) to have the respective party's licensed products made by another entity; and

(iii) to use any apparatus and practice any method in connection with the performance of business processes for itself or third parties.

Consideration

No payment is payable by the Company or the subsidiary of IBM under the Patent Cross License Agreement.

Intellectual Property Assignment and License Agreement

Date

7 December 2004

Parties

IBM and the Company

Assignment of programs and documentation exclusive to the Business

IBM has agreed to assign to the Company all of its right, title and interest in, to and under all intellectual property rights in and to certain software programs and tangible embodiments of information and know-how, in each case that are exclusively related to the Business.

The Company has agreed to grant back to IBM a non-exclusive, worldwide, perpetual, royalty-free license in and to the software programs and tangible embodiments of information and know-how assigned to it by IBM.

License of programs and documentation used in connection with the Business

IBM has agreed to grant to the Company a non-exclusive, worldwide, perpetual, royalty-free license in and to certain software programs and tangible embodiments of information and know-how, in each case that are used in connection with the Business and in each case only for the purpose of operating the Business.

Consideration

No payment is payable by the Company under the Intellectual Property Assignment and Licence Agreement.

Effective date of assignment

The assignment is effective on or before the Initial Closing. The term of each granted license under this agreement is for the life of the respective intellectual property right.

Employee Matters Agreement

Parties

The Company and IBM

Transfer of employees

Employees of the Business will be transferred to the Company, either as may be required by the laws of the applicable jurisdictions or by offers of employment made by the Company to such employees, on the dates of the relevant Closings. In general, the Company will honor those terms and conditions of employment that are required by law, or, if not required by law, provide salary, wages, and terms and conditions at levels at least as favorable as the terms provided by IBM, and provide pension and other employee benefit plans that are substantially comparable in the aggregate to plans that were provided to such employees by IBM.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. Over the past decade, IBM has been a leader in the information technology market's shift of focus from selling hardware, software, and services, to the creation of solutions to clients' business problems. The common stock of IBM is listed on the New York, Chicago and Pacific stock exchanges and on other exchanges in the USA and around the world.

INFORMATION ON THE BUSINESS

Overview

The Business develops, manufactures and markets Personal Computer products including a wide variety of notebook and desktop computers and related peripherals. The Business' target customers are business customers.

The Business is headquartered in the city of Raleigh, in the state of North Carolina of USA. It has a global presence, is active in over 160 countries and employs more than 9,500 employees worldwide.

In 2003, based on the US GAAP financial information of the Business, the Business generated revenues of US$9,566 million, representing an increase of 3.6% over 2002, with gross profit of US$961 million. As at 31 December 2003, the Business had total assets of US$1,458 million and total liabilities of US$2,449 million.

Products

The Business' mobile notebook computer series, termed "ThinkPad", includes a range of products designed to meet users' needs such as portability, speed, networking and battery life. The ThinkPad laptops feature rugged designs and proprietary software, such as for immediate data recovery, intended to meet the needs of the business user.

The Business' "ThinkCentre" desktop computers feature designs for durability and serviceability supporting new technologies at various price points. The Business also offers computer accessories such as monitors, keyboards, mice and other components.

History and development of the Business

IBM introduced its first Personal Computer in 1981, followed by the introduction of its first portable computer (weighing 30 pounds) in 1984. The first "laptop", weighing in at 12 pounds, was introduced in 1986. In 1992, IBM branded a new line of notebook computers under the "ThinkPad" logo. In 2002, IBM outsourced a significant portion of the Business' desktop Personal Computer manufacturing to Sanmina SCI. To date, IBM's ThinkPad notebook series has been the best-selling notebook brand, having sold over 20 million units since its inception.

Sales and marketing

The Business operates through three primary sales/distribution channels including: direct/large enterprise customers; distributors and resellers, and internet/direct order channels. The Business' sales force comprises more than 2,500 sales personnel in over 55 countries.

The Business' business focus is on the commercial marketplace and it targets large enterprise, government and education and medium and small customer segments. The Business utilizes both a direct and indirect sales/distribution channel structure.

Manufacturing

The Business manufactures its notebooks through its Chinese Business Unit. In 1994, the Business entered into a joint venture with a local partner, which led to the construction of a state-of-the-art Personal Computer manufacturing facility in Shenzhen, the PRC, in 2000.

In January 2002, the Business sold certain of its North American and European desktop personal computer manufacturing operations to Sanmina SCI. Along with the sale, the Business entered into a three year outsourcing agreement with Sanmina SCI to manufacture personal computers for the Business.

Purchasing

The Business operates a centralised purchasing function responsible for the selection and management of suppliers, as well as procurement engineering and materials management activities to support the manufacture and fulfillment of Personal Computer products. The purchasing organization has major centers in Raleigh, North Carolina, USA, Shenzhen and Shanghai, PRC and Japan, and additional resources co-located with major sources of supply.

The role of the purchasing function is to acquire goods and services efficiently and effectively while providing flexibility in response to market changes. The focus is on the development of long term relationships with key supplier partners to ensure early access to new technologies, continuity of materials supply and competitive prices. As a result, the Business has well established relationships with industry suppliers of Personal Computer components, as well as major ODM and EMS companies.

Inventory management

The Business operates on the general principle of minimising inventory whenever possible. In the case of outsourced manufacturing, the Business only takes ownership of a product once it leaves a supplier's back dock.

Company and the Business.

Additional cost saving opportunities will arise from leveraging the Company's low cost infrastructure in the PRC to reduce the overall cost of the global operation of the Business. The opportunities include consolidating relevant back-office operations of the Business to the PRC, and leveraging the Company's low cost manufacturing capabilities in the PRC.

Technology leadership

The Company would acquire a part of the world's largest information technology research organisation including a highly skilled and experienced development team, advanced facilities and a portfolio of technology intellectual property and know-how. In particular, the Business' notebook research and development capability and know-how will complement the Company's current research and development strength in desktops to allow the Company to achieve technology leadership in both notebook and desktop products. The Business' strong overall product system design, component specifications and quality control capability will also further strengthen the Company's product development effectiveness across product lines. In addition to product development, the Business' unique "ThinkVantage Technologies" will allow the Company to increase product reliability and flexibility and reduce business customers' total cost of ownership. In acquiring the Business, the Company would also acquire a portion of the Business' extensive patent portfolio, thereby enhancing the Company's intellectual property portfolio. The Company would also acquire leading research and development facilities in USA and the PRC, and one of the world's largest dedicated notebook computer research and development facilities in Japan.

Leading internationally experienced management

Because the Business sells products in almost 160 countries, the management of the Business is very experienced in development and execution of international strategy and managing large scale global operations. The Company recognises the importance of continuity of leadership in the Business, and intends to retain an industry leading management team with significant international experience in commercial markets. As an integral part of the Asset Acquisition, the Company and IBM will make necessary arrangements and offers including compensation and benefits to ensure the retention of the management of the Business as part of the management team of the Enlarged Group. The combined experience of the retained management team of the Business and the Company's existing PRC management team will create a management team that has strong capabilities and extensive experience in both managing a large scale global business and winning in fast growing emerging markets. With the strong commitment from the Company and IBM in the success of the Enlarged Group and long term strategic partnership, the Company therefore believes that transfer of this experienced team of managers with international experience is both key to the success of the Asset Acquisition and achievable.

Reasons and benefits of the major Ancillary Agreements

The reasons and benefits of the major Ancillary Agreements are set out below:

IGS Services Agreement

The Company believes that the IGS Services Agreement will provide several major benefits to the Company and its customers:

(1) Maintaining a relationship with IGS will minimise customer loss by maintaining the industry best award-winning warranty services to which IBM's customers are accustomed.

(2) IGS is widely regarded as one of the leading providers in after-sales services, and it is one of the few service providers that have the global coverage which is required by the Company's top enterprise customers. A strategic partnership will be a competitive advantage for the Company and help to establish and maintain the premium image of the Company's product offerings and increase credibility with enterprise customers.

(3) A strategic relationship with IGS will increase Personal Computer sales through IGS strategic outsourcing and system integration businesses, where IBM customers outsource their information technology services to IGS or buy Personal Computer products through system integration transactions and IGS recommends that such customers purchase their related information technology hardware from the Company.

(4) The IGS Services Agreement will also allow the Company to share the profit generated from extended warranty services sold by IGS and its affiliates.

Please refer to the section entitled "Ancillary Agreements" for a summary of the IGS Services Agreement.

Marketing Support Agreement

Under the Marketing Support Agreement, the Company will be able to leverage IBM's well established enterprise sales force and IBM established global sales infrastructure, i.e. client representative teams, for a period of five years. The key benefits are identified below:

(1) Ensure smooth transition and minimise customer loss — IBM's client sales representatives are responsible for overall client relationships, and will play a critical role in ensuring clear communication, a smooth transition and minimising revenue loss immediately after the Initial Closing.

(2) Protect business momentum — The Business and IBM's client sales representatives have an established and proven sales model, pursuant to which IBM's sales representatives are responsible for client relationships and overall satisfaction, and the Business' sale representatives jointly visit and develop enterprise customers. Historically, more than one-third of the Business' sales opportunities have been identified by IBM's client representatives. Maintaining the sales model is important to protect business momentum going forward.

(3) Build customer relationships — The arrangement allows the Company to gradually build its own customer relationships with large enterprise customers through joint customer visits with IBM's client representatives and proactive facilitation of transferring customer relationships from IBM client representatives to the Company's sales team.

(4) Allow the Company to continue to leverage IBM's established global network and established infrastructure, including such functions as sales fulfillment, information technology and treasury.

(5) Minimise incremental cost to the Company. The agreed commission rate is based on historical sales related costs to the Business. This will minimise incremental cost to the Company in the future.

(6) Tiered commission structure to provide incentive and reflect future changes to the Company's sales model — The tiered commission structure is designed to incentivize IBM's sales team to meet and exceed sales targets. The total cost will change to reflect future business fluctuations, changes in sales coverage by IBM's sales team and the gradual migration to the Company's own sales team.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Marketing Support Agreement.

Internal Use Purchase Agreement

Under this agreement the Company will be the preferred and nearly exclusive (95%) supplier for all Personal Computers purchased by IBM for its internal use or strategic outsourcing deals for a period of five years. In calendar year 2003, the amount of IBM's internal purchases made it the largest customer of the Business. Under the Internal Use Purchase Agreement, pricing of future sales to IBM will be based on commercial terms subject to most favored nation pricing, which allows the Company to earn a comparable margin as sales to other top enterprise customers.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Internal Use Purchase Agreement.

Strategic Financing and Asset Disposition Services Agreement

The services IGF provides are crucial to the Company's day-to-day operations and beneficial to the Company's customer and business partners and will result in several benefits to the Company and its customers:

(1) Customer Financing Services gives the Company's customers in more than 40 countries the option to lease the Company's products, thus enhancing the Company's revenue potential.

(2) Distribution Channel Financing Services allow the Company to effectively manage channel credit and significantly reduce its working capital and total invested capital required.

(3) Excess Surplus Disposition Services allow the Company to manage the disposition of its used products in a global and orderly manner to avoid channel confusion and maximise residual value by leveraging IGF's extensive asset recovery/resell capability.

In view of the fact that IGF has existing relationships with IBM's customers and resellers, the Strategic Financing and Asset Disposition Services Agreement will help ensure a smooth transition and minimise business and customer disruption, employee training and business process redesign.

As one of the industry leaders with a global network and significant scale, IGF is most likely to offer the Company the best service given its unique presence in and understanding of the information technology hardware industry.

IGF has agreed to assume the credit, operational and residual value risks associated with its provision of services to the Company, which significantly reduces the Company's exposure to contingent liabilities.

Please refer to the section entitled "Ancillary Agreements" for a summary of the Strategic Financing and Asset Disposition Services Agreement.

Transition Services Agreement

The Transition Services Agreement and the services provided thereunder will provide a variety of benefits to the Company and its customers:

(1) Because the Business is fully integrated with IBM's other businesses it is not economically feasible for the Company to acquire from IBM all of the assets, functionality and services that the Business currently enjoys within IBM. Accordingly, IBM's provision of services to the Company on a transitional basis will allow the Company to be fully operational following the Initial Closing and therefore minimise business and customer disruption.

(2) The transitional period provides the Company with an opportunity to develop in-house capabilities or other plans to replace the services provided by IBM at the end of such period.

Please refer to the section [illegible]

"Assumed Liabilities"	the liabilities to be assumed by the Company under the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in this announcement
"Base Consideration Shares"	the Consideration Shares less the Excess Shares
"Board"	the board of Directors of the Company
"Business"	the business conducted by IBM and its subsidiaries of designing, developing, manufacturing, marketing and selling Products but does not include the businesses of: (a) providing maintenance and warranties services or any other Global Services with respect to the Products; (b) leasing, renting, financing or selling leased Products; (c) providing financing services and disposal services; (d) developing, manufacturing, marketing or selling Excluded Products; or (e) marketing or selling Products to the extent conducted by employees of IBM or any of its subsidiaries who will not be employed by the Company following the Initial Closing
"Business Day"	any day other than (a) a Saturday or Sunday, (b) any day on which banks located in New York City, USA or Hong Kong are authorized or required by law to be closed for the conduct of regular banking business and (c) when such term is used in relation to a country other than USA, any other day on which commercial banks in such country are authorized or required by law to be closed for the conduct of regular banking business
"Cash Consideration"	US$650 million payable by the Company to IBM as part of the consideration under the Asset Purchase Agreement, subject to certain adjustments set out in the sub-section entitled "Consideration" under the section entitled "Asset Purchase Agreement" in this announcement
"Chinese Business Unit"	Business related to the Products, operated under International Information Products (Shenzhen) Co., Ltd., a Sino-foreign equity joint venture currently owned as to 80% by IBM. The remaining 20% is held by China Great Wall Computer (Shenzhen) Co., Ltd.. China Great Wall Computer (Shenzhen) Co., Ltd., its parent company, Great Wall Technology Company Limited (a company listed on the Stock Exchange) and China Great Wall Computer Group Company, being the controlling shareholder thereof, are parties independent of the Company and its connected persons
"Closings"	the Initial Closing and the Subsequent Closings, and "Closing" means any one of them
"Company"	Lenovo Group Limited, a company incorporated on 5 October 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Company Agreement"	the company agreement to be entered into between the Company and IBM, details of which are set out in the section entitled "Company Agreement" in this announcement
"Conditions Precedent"	the conditions precedent to the Closings under the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Conditions Precedent for the Closings" under the section entitled "Asset Purchase Agreement" in this announcement
"connected person"	has the meaning set out in the Listing Rules
"Consideration Shares"	up to 821,234,569 new Shares and 921,636,459 new Non-voting Shares to be allotted and issued by the Company to IBM to satisfy part of the consideration for the Acquired Assets in accordance with the Asset Purchase Agreement
"controlling shareholder"	has the meaning set out in the Listing Rules
"Customer Financing Services"	the provision of leasing and financing for the Business' customers for personal computing products and associated equipment
"Digital China"	Digital China Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed and traded on the Main Board of the Stock Exchange (stock code 0861)
"Directors"	the directors of the Company
"Distribution Channel Financing Services"	the provision of financing to remarketers of personal computing products and associated equipment
"EMEA"	Europe, Middle East and Africa
"Initial Closing Countries"	the PRC, Japan, the USA, Singapore and the United Kingdom
"Intellectual Property Agreements"	the Trademark Assignment Agreement, Trademark Licence Agreement, Patent Assignment Agreement, Patent Cross Licence Agreement and Intellectual Property Assignment and Licence Agreement, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Intellectual Property Assignment and Licence Agreement"	the intellectual property assignment and licence agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Internal Use Purchase Agreement"	the internal use purchase agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Issue Price"	the price of HK$2.675 per new Share and new Non-voting Share
"Korean Joint Venture"	an existing joint venture between IBM and LG IBM PC Company Limited which is going to be dissolved with effect from 1 January 2005
"Lenovo Group"	the Company and its subsidiaries
"LIBOR"	the London Interbank offered rate
"Listing Committee"	has the meaning set out in the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Major Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 57% of all of the Shares in issue as at the date hereof
"Marketing Support Agreement"	the marketing support agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Master Distribution Agreement"	the master distribution agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"MSA Service Description Attachments"	the services set forth in the attachments 1-9 to the Marketing Support Agreement, particulars of which are set out in the section entitled "Ancillary Agreements" in this announcement
"MSA Services"	collectively, the services set forth in or contemplated by the MSA Service Description Attachments
"Non-voting Shares"	ordinary unlisted shares of par value HK$0.025 each in the share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares shall not carry any voting rights until they are converted into Shares
"ODM and EMS companies"	original design manufacturer and electronic manufacturing services companies
"Patent Assignment Agreement"	the patent assignment agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Patent Cross Licence Agreement"	the patent cross licence agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"person"	any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organisation, trust, union, association or governmental authority
"Personal Computers"	any self-contained, programmable, general purpose computing device in a desktop (including a thin client and a desktop system designed for media distribution for residential use), mobile or tablet platform, generally used by a single local user at a time, consisting of microprocessor hardware architecture, on-board memory, multiple input/output capabilities and a single user desk-top/mobile/tablet operating system, other than Excluded Products
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Products"	[illegible]

PROPOSED APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

It is proposed that, with effect from the Initial Closing, Mr. Yang Yuanqing, currently the chief executive officer of the Company, will become the chairman of the Board while Mr. Stephen M.Ward, currently a senior vice-president of IBM, will be appointed as the new chief executive officer of the Company. Mr. Stephen M.Ward has been with IBM for 26 years and is currently in charge of IBM's "personal systems group" operations.

If required by the Listing Rules, a further public announcement will be made by the Company pursuant to Rule 13.51(2).

GENERAL

To the best knowledge, information and belief of the Directors, and having made all reasonable enquiries, IBM and its holding company is a third party independent of the Company and any connected persons of the Company.

The Directors are of the view and confirm that the Major Shareholder does not have any *interest in the transactions mentioned in this announcement which is different from the* interest of the other Shareholders.

A circular containing, among other things, a notice convening the EGM to approve the Asset Acquisition and the Ancillary Agreements and further details of both the Asset Purchase Agreement and the Ancillary Agreements, will be dispatched to Shareholders as soon as practicable.

Subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any regulatory authority, the Major Shareholder has, under the Voting Agreement, covenanted and agreed with IBM to vote (or cause to be voted) in favour of the Asset Purchase Agreement, the Company Agreement, the Ancillary Agreements and any other agreements relating to the transactions mentioned herein, and any transaction contemplated under such agreements at the EGM and any adjourned meeting. The Major Shareholder also covenanted and agreed with IBM not to take any action which would frustrate its ability to perform its obligations and undertakings under the Voting Agreement.

An application will be made to the Stock Exchange for the listing of and permission to deal in the Shares to be issued to IBM.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 6 December 2004, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on 9 December 2004.

As of the date of this announcement, the Executive Directors are Mr Liu Chuanzhi, Mr Yang Yuanqing, Ms Ma Xuezheng, Non-executive Director is Mr Zeng Maochao, Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei, and Mr Ting Lee Sen.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings as set out below:

"Acquired Assets"	the assets to be acquired by the Company pursuant to the Asset Purchase Agreement, details of which are set out in *the sub-section entitled "Assets to be acquired and* liabilities to be assumed by the Company" in the section entitled "Asset Purchase Agreement" in this announcement
"Acquired Intellectual Property"	all right, title and interest of IBM or its relevant subsidiaries in relation to intellectual property which is required to be transferred or assigned to the Company pursuant to the Intellectual Property Agreements
"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Americas"	USA, Canada, South America and Latin America
"Ancillary Agreements"	the agreements and arrangements whose particulars are set out in the section entitled "Ancillary Agreements" in this announcement
"Asia Pacific"	Japan, the PRC, South Korea, Australia, New Zealand, Association of South East Asian Nations, Hong Kong and Taiwan
"Asset Acquisition"	the acquisition of the Acquired Assets by the Company from IBM pursuant to the Asset Purchase Agreement
"Asset Purchase Agreement"	the agreement dated 7 December 2004 entered into between the Company and IBM in relation to the Asset Acquisition
...	... which are set out in the section entitled "Ancillary Agreements" in this announcement
"Enlarged Group"	the Lenovo Group following the acquisition of the Acquired Assets and the assumption of the Assumed Liabilities
"Excess Shares"	up to 435,717,757 of the Consideration Shares, subject to the Company's ability to pay cash instead, pursuant to the Asset Purchase Agreement
"Excess Surplus Disposition Services"	the provision of excess surplus disposition services with respect to used personal computing products
"Excluded Assets"	assets of IBM other than the Acquired Assets, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in *this announcement*
"Excluded Liabilities"	all liabilities related to the Business other than the Assumed Liabilities, details of which are set out in the sub-section entitled "Assets to be acquired and liabilities to be assumed by the Company" under the section entitled "Asset Purchase Agreement" in this announcement
"Excluded Products"	the products described in the Asset Purchase Agreement, including, among others, server solutions; workstations and similar standalone products that are designed and marketed for use in high-end professional applications; special purpose devices that are designed, marketed and used for one or more dedicated purposes, whether or not such devices incorporate all or part of a Product or Personal Computer; mobile devices in a more compact form-factor than laptop or notebook Personal Computers, which lack a display screen measuring at least 6 inches diagonally; components sold and marketed as such; and options and *accessories*
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving, among other things, the Asset Acquisition
"Global Services"	maintenance and warranty services and all other services, including, information technology outsourcing, system integration services, professional information technology services, integrated technology services, strategic outsourcing, business process outsourcing, business consulting services, business transformation outsourcing, e-business hosting services, application management services, web sales or tele-sales services and services provision through variable utilities pricing
"Goldman Sachs"	Goldman Sachs (Asia) L.L.C.
"Goodwill Deposit"	the goodwill deposit in the amount of US$25 million paid by the Company to IBM upon the signing of the Asset Purchase Agreement, details of which are set out in the sub-section entitled "Goodwill Deposit" under the section entitled "Asset Purchase Agreement" in this announcement
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSR Act"	Section 7A of the United States Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder
"IBM"	International Business Machines Corporation
"IGF"	IBM's financing services and disposal services business conducted through one or more subsidiaries and affiliates of IBM
"IGS Services Agreement"	*the IGS services agreement entered into by the Company* and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Independent Shareholders"	Shareholders who do not have any material interest in the Asset Acquisition or the Ancillary Agreements
"Initial Closing"	closing of the Asset Purchase Agreement (relating to the Acquired Assets other than the Remaining Assets) in accordance with the terms thereof
"Real Estate Arrangements"	the real estate arrangements to be entered into by the Company and IBM with effect from the Initial Closing, particulars of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Remaining Assets"	subject to the terms and conditions of the Asset Purchase Agreement, Acquired Assets located in certain countries which are to be transferred to the Company at the Initial Closing under the multiple closing arrangements set out in the sub-section entitled "Multiple Closing Arrangements" under the section entitled "Asset Purchase Agreement" in this announcement
"SFAD Services"	collectively, the Customer Financing Services, the Distribution Channel Financing Services and the Excess Surplus Disposition Services
"SFAD Services Attachments"	the SFAD Services set forth in the attachments to the Strategic Financing and Asset Disposition Services Agreement, particulars of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Shareholders"	holders of the Shares
"Shares"	ordinary shares of par value HK$0.025 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Strategic Financing and Asset Disposition Services Agreement"	the strategic financing and asset disposition services agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Subsequent Closings"	the closings which take place after the Initial Closing contemplated under the multiple closing arrangements set out in the sub-section entitled "Multiple Closing Arrangements" under the section entitled "Asset Purchase Agreement" in this announcement
"subsidiary"	has the meaning set out in the Listing Rules
"Trademark Assignment Agreement"	the trademark assignment agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Trademark Licence Agreement"	the trademark licence agreement entered into by the Company and IBM on 7 December 2004, details of which are set out in the section entitled "Ancillary Agreements" in this announcement
"Transition Services"	collectively, the transition services set forth in or contemplated by the TSA Service Description Attachments
"Transition Services Agreement"	the transition services agreement entered into by the Company and IBM on 7 December 2004, *details of* which are set out in the section entitled "Ancillary Agreements" in this announcement
"TSA Service Description Attachments"	attachments to the Transition Services Agreement which set forth the Transition Services
"USA"	the United States of America
"US GAAP"	accounting principles that are generally accepted in the USA
"US$"	United States Dollar, the lawful currency of USA
"Voting Agreement"	the voting agreement entered into by the Major Shareholder and IBM on 7 December 2004

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The *translation shall not be taken as representation that the HK$ amount could actually be* converted into US$ at that rate, or at all.

By Order of the board
Liu Chuanzhi
Chairman

Hong Kong, 8 December 2004

lenovo联想

Lenovo Group Limited 聯想集團有限公司

（在香港註冊成立的有限公司）

（股份代號：992）

有關 IBM 個人電腦業務的 非常重大收購

本公司財務顧問

Goldman Sachs

高盛（亞洲）有限責任公司

非常重大收購

本公司在二零零四年十二月七日與 IBM 簽訂資產購買協議，本公司同意從 IBM 收購與核業務相關的若干資產和承擔與核業務相關的若干債務。本公司將支付之代價為12.5億美元（約97.3億港元）（可作出某些調整），詳情載於下文「資產購買協議」一節「代價」分節內。本公司將須向 IBM 支付現金價值6.5億美元（約50.7億港元）（可作出調整）及以發行價每股2.675港元，以入賬列為繳足方式向 IBM 發行最多821,234,569股新股份和921,636,459股新無投票權股份。

在發行上述新股份和無投票權股份後，IBM 在首次交割後將立即持有本公司僅包含股份的經擴大後已發行股本約9.9%及包含股份和無投票權股份的經擴大後已發行股本總數約18.9%。本公司的控制權不會因此出現任何變化。儘管如此，聯交所已根據上市規則視 IBM 為關連人士。

於首次交割時，本公司與 IBM 將訂立公司協議，內容與 IBM 持有本公司股份有關。

根據資產購買協議，本公司與 IBM 已簽訂多項附屬協議。根據該等協議，IBM 將向聯想集團提供範圍廣泛的過渡服務，以協助聯想集團在首次交割後從事該業務。附屬協議將由首次交割起生效。

資產收購和附屬協議項下某些交易須得到獨立股東批准。

本公司將在切實可行的情況下，儘快向股東寄發通函，其中載有批准資產收購及附屬協議項下相關交易的股東特別大會通告、以及有關資產購買協議和附屬協議等的進一步資料。

本公司將向聯交所申請，批准將向 IBM 發行的股份上市和買賣。

高盛已獲委任為財務顧問，就資產收購向本公司提供意見。

股東和準投資者務請注意，資產收購須待多項先決條件實現方可落實，能否完成仍屬未知之數。股東和準投資者買賣本公司證券時，務請審慎行事。

應本公司要求，股份自二零零四年十二月六日上午九時三十分起暫停在聯交所買賣。本公司已申請股份由二零零四年十二月九日上午九時三十分起恢復買賣。

資產購買協議

日期

二零零四年十二月七日

訂約方

IBM 作為賣方，本公司作為買方

本公司將收購的資產和將承擔的責任

收購資產包括下列各項：

(a) 核業務與 IBM 保留的另一項與核業務共用的若干有形資產（以資產購買協議內所規定者為限）、主要由核業務所包括的僱員工作過程中使用或持有備用的個人設備、以及目前或於適用交割時間將會在核業務為獨家使用或持有備用的所有電腦硬件、機械、工具、設備、固定裝置、車輛、備件和其他有形個人財產；

(b) 所有核業務使用或持有備用的核等產品的存貨和在製品；

(c) 有權就核業務交付的貨品或提供的服務收取付款的所有應收賬款，但不包括向 IGF 出售的任何應收賬款；

(d) 已牌的知識產權；

(v) 有關首次交割之前環保狀況存在的一切責任；

(vi) 有關或源於在適用交割前進行或經營核業務或擁有收購資產的行為，本公司無須承擔的一切責任；及

(vii) 結欠 IBM 或其聯繫人的所有公司間借貸責任。

於二零零四年六月三十日，按美國 GAAP 編製的未經審核的收購資產和承擔責任賬面淨值約為負6.80億美元（包括收購資產9.35億美元和承擔責任16.15億美元）。該通函將會披露核業務於二零零四年六月三十日經審核總資產及總負債賬面淨值與於二零零四年六月三十日收購資產和承擔責任的美國 GAAP 未經審核賬面淨值的對賬表。收購資產和承擔責任的負賬面淨值，反映核業務截至二零零三年十二月三十一日止三個財政年度和截至二零零四年六月三十日止六個月，均在營運資金虧絀的情況下經營。通過 IGF 有效利用渠道融資和租賃安排，核業務的收入，對比應付賬款平均周轉期，大部分已能實現快速現金回籠。

按美國 GAAP 編製的未經審核的收購資產和承擔責任賬面淨值，乃根據美國 GAAP 合併財務報表（經審核）所示核業務於二零零四年六月三十日的賬面淨值9.76億美元（包括總資產15.34億美元及總負債25.10億美元），並就本集團根據資產購買協議不會收購或承擔的資產或負債做出調整，猶如資產購買協議於二零零四年六月三十日已經完成。

過渡貸款

資產收購資金將由內部資源和第三方借貸提供。本公司已收到 Goldman Sachs Credit Partners L.P. 承諾提供最多達5億美元貸款的過渡融資承諾函。此外，本公司正與其他金融機構磋商，期望在首次交割時可獲長久融資，則屆時將利用此等融資貸款，而不會提取過渡貸款。

交割的先決條件

交割須待某些先決條件獲得履行，方可落實。

本公司和 IBM 各自對於進行首次交割的責任，須待下列先決條件獲得履行，方會落實：

(a) 獨立股東在股東特別大會上批准資產收購和附屬協議；

(b) 聯交所上市委員會批准將於首次交割時發行給 IBM 的股份上市和買賣；

(c) 資產購買協議所擬進行的交易，已獲美國外國投資委員會 (Committee on Foreign Investment) 批核、HSR 法和日本反壟斷法規定的等候期已屆滿或終止、以及已取得所有重大的相關政府部門同意書和批文；及

(d) 沒有任何禁止在首次交割國家完成業務轉讓或使業務轉讓成為不合法的法例、規則、規定、法令、頒令或禁制令正在生效中，也沒有任何

(d) 已牌的知識產權；

(e) 某些房地產租約、某些客戶合同、以及僅與該業務有關的其他協議、租約、購貨訂單或其他承諾；

(f) 與該業務相關或由該業務產生的商譽；

(g) 專為進行該業務而採用或持有備用的賬目與記錄，以及並非該業務專用但為經營該業務所必需的記錄的副本；

(h) 所有僅為進行該業務而使用的許可證；及

(i) 由首次交割起及於首次交割後，IBM 或其聯繫人與該業務已出售和付運的該等產品的質保、增效質保和維修責任相關的全部權利。

有關中國業務單位，IBM 建議該單位進行股權重組和業務重組。按目前計劃，IBM 將於該等重組完成後，將其於中國業務單位的全部權益出售予本公司。

收購資產所排除的項目包括下列各項，具體細節載於資產購買協議：

(i) 該業務於適用交割時所持有的現金和現金等價物，但資產購買協議規定轉讓給本公司的僱員福利計劃的資產和該業務資產所有銷售和保險收益除外；

(ii) IBM 或其聯繫人應付的公司間應收賬款；

(iii) 除根據商標許可協議授予的權利外，採用「IBM」名稱或標誌或其任何衍生名稱或標誌的權利或採用「Think」的權利；

(iv) 有關或源於融資服務、維修和質保服務、任何其他全球服務、處置服務或零售店解決方案、在該業務中使用或持有備用的資產；

(v) 對於首次交割前應繳稅期間或部分、或屬 IBM 須負責的轉讓稅的退稅、對銷、扣減和其他應計稅務項目或抵免的全部權利，以及對於有關或源於首次交割前的關稅登入項目的關稅與費用退款的全部權利，但在兩種情況下均須符合資產購買協議；

(vi) 除該等產品外的所有產品以及有關設計、開發、製造、市場推廣或銷售除該等產品外的其他產品的所有資產；

(vii) 有關 IBM 進行的研發工作的所有資產，包括其研究部，但只用於僅與該業務有關的研發項目的有形財產除外；及

(viii) 有關韓國合營公司的資產，包括 IBM 於韓國合營公司的股權和韓國合營公司的所有資產。

本公司將承擔若干責任，包括下列於適用交割時的承擔責任，具體細節載於資產購買協議：

(a) 所有責任，包括源於由適用交割時起及其後進行或經營該業務和擁有收購資產的環保責任；

(b) 已轉讓予本公司的合同所包含的責任；

(c) 承擔應付賬款（即就該業務所收到的貨品和服務付款的責任）和僅屬 IBM 與其附屬公司（即 IBM 根據重組而成立的附屬公司，此等附屬公司將持有將於首次交割時轉讓予本公司的收購資產和承擔責任）之間的所有應付賬款；及

(d) 因該業務由首次交割時起及於首次交割之後出售和運輸的任何該等產品，在設計、製造、質量、合規或備用狀態方面存在任何缺陷而產生的一切責任。

排除在承擔責任之外的責任，包括下列各項，具體細節載於資產購買協議：

(i) 有關或源於除外資產的責任；

(ii) 有關或源於該業務於首次交割之前已出售或運輸的該等產品的質保、增效質保和維修責任；

(iii) 有關或源於該業務於首次交割之前已出售和運輸的任何該等產品，在設計、製造、質量、合規或備用狀態方面存在任何缺陷而產生的一切責任；

(iv) 已轉讓予本公司的合同所包含的、有關或源於在適用交割前進行或經營該業務或擁有收購資產的一切責任，包括實際上有關或源於任何違約、拖欠或不履約或任何濫收付款或付款不足的一切責任；

該業務先前兩個財政年度按美國 GAAP 編製的業績，摘錄自該業務的經審核財務報表如下：

	截至十二月三十一日止年度 二零零三年 百萬美元	二零零二年 百萬美元
除稅及少數股東權益前虧損	117	68
所得稅撥備	115	86
少數股東權益	26	17
淨虧損	258	171

早前生產和出售的一部分個人電腦產品，安裝了有問題的元器件，影響截至二零零三年十二月三十一日止財政年度和截至二零零四年六月三十日止六個月，出現較不尋常的偏高質保開支，對該業務近期的財務表現造成負面影響。截至二零零三年十二月三十一日止三個年度和截至二零零四年六月三十日止六個月，計算在該業務銷售成本內的質保費用分別約為4.52億美元、4.3億美元、5.86億美元、3.65億美元。該業務按以往受質保之合資格產品之質保索償經驗估計質保費用。截至二零零三年十二月三十一日止三個年度和截至二零零四年六月三十日止六個月，質保費用佔該業務淨收入的百分比，分別約為4.5%、4.7%、6.1%、7.0%。IBM 已同意，若確實需要超過指定目標水平的質保服務，而此等產品的設計和元器件於首次交割前經 IBM 或其附屬公司通過合格，並且未經本公司改裝，IBM 將就本公司或其附屬公司於首次交割後首兩年內運輸的台式電腦和筆記本電腦履行標準的質保責任所產生的費用，向本公司補償，最多以1億美元為限。

該業務於截至二零零三年十二月三十一日止兩個財政年度，並無錄得任何非經常性收益或虧損的記錄。

代價

資產購買協議按公平基準根據正常商業條款而釐定。本公司根據資產購買協議應支付的代價是12.5億美元（約97.3億港元）（可作某些調整），本公司將於首次交割時，以向 IBM 支付現金代價的方式支付，餘下代價6億美元，本公司將按發行價向 IBM 配發和發行入賬列為繳足、不附任何償債負擔的代價股份支付。

根據資產購買協議的條款，代價調整金額相當於實際淨營運資金減目標淨營運資金。目前不可能推斷「目標淨營運資金」。目標淨營運資金將按該業務之(a)應收賬款、存貨及應付賬款，及(b)收入兩者關係之以往模式釐定。當此等金額一旦釐定時，本公司將就有關「目標淨營運資金」及代價之調整金額另行作出公告。

若調整金額少於零，並低於負0.25億美元，則 IBM 將以可即時提取的滙款方式，向本公司支付調整金額減去0.15億美元。若金額大於零，並超過0.25億美元，則本公司將以可即時提取的滙款方式，向 IBM 支付調整金額減去0.15億美元的資金。

代價是根據多項因素而釐定的，包括該業務對經擴大集團的往績收入貢獻、收購資產的範圍和質量、增長前景、盈利潛力、與本公司產生協作效益的潛力、承擔責任的範圍與性質、某些已訂立的商業協議的條款、以及其他相關的基準。董事會認為，資產購買協議和附屬協議的條款，對本公司和股東整體而言屬公平合理。本公司將向聯交所提出申請，批准將發行予 IBM 的股份上市和買賣。

發行價為2.675港元，即股份在本公告日期前最後一個交易日的收市價，該價格較：

(a) 股份於本公告日期前股份暫停買賣前的最後10個完整交易日在聯交所的平均收市價2.6475港元溢價約1.04%；

(b) 股份於本公告日期前股份暫停買賣前的最後30個完整交易日在聯交所的平均收市價2.7475港元折讓約2.64%；及

(c) 聯想集團於二零零四年九月三十日的最近期未經審核綜合有形資產淨值約每股0.58港元溢價約361%。

代價股份將佔(a)本公司於緊接首次交割前已發行股本總數約23.3%；及(b)於首次交割時本公司已發行股份總數約18.9%。

的法例、規則、規定、法令、頒令或禁制令正在生效中，也沒有任何政府部門提出及待決的訴訟，按合理預期極可能禁止首次交割完成或使之成為違法行為。

本公司進行首次交割的責任，還須待下列先決條件獲得履行，方會落實：

(a) IBM 所作出的每一項重大或與該業務是否會受到重大不利影響相關的陳述與保證，在所有重大方面都是真實正確的，而所有其他陳述與保證，在所有重大方面也是真實正確的；

(b) IBM 已按資產購買協議和僱員事項協議的要求，於首次交割時和首次交割之前，履行和遵行所規定的各協議、契約和責任的所有重大方面；

(c) 沒有發生曾經或可合理地預期將會對該業務造成重大不利影響的任何變化、事件、環境或後果；

(d) 在首次交割國家經營該業務所需的所有對該業務重要的受包括許可證皆已取得；及

(e) IBM 已向本公司交付一份高級人員證明文件，確認上文(a)和(b)所列載的條件已經實現。

IBM在首次交割的責任，還須待下列先決條件獲得履行，方會落實：

(a) 本公司所作出的每一項重大或與該業務是否會受到重大不利影響相關的陳述與保證，在所有重大方面都是真實正確的，而所有其他陳述與保證，在所有重大方面也是真實正確的；

(b) 本公司已按資產購買協議和僱員事項協議的要求，於交割時和交割之前，履行和遵行所規定的各協議、契約和責任的所有重大方面；

(c) 沒有發生曾經或可合理地預期將會對本公司造成重大不利影響的任何變化、事件、環境或後果；及

(d) 本公司已向 IBM 交付一份高級人員證明文件，確認上文(a)和(b)所列載的條件已經實現。

多次交割安排

首次交割將於：(i)所有先決條件獲得履行或豁免後最少五個營業日和(ii)該等先決條件獲得履行或豁免月份的最後一個曆日後（或本公司與 IBM 可能會共同議定的其他時間）首個營業日進行。若首次交割未能於簽署資產購買協議後一周年當日或之前進行，任何一方皆可終止資產購買協議。

對於因未能向相關政府部門取得必要的授權書、同意書或批文而沒有於首次交割時轉讓給本公司的餘下資產，在適用法律之規定限制下，IBM 須根據本公司的指示，純為本公司的利益而繼續經營該部分的該業務和管理餘下資產，直到向相關政府部門取得必要的授權書、同意書或批文為止。由首次交割至適用交割，IBM 和本公司同意作出適當調整或安排，由 IBM 轉讓就本公司將收購該等餘下資產產生任何純利或淨虧損。該項調整將利用以往盈虧數據進行。IBM 無權在該調整過程中，直接或間接影響釐定該等餘下資產所在國家之產品分銷之銷售定價。

本公司與 IBM 將按雙方協議的一次或多次隨後交割，不時進行餘下資產的轉讓，惟須符合以下條件：

(a) 沒有任何禁止完成餘下資產的轉讓或使之成為不合法的法例、規則、規定、法令、頒令或禁制令仍正在生效中，也沒有任何政府部門提出任何法律程序，按合理的預期可能會禁止完成適用交割或使之成為違法行為；

(b) 已取得隨後交割所需的所有重大的相關政府部門同意書和批文；及

(c) 適用交割相關業務單位經營該業務所需的所有對該業務重要的許可證皆已取得。

資產購買協議進一步規定，若上述安排受到法律禁止或並不切實可行，訂約方同意真誠磋商，將代價分配至於首次交割轉讓的資產，而餘下代價將於特定業務單位的餘下資產轉讓時支付。本公司稅務顧問已確認，本公司及 IBM 之稅務小組未能落實於隨後交割時如何將有關資產轉讓之詳情，而所用貨幣及結算方法將可能受該項目之未來商討所影響。有關商討將於適用交割前完成。倘有關金額、貨幣及結算方法對本公司將向 IBM 支付之代價或經擴大集團之財政狀況有重大影響，本公司將作出公告。

承諾

不競爭

由首次交割至首次交割的第五周年：

IBM 同意並向本公司承諾，除某些受限制的情況外，IBM 將不會並將促使其現有和今後的附屬公司不會直接或間接在世界任何地區從事：(A)個人電腦製造；(B)個人電腦銷售；或(C)向任何第三方授出在個人電腦使用 IBM 標識（不論作為基本產品名稱或共用產品名稱）的特許權、分授特許權或其他授權，惟於首次交割第三周年之時及之後，「個人電腦」一詞不包括「thin clients」。

商譽保證金

簽署資產購買協議後，本公司向 IBM 支付商譽保證金。商譽保證金將按年息率2.56厘，由 IBM 收訖之日起計算利息。於首次交割時，商譽保證金將連同應計利息，計入現金代價的付款內。

如某些議定的中國政府部門採取任何行動，明令禁止完成資產購買協議所擬進行的交易，或實施將使資產購買協議所擬進行交易成為不合法的任何法律，則 IBM 將保留商譽保證金。若首次交割因任何其他理由沒有進行，IBM須將商譽保證金連同應計利息，退還給本公司。

公司協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

承諾

IBM 承諾，除公司協議容許轉讓者外，未得董事會事先書面同意之前，不會在首次交割日期起六個月內轉讓任何超額股份，或在首次交割日期起三年內轉讓基本代價股份。IBM 可轉讓的基本代價股份百分比，為下列兩者中較大者：

(a) 將大股東在股東特別大會至有關轉讓日期期間出售的股份數目，除以大股東於股東特別大會日期持有股份總數所得百分比；及

(b) 下列於相關時間的適用基本代價股份百分比或份數：

期間	百分比／份數
至首次交割一周年	0%
由首次交割一周年翌日起	三分一（1／3）
由首次交割兩周年翌日起	三分二（2／3）
首次交割三周年後	100%

IBM 若將代價股份轉讓給其任何聯繫人，或 IBM 必須轉讓若干數目的代價股份以符合資格採用美國 GAAP 的成本會計法計算其持有的代價股份，則無須遵守此等轉讓限制。超額股份代表 IBM 同意就資產收購接納作為代價部分的額外股份。然而，本公司可向 IBM 支付現金以代替於首次交割時發行全部超額股份。

IBM 向本公司承諾，不會購入任何額外股份，以導致公眾持股量根據上市規則下降至已發行股份總數25%（或根據上市規則本公司維持最低公眾持股量所需的百分比）。

在 IBM 出售所有超額股份之前，除為償還 Goldman Sachs Credit Partners L.P. 所安排的過渡貸款外，本公司將不可發行任何新股。本公司同意採用合理最大努力，安排將超額股份售予一位或多位第三方，每股超額股份價格不低於：(i)每股股份通行市價；及(ii)超額股份根據資產購買協議的每股發行價兩者中的較高者（「發售價」）。在遵守適用法律及法規的前提下，只要 Goldman Sachs Credit Partners L.P. 安排的過渡貸款之任何金額已經悉數償還，本公司可提出按發售價購回任何超額股份，或給予 IBM 機會按發售價格將任何超額股份出售予第三方。本公司按發售價購回，或向 IBM

年期

除公司協議另有規定外，公司協議將在所有代價股份根據公司協議的凍結限制已經屆滿，或 IBM 及其聯繫人持有本公司已發行股本少於3%之時（以較後者為準）。

首次交割前後的公司結構

本公司在緊接首次交割之前和之後的公司結構如下：

緊接首次交割前


公眾人士
聯想控股
有限公司
IBM
43%
57%
本公司
該業務

緊接首次交割後


聯想控股
有限公司
公眾人士
IBM
45.9%△
35.2%△
18.9%*△
本公司

△ 僅代表佔已發行股本總數百分比

• 在這18.9%中，8.9%是有投票權股份，10.0%是無投票權股份

本公司緊隨首次交割後的持股情況將會如下：

股東	持股百分比	持有無投票權股份百分比	持有已發行股本總數百分比
聯想控股有限公司	51.0%	0%	45.9%
公眾人士	39.1%	0%	35.2%
IBM	9.9%	100%	18.9%
總數	100%	100%	100%

儘管於首次交割時 IBM 將僅持有股份之9.8%，聯交所已根據上市規則視 IBM 為關連人士。

附屬協議

根據資產購買協議，二零零四年十二月七日，本公司與 IBM 訂立以下附屬協議和安排，據此，IBM 將會向聯想集團提供各類服務，並將會處理某些過渡事項。附屬協議將於首次交割時生效，基本上以首次交割落實進行為條件。

過渡服務協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

退剩產品分銷服務

若本公司要求報價單，IBM 應向本公司提供價目表，列出 IBM 購買任何退回轉銷商的使用過的個人電腦產品應向本公司支付的代價。

IGS 服務協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

維修與質保服務

若本公司為其產品提供基本質保服務，本公司同意以 IBM 作為提供此等服務的優先服務供應商。此外，本公司同意以 IBM 作為其向中國境外商業客戶提供本公司質保期後和質保升級服務優先服務供應商。

緊隨首次交割後，IBM 與本公司將誠信磋商協議，規定由本公司為首次交割前出售的 IBM 產品，在中國提供維修和質保服務。

代價

IBM 首年的服務費為提供予各地區大致相類似服務首三個最接近數量供應商客戶合同的各地區「最佳」收費（包括產品與交付條款）。服務費用可根據該協議註明的某些基準釐定程序予以調整。

另外，本公司已和 IBM 達成質保期後和質保升級服務及 IBM 技術部署服務的收入攤分安排。

年期

該協議由首次交割起為期五年，期滿後自動續期一年，除非任何一方在當時有關預定期限屆滿前給予最少六個月的書面通知予以終止。

市場支持協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

所提供的服務

IBM 將向本公司提供客戶團隊支持服務以協助本公司在其首次交割後，本公司客戶的銷售覆蓋面，包括提供各類 MSA 服務，各項服務均在 MSA 服務說明文件中列明。MSA 服務包括市場支持服務、信息科技服務、向 EMEA 和亞太地區提供固定資產會計和物業監控管理服務、客戶支持服務、銷售中心服務、向 EMEA 和亞太地區提供分類賬支持服務、提成與佣金、EMEA 和亞太地區的庫務服務、在 EMEA 和亞太地區提供過渡稅務服務。

年期與終止

市場支持協議的期限，由首次交割起為期五年。

就首次交割所覆蓋的業務單位，MSA 服務將於首次交割後開始提供，並將會自首次交割起計一年後終止，但客戶支持、固定資產會計與物業控制管理、分類賬支持與服務將會自首次交割起計兩年後終止、信息科技服務將會自首次交割起計三年後終止，而市場支持服務將會自首次交割起計五年後終止。由二零零七年起，本公司可按需要選擇減少 IBM 提供 MSA 服務的國家數目。

應付費用

本公司將向 IBM 支付不超過該業務指定已申報收入2.53%的費用。除二零零六年自然年外，各自然年的目標收益，預計由各訂約方於前一個自然年

售價格將任何超額股份出售予第三方。本公司按發售價購回，或向IBM提呈機會按發售價售予第三方的任何超額股份，若 IBM 不接納此等提呈，本公司可發行 IBM 拒絕出售的新股數目，價格不超過發售價，在此情況下，IBM 將視為已出售與本公司已發行新股同等數目的超額股份。當全部超額股份已售或視為已售，本公司發行新股之限制將停止適用。

為使 IBM 能夠維持本公司持股量之百分比，在適用法律及法規之規限下，IBM 對本公司隨後發行之任何新股有優先認購權。IBM 將有權(但有例外情況)按本公司發行該等股份予第三方的以同等條款與條件，認購該等額外股份數目，以致完成此等新發行後，IBM 在本公司的持股百分比與緊接此等發行前維持不變。如 IBM 選擇認購額外股份，IBM 將按緊接發行前其股份及無投票權股份持股量相同的比例認購股份及無投票權股份。或者，當本公司發行新股時，IBM 可尾隨參與此等新發行，要求本公司按比例將若干數目的代價股份，按相同價格和本公司發行任何新股的相同條款，售予同一承讓人。

在商標許可協議根據協議內條款終止日期和 IBM 不再持有本公司已發行股本5%或以上的日期(以較後者為準)之前，IBM 可指派一位觀察員出席董事會和任何董事會委員會的所有會議。該觀察員並非董事，因此將無權投票，也不得在此等會議行使屬於董事的任何其他權利。委派觀察員的目的是確保 IBM 與本公司的戰略性夥伴關係得到協調。IBM 不會委派任何董事。

公司協議規定董事會觀察員將為取自董事會之文件保密，並遵守適用於董事之本公司內部指引、內幕交易規則，包括證券及期貨條例及上市發行人董事證券交易之標準守則。當出現利益衝突，董事會可保留董事會觀察員之資料。倘董事會觀察員違反保密，本公司可向 IBM 提出訴訟，包括尋求特定履定法令，防止董事會觀察員在未獲授權情況下披露任何保密資料。既有公司協議規定內之保密保障，董事會相信 IBM 之董事會觀察員之參予對本公司有利，因董事會觀察員將為本公司帶來其於全球信息科技業的寶貴專長及管理經驗。

無投票權股份附有的之權利及限制

股份等級

除投票權外，無投票權股份在各方面均與股份享有同等權益。

投票權

無投票權股份在本公司全部股東大會上將無任何投票權。

可轉讓性

無投票權股份受公司協議所載之凍結規定所規限下。無投票權股份在凍結期屆滿時可予轉讓。除以其他方式披露者外，轉讓無投票權股份並無限制。

在遵守凍結限制的前提下，倘 IBM 有意向其聯營公司以外之公司，轉讓其無投票權股份，此等轉讓必須遵守一項條件，即承讓人須於緊隨轉讓後，將其無投票權股份兌換為股份。

換股

無投票權股份持有人以書面通知本公司後，可將其無投票權股份按一換一基準兌換為股份，惟可根據任何股份合併或拆細而作出調整。無投票權股份並無已界定之兌換期。

倘無投票權股份持有人於緊隨換股後即成為本公司主要股東(定義見上市規則)，則不得兌換無投票權股份。

倘該項兌換根據上市規則將削減計算為公眾人士持股量低於已發行股份25%(或根據上市規則，本公司須維持最低公眾持股量之該等其他百分比)，IBM 不得兌換任何無投票權股份。

上市

無投票權股份將不會上市。

其他

至於全體股東(包括股份持有人及無投票權股份持有人)有權按其持股比例(憑藉其作為本公司股東的身份)參與或受惠的任何本公司額外股份之紅利發行、資本化、權利或類似發行，不論該等股東是否需要為此支付代價，根據有關發行而將會向該等無投票權股份持有人發行之任何額外證券，均為無投票權股份。

所提供的服務

IBM 和其聯營公司將為經擴大集團提供過渡服務，包括：

(a) 某些財務與會計支持服務；

(b) 某些市場和銷售支持服務；

(c) 一般採購服務，例如工程與辦公室產品、樓宇與設施、以及信息科技與通訊等；

(d) 開發服務(即產品相關資料和刊物翻譯服務、產品認證、研發支持服務以及一般工程服務)；

(e) 由新加坡支持的服務，以協助進行某些電子元器件和商品的採購和銷售；

(f) 人力資源服務；及

(g) 房地產設施服務。

各項過渡服務內容均在獨立的 TSA 服務說明附件載述。

年期與終止

過渡服務將會在首次交割時開始提供，年期介乎十二至三十六個月。過渡服務將於以下情況(以較早者為準)終止：(i)所有過渡服務終止當日；或(ii) TSA 服務說明附件所示終止過渡服務的最後日期。本公司可於隨時提前六十日發出書面通知，取消任何過渡服務或將過渡服務任何獨立定價部分的金額降低。

過渡服務的收費

經擴大集團於首次交割後首十二個月預期須根據過渡服務協議向 IBM 支付的費用約為2.5億美元。該金額是參照該業務按開支預算所支付的歷史成本而釐定的。

策略性融資和資產處置服務協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

所提供的服務

IBM 將向本公司提供客戶融資服務、分銷渠道融資服務及過剩產品分銷服務。

年期

策略性融資和資產處置服務協議為期五年，並於本協議有效日期起生效。

費用與佣金

客戶融資服務

策略性融資和資產處置服務協議期間的首個自然年，就本公司促成的任何融資和租賃交易，本公司將向 IBM 收取按客戶發票總值計算的佣金。

IBM 支付給本公司的佣金，將根據有關自然年內交易的總發票總值，予以上調或下調，並參考若干預先議定的目標數量。

IBM 同意，該佣金安排和協議內的其他條款和條件，應不遜於 IBM 於資產購買協議簽訂日期前，向其內部業務單位提供和向其他外部個人電腦製造商的條款。

分銷渠道融資服務

每當IBM為轉銷商向本公司購買存貨提供資金，本公司須向IBM支付一筆相等於總發票值若干百分比的款項，該百分比參照利率、轉銷商的信用風險和行政費用等而釐定。任何一方均可提出進行基準釐定，以確定本公司向IBM支付的費用是否具有競爭力。

六月商定。

內部使用購買協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

買賣個人電腦

IBM 已同意，於內部使用購買協議的期間內，向本公司購買不少於 IBM 於每個自然年供全球內部使用所需的個人電腦數量的95%(包括供策略性外包使用、所有權由 IBM 保留的個人電腦)，惟實際數目可以減少和受到其他限制。在某些情況下，IBM 也有權向本公司購買個人電腦作轉售之用。

代價與損害賠償

本公司就購買作為內部使用(包括上文所述 IBM 策略性外包業務)的個人電腦而將收取的代價，將為產品成本加協定邊際利潤。倘 IBM 未能根據內部使用購買協議履行其購買內部使用的個人電腦，該公司須向本公司支付損害賠償。作轉售之用的個人電腦，則不涉及任何支付損害賠償的責任。

若個人電腦為履行現行政府合同或雙方同意的其他情況下的責任而購買，以供某些 IBM 系統集成和外包業務服務使用，作為另一系統的嵌入產品，本公司為個人電腦收取的價格，將為本公司向其他購買同等數量的轉銷商所收取的價格。若個人電腦為根據 IBM 福利計劃轉售給 IBM 僱員(或在直銷中為 IBM 僱員)而購買，本公司為個人電腦收取的價格，將為本公司根據本身的有關僱員福利計劃收取本身僱員的價格。若 IBM 為質保與維修替換服務而購買個人電腦，本公司為個人電腦收取的價格，將為此等個人電腦的基本製造成本加運費。

年期

內部使用購買協議由首次交割起為期五年。

總分銷協議

日期

二零零四年十二月七日

訂約方

本公司與 IBM

將產品分銷予最終用戶

IBM 將獲批准向本公司購買個人電腦和某些服務，並轉售該等產品和服務予：(i)先前已和 IBM 訂立非轉讓購買協議的客戶；(ii)經 IBM 使用商業上合理的努力游說其直接向本公司購買產品後，仍堅持直接向 IBM 購買產品與服務的客戶；及(iii)位於首次交割時尚未交割的國家。IBM 亦可能透過一間或以上的附屬公司推銷本公司的產品。

年期

該協議由首次交割起為期兩年，或若個別協議作出在於一段期間內出售具體的數目產品與服務的具體承諾，則為該協議的年期，經訂約雙方書面同意可予續期。

代價

當不可轉讓協議訂出產品在固定期間內的指定金額時，本公司將會以該協議所訂出的價格和條款向 IBM 供應該等產品和服務。若不可轉讓協議規定 IBM 須接受客戶訂單，本公司根據協定的定價辦法提供產品。倘若訂約雙方已一致同意根據不可轉讓協議進行銷售，則 IBM 將與客戶商討，就該銷售訂出價格和其他條款，但須獲本公司同意按該價格提供產品與服務。在首次交割時尚未交割的國家，IBM 與本公司合作繼續按 IBM 提供給該等國家客戶的價格提供產品。

本公司無須另行向 IBM 支付代價。

知識產權協議

商標轉讓協議

日期

二零零四年十二月七日

訂約方

IBM 為特許方而 IBM 一家附屬公司為持牌方

商標的轉讓

IBM 已同意向 IBM 一家附屬公司轉讓在商標轉讓協議內指明該業務專屬的某些標記和域名中其所有權利、所有權和利益，連同由該等標記所象徵的業務商譽。本公司將隨後收購該附屬公司。

代價

本公司無須為商標轉讓協議支付任何代價。

轉讓生效日期

根據商標轉讓協議的轉讓事項，自首次交割起開始生效。

商標許可協議

日期

二零零四年十二月七日

訂約方

IBM 為特許方、IBM 一家附屬公司為持牌方及本公司作為持牌方義務與責任擔保人

授予特許牌照

IBM 將以繳足方式向該 IBM 附屬公司授出一項不可轉讓特許牌照，以就該業務在美國、其領土和屬土、以及 IBM 於首次交割前曾採用或有權採用該等標記的每一個其他國家，使用某些 IBM 已註冊和未註冊的商標，包括但不限於「IBM」和「IBM」標識，供確認與該業務有關的某些產品和市場推廣和（在限制下）作廣告之用（就「IBM」標記而言）。本公司隨後將收購該附屬公司。

根據商標許可協議而授出的特許牌照，乃受某些 IBM 先前的商標許可合同或安排所規範。

使用權

自首次交割後的十八個月，該業務將獲准使用在首次交割時已存在的所有產品，以及其他功能與特性大致相同的繼承產品的 IBM 商標和標識。在此期間內，該業務亦將獲准在市場推廣和廣告物料方面使用 IBM 商標和標識，但僅限於出現在該等產品或該等產品的繼承品上。該業務在此期間內使用標記時，將無須添加任何限定字句。

首次交割後四十個月內，該業務將獲准在首次交割時已存在的所有產品、功能和特性大致相同的繼承產品上使用 IBM 商標和標識及該業務所挑選的持牌方及擔保人商標。

首次交割後五年內，該業務將獲准在首次交割時已存在的所有產品、功能和特性大致相同的其他產品上，使用 IBM 商標和標識與及該業務所挑選的持牌方及擔保人商標，惟在該等產品中，本公司必須在隨著首次交割後的首四十個月後，在使用 IBM 標識和商標在產品上，並且必須附上一份經 IBM 認可的認可文件。

該業務在特許牌照有效的期間內，將獲准使用共用標記，並可就全新創立包含共用標記的新標記自行註冊。

年期

商標許可協議由首次交割起為期五年。

專利轉讓協議

日期

代價

本公司無須為知識產權轉讓與許可協議支付任何代價。

轉讓生效日期

轉讓於首次交割當日或之前生效。根據本協議授出的各份許可年期，相當於各項知識產權的年期。

僱員事項協議

訂約方

本公司與 IBM

僱員轉職

該業務僱員將於有關交割時轉職至本公司，可按適用司法管轄區法律規定，或由本公司向僱員提出新的聘約。一般情況下，本公司將遵守法律規定的僱用條款與條件，若法律沒有規定，則給予最低限度與 IBM 給予者同等優厚的工資、薪酬和條款條件，並提供總體上與 IBM 提供予此等僱員者大致相同的退休計劃和其他僱員福利計劃。

僱主責任與挽留僱員

於有關交割時，本公司將單獨承擔所有責任，包括並不限於有關僱員受僱於本公司的遣散賠償問題。有關自動終止聘用或拒絕本公司根據僱員事項協議提出聘用的而自動產生的遣散費責任，歸 IBM 負責。

IBM 將向高層管理人員支付一次性現金挽留費。本公司將於首次交割一周年之前，採納適用於轉職僱員的長期僱員挽留計劃。

不招聘

在一般情況下，本公司有義務在首次交割後兩年內，不去招聘或聘用過去一年內為 IBM 僱員的任何現任或前任僱員。但通過公開廣告招聘者除外。反之，IBM 亦適用同一不招聘及不聘用本公司僱員的限制。儘管有前述規定，只要有意進行此等招聘的一方，獲得對方書面同意，則本公司和 IBM 仍可招聘或聘用該等僱員或前任僱員。

房地產安排

根據資產購買協議，本公司與 IBM 同意，該業務的房地產將由適用交割起，根據下列安排轉移給本公司：

收購 IBM 持有的租賃權益

於有關國家的適用交割時，IBM 將向本公司轉讓其位於澳大利亞布里斯班的一幢辦公室樓宇的某些層數及位於印度本地治里生產設施的全部租賃權益。本公司將在各租約餘下年期，繼承 IBM 根據這些地點各份租約的付款及履約責任。本公司收購中國業務單位時，亦將收購位於中國深圳、福田、上海和北京的某些廠房、倉庫，辦公室和研究設施的部分租約權益。

分租 IBM 目前租用並將保留的部分物業

於有關國家的適用交割時，IBM 將分租位於加拿大多倫多及蒙特利爾、日本藤沢和大和、澳大利亞悉尼和 Cumberland Forest 和新加坡的某些物業的部分予本公司。各地點的分租部分即為該物業佔用部分，須支付的租金為將本公司按比例應佔 IBM 根據租約租用該面積成本的部分，按本公司佔總面積平方尺百分比計算。各地點的分租期將由有關國家的適用交割開始，與 IBM 的主租約同期屆滿，唯一例外是多倫多地點，該地點的分租期將由重建或以其他方式重新裝修以符合該業務所需後開始，分租期四年半。

過渡時期佔用某些額外物業

根據各司法管轄區的許可協議，由有關國家的適用交割起，本公司將佔用全球200多個 IBM 地點一年。各地點的許可由本公司給予三十日通知予以終止。

某些重要地點可選擇短期許可或長期租約

日本東京

有關位於東京的 IBM 大樓，本公司可在簽署資產購買協議後六十日內決

製造

該業務通過其中國業務單位製造筆記本電腦。一九九四年，該業務與一個當地夥伴成立了一家合資企業，從而於二零零零年，在中國深圳市建立一個現代化個人電腦生產設施。

二零零二年一月，該業務向 Sanmina SCI 出售其某些位於北美洲和歐洲台式個人電腦製造業務。與此同時，該業務與 Sanmina SCI 簽訂了一份為期三年的外包協議，由 Sanmina SCI 為該業務製造個人電腦。

採購

該業務設有一個全球中央採購部，負責挑選和管理供應商，以及負責採購運作和原料管理，為個人電腦產品的生產和實施提供支持。採購機構的主要中心設於美國北卡羅來納州羅利市、中國深圳市和上海市以及日本，其他資源則與主要的供應來源配搭在一起。

採購部的職責是有效地採購物品和服務，並靈活地回應市場變化。因此，重點與主要供應伙伴發展長期戰略性關係，確保提前取得新技術、物料供應的連續性，以及具競爭力的價格。因此，該業務已經和個人電腦元器件的業內主要供應商及 ODM 及 EMS 公司建立良好關係。

存貨管理

該業務以盡量減少存貨為前提的原則下經營業務。在外包製造方面，該業務只會在產品離開供應商的倉庫後，產品的擁有權才隨即轉予該業務。

部分客戶及銷售渠道要求本公司接獲訂單前預先生產製成品，他們通常要求訂貨後盡快交貨，甚至要求即日送貨。該業務會密切監控由此而產生的存貨，並根據最新預測每日作出調整。存貨由按地域區分的營運隊控制。

競爭

個人電腦行業競爭非常激烈。該業務目前面對的競爭主要來自戴爾和惠普，以及來自富士通、東芝、索尼和 NEC 等。競爭引致激烈的產品價格壓力，尤其是台式電腦方面。

進行資產收購和附屬協議的原因和好處

資產收購的原因和好處

獨特的機會

本公司的業務重點是個人電腦，在中國個人電腦市場獨佔鰲頭，市場佔有率達27%，因此，本公司認為若要進一步提高競爭力，今後繼續保持增長，則必須尋求全球範圍的業務擴張。該業務是全球個人電腦業務領導者之一。與該業務合併，給予本公司一個獨特機會落實其全球化策略，進一步加強在個人電腦和相關產品行業的專注，達成晉身成為全球領導先鋒的目標，並與集全球其中一個最大信息科技公司、全球領先的商業和科技服務公司、信息科技解決方案諮詢服務機構、信息科技研究以及信息科技融資者實力於一身的公司打造長期策略性關係。本公司與該業務結合後，將形成一家在全球個人電腦市場佔約8%份額的全球個人電腦大型公司，擁有全球銷售、推廣、分銷和客戶支持架構。本公司預期，是項交易將大大增強本公司的實力，在中國和全球企業市場和消費者市場與戴爾和惠普競爭。

全球性規模、覆蓋各地和品牌知名度

通過是次資產收購，本公司將能夠快速地從一家業務集中在中國的本公司演變成為一家國際公司。本次資產收購後，憑著該業務的現有基礎，本公司將可在短期內於約30個國家直接增設辦事機構，銷售網絡遍及160個國家，與全球企業客戶建立接觸點。全球性的據點與覆蓋面，將有助於本公司邁出中國，在國際市場銷售本公司的消費產品。因此，預期本公司在中國境外的銷售額將佔經擴大集團收入基數約72%（截至二零零四年三月三十一日止年度的相關銷售不足2%）。根據本公司及 IBM 之間的商標許可安排條款，本公司將憑藉 IBM 品牌享譽全球的國際認知，快速提升聯想本身品牌的認知度，最終確立「聯想」成為獨一無二的全球品牌。在過渡期內，本公司可以銷售帶有 IBM 品牌的產品，及加上聯想標識和 IBM 認可字樣的聯合品牌產品。同時，本公司將獲使用「Think」品牌的權利，以及其曾在該業務產品系列演化出來的形式，例如「ThinkPad」、「ThinkCentre」、「ThinkVision」及「ThinkVantage」。這個與 IBM 聯合品牌的機會，結合該業務一貫服務客戶的做法，有助本公司更容易地在企業市場上建立顧客關係及信譽，以及令本公司的品牌突破現有客戶基礎，拓展至全球消費者。

二零零四年十二月七日

訂約方

IBM 為轉讓方而 IBM 一家附屬公司為承讓方

轉讓生效日期

根據專利轉讓協議的轉讓事項，將自首次交割當日或之前開始生效。

專利的轉讓

受在首次交割前已授予他方的所有權利和資產購買協議所規範，IBM 已向 IBM 一家附屬公司轉讓和轉移 IBM 可能在全球任何地方擁有的全部專利所有權權益和專利轉讓協議指定為該業務專屬的專利中的所有權利、所有權和利益。本公司將隨後收購該附屬公司

代價

本公司無須為專利轉讓協議支付任何代價。

專利交叉許可協議

日期

二零零四年十二月七日

訂約方

IBM、IBM 一家附屬公司與本公司

特許牌照生效日期

專利交叉許可協議項下的特許牌照將於首次交割時生效，並將一直維持至最後一項許可專利到期為止。

專利許可

IBM 向 IBM 一家附屬公司和本公司，而本公司和 IBM 一家附屬公司各自向 IBM 授出許可，涉及其各自的特許專利如下：

(i) 製造(包括以任何方式使用任何研究中的儀器和方法的權利)、使用、進口、提呈銷售、租賃、發出許可、出售及／或以其他方式轉讓訂約各方的特許產品；

(ii) 由另一實體製造訂約方的特許產品；和

(iii) 為其本身或第三方執行業務過程時以任何方式採用任何儀器和方法。

代價

本公司或該 IBM 附屬公司無須為專利交叉許可協議支付任何代價。

知識產權轉讓與許可協議

日期

二零零四年十二月七日

訂約方

IBM 與本公司

該業務獨有的程序和文件的轉讓

IBM 同意向本公司轉讓某些軟件程序和具體的信息和技術應用中所有知識產權的一切權利、所有權和利益，而在各情況下其須為該業務所獨有。

本公司同意向 IBM 授回由 IBM 轉讓予本公司的軟件程序和具體的信息和技術應用的許可，該許可為非獨有、全球性、永久和免專利費。

關於該業務的程序和文件的許可

IBM 同意向本公司授出某些軟件程序和具體的信息和技術應用的許可，該許可為非獨有、全球性、永久和免專利費，在任何情況下其用途須與該業務有關，並僅可作經營該業務之用。

有關位於東京的 IBM 大樓，本公司可在簽署資產購買協議後六十日內決定是否根據許可(a)佔用地點的範圍內部分，由首次交割起租用一年，或(b)按當時市價向 IBM 租用樓宇範圍內部分五年。

選擇短期許可或在餘下租期繼承租約

有關 IBM 在北卡羅來納州羅利市／達勒姆租用的廠房，本公司可在簽署資產購買協議後六十日內決定是否根據許可(a)由首次交割起租用地點的範圍內部分一年，或(b)根據許可佔用土地和租用地點的某些部分後，收購 IBM 於 Research Development Park Buildings 和 Pinnacle Buildings 的租約權益（及繼承 IBM 根據有關租約的責任），至該地點完成裝修以容納本公司僱員和該業務為止。

聯想集團資料

本公司的主要業務為投資控股。聯想集團的主要業務為在中國提供先進的信息科技產品和服務。

本公司於一九九四年在香港聯合交易所上市，為恒生指數成份股之一，並設有美國存託憑證在美國場外交易。

IBM 資料

IBM 是一家規模最龐大的「硬件」、「軟件」及信息科技服務供應商，在開發及實行「電子商務」解決方案佔領先地位。過去十年來，IBM 在行內佔領導地位，成功引領信息科技市場的發展重心，由銷售硬件、軟件及服務轉移至開創協助客戶處理業務問題的解決方案。IBM 的普通股在紐約、芝加哥及 Pacific 證券交易所及美國和全球各地證券交易所上市。

該業務資料

概述

該業務開發、製造和推廣銷售個人電腦產品，包括範圍廣泛的筆記本電腦、台式電腦以及相關外設產品。該業務的目標客戶為商業客戶。

該業務總部設於美國北卡羅來納州的羅利市。該業務遍及全球並在超過160個國家內積極拓展，全球僱員超過9,500人。

二零零三年，根據該業務美國 GAAP 編製的財務資料，該業務創造收益達95.66億美元，比二零零二年上升3.6%，毛利達9.61億美元。於二零零三年十二月三十一日，該業務的總資產為14.58億美元，總負債為24.49億美元。

產品

該業務的筆記本電腦系列稱為「ThinkPad」，包括一系列滿足用戶在攜帶、速度、上網工作和電池壽命等方面需要的產品。「ThinkPad」筆記本電腦的特點在設計上堅固耐用以及配備可即時復原數據等專有軟件，以滿足商業客戶的需要。

該業務的「ThinkCentre」台式電腦的特點在於其耐用性和服務性設計上在各個不同的價格點支持最新的科技。該業務還提供電腦配件，諸如顯示屏、鍵盤、鼠標和其他電腦元器件。

該業務的歷史和發展

IBM 在一九八一年首次推出其個人電腦，隨後在一九八四年推出其首部攜帶式電腦(重30磅)。首部重12磅的「筆記本電腦」在一九八六年推出。一九九二年，IBM 以「ThinkPad」標識推出筆記本電腦的新產品系列。二零零二年，IBM 將相當部分的台式個人電腦製造外包給 Sanmina SCI。目前，IBM 的 ThinkPad 筆記本系列為目前銷售最好的筆記本品牌，自其推出至今已售出超過2,000萬部。

銷售和市場推廣

該業務全球各地通過三個主要銷售／分銷渠道營運，包括直接／大型企業客戶；分銷商和轉銷商；以及網上訂購／直銷。該業務的直接銷售團隊由2,500多名銷售人員組成，遍佈超過55個國家。

該業務以商業市場為業務重點，並以大型企業、政府和教育部門以及中小型客戶為目標。該業務採取直接和間接銷售／分銷渠道並用的模式。

加強產品組合

一直以來，本公司在中國的台式電腦及筆記本電腦的商業和消費市場上均享有首屈一指的市場領導地位，當中以台式電腦及消費產品的成績尤其卓著。經過多年的不懈努力，本公司建立了研發創新產品和應用的雄厚實力。這是本公司能在中國建立領先地位的主要因素。該業務在過去十年來，已轉變至專注全球企業市場的筆記本電腦產品業務。因此，憑著雙方在不同市場上具互補性的產品系列和核心能力，應能確保本公司在台式電腦及消費產品系列可以迅速地結合 IBM 的技術、筆記本和企業產品系列，締造出周全完備、領先創新的產品組合，大大增強本公司的競爭力，在中國及全球各個客戶市場與對手競爭。由於兩者各自的目標市場很少重叠，在進行這次資產收購之後可能發生互相侵佔銷售市場的情況應絕無僅有。

成本效益

是次資產收購亦給予本公司一獨特的協同機會，讓該業務的綜合化供應鏈管理實力，可盡量減省成本。主要節約成本的來源在於合併本公司與該業務的採購量，提高採購的規模效益，締造採購協同效益。規模效益還體現於整合本公司與該業務的產品線，共享最佳作業方式及價格，整合供應商名單及增加共用元器件。

若善用本公司在中國的低成本基礎設施，減低該業務全球經營的整體成本，也可以帶來進一步的成本效益。例如可將該業務相關的後援運作整合遷往中國，充分利用本公司在中國的具成本效益生產能力。

科技領先地位

本公司將會收購一部分世界最大的信息科技研究機構，包括一個技術水平極高和極富經驗的開發團隊、先進的設施和技術知識產權和映戲組合。尤其是該業務的筆記本電腦研發能力和缺竅，可與本公司在中國目前的台式產品研發能力發揮互補效應，使本公司在筆記本產品和台式產品方面技術領先。該業務強大的整體產品系統設計和元器件規格和品質控制能力，也將有助於提高本公司進行跨產品開發的成效。該業務的「ThinkVantage Technologies」將得以提高本公司產品的可靠性和靈活性，並使企業顧客的所有權總成本得以降低。本公司通過收購該業務，亦會一併收購一部分該業務擁有的多種專利，從而強化本公司的知識產權組合。本公司還會得到在美國和中國的先進科研設施，以及位於日本的其中一間世界最大筆記本型電腦的專門研製設施。

富有國際經驗的優秀管理層

由於該業務產品行銷近160個國家，該業務的管理層在開發和執行國際策略以及運營規模龐大的環球業務方面擁有豐富經驗。本公司深明該業務領導層連續性的重要，本公司的目的是要聘用在商業市場擁有豐富國際經驗並在業界表現出色的管理人員。作為這次資產收購的一部分，本公司及 IBM 將會作出必要安排及建議方案，包括補償及福利等，以確保可保留該業務的管理層作為經擴大集團管理團隊的一部分。該業務下留任的管理團隊在結合本公司現有中國管理團隊後，新組成的管理團隊將擁有雄厚實力，並管理規模龐大的全球業務及獲得增長迅猛的新興市場方面具有豐富經驗。本公司與 IBM 矢志創造出一個成功的經擴大集團，建立長期的戰略性夥伴關係。因此，本公司相信，這個富有國際經驗的管理團隊的轉移對於這次資產收購的成功起著關鍵作用。

訂立主要附屬協議的原因和好處

各主要附屬協議的訂立原因和好處列述如下：

IGS 服務協議

本公司相信，服務協議對於本公司和本公司的客戶將會有以下主要好處：

(1) 與 IGS 維持關係，藉著保留 IBM 顧客慣常享有的業內最佳質保服務，將可減低顧客流失。

(2) IGS 被廣泛讚譽為售後服務的首要供應商之一，也是少數具有本公司的最主要企業顧客所要求的全球服務網絡的服務供應商。與其建立策略性夥伴關係，能為本公司帶來競爭優勢，有助建立和維持本公司產品的良好形象，加強本公司在企業客戶心目中的信譽。

(3) 藉著 IBM 的客戶向 IGS 外包其信息科技服務或透過系統綜合交易購買個人電腦產品，而 IGS 建議這些客戶向本公司購買有關的信息科技硬件，本公司與 IGS 維持策略關係將受惠於這些策略性外包交易及系統綜合業務，並因而提高個人電腦的銷售。

(4) 根據 IGS 服務協議，本公司能夠分享 IGS 和其聯繫公司的續期質保服務所帶來的利潤。

請參閱「附屬協議」一節有關 IGS 服務協議的概要。

市場支持協議

在市務支持協議下，本公司可以利用 IBM 強大的企業銷售隊伍及 IBM 的全球銷售網絡（即客戶代表隊伍）為期五年，主要好處有：

(1) 確保過渡順暢及盡量減低客戶流失率 — IBM 的客戶營業代表負責整體客戶關係，在確保溝通暢通、過渡順暢和減低首次交割後收入減少方面起著關鍵作用。

(2) 維護業務勢頭 — 核業務和 IBM 的客戶營業代表具有證明行之有效的銷售模式。IBM 的營業代表負責維持客戶關係和整體滿意度，而核業務的營業代表一同探訪和開拓企業顧客。至今為止，核業務的銷售機會之中超過三份之一是由 IBM 的客戶代表發掘的。維持這個營業模式對於維護業務勢頭向前推進十分重要。

(3) 建立客戶關係 — 是次安排讓本公司透過與 IBM 客戶代表一起拜訪客戶，逐步與大企業客戶建立本身的客戶關係，令到 IBM 客戶代表與客戶已建立的關係可積極順利過渡至本公司的銷售隊伍。

(4) 使本公司能夠繼續利用 IBM 已發展穩固的全球網絡和基礎設施，包括銷售執行、信息科技和財務等職能部門。

(5) 盡量減低本公司的新增成本 — 協議的佣金收費率是根據核業務的銷售相關歷史成本計付的。這能盡量減低本公司未來的新增成本。

(6) 採用分層式佣金結構提供激勵，以及反映本公司銷售模式在日後的變動 — 分層式佣金結構的設計，旨在激勵 IBM 的營業團隊達到和超越營業額指標。總成本將會因未來業務波動、IBM 營業團隊的銷售範圍變更和逐漸融入本公司本身的營業團隊等原因而有所變化。

請參閱「附屬協議」一節所載有關市場支持協議的概要。

內部使用購買協議

根據該協議，本公司將會是 IBM 為其內部用途或策略性外購交易而購買個人電腦時的優先甚至近乎獨家(95%)供應商，這項安排為期五年。在二零零三自然年，IBM 的內部購貨額，使 IBM 成為核業務的最大顧客。根據內部使用購買協議，今後向 IBM 銷售定價，將基於商業條款，在遵守最優惠國訂價的前提下，使本公司銷售所得邊際利潤，與銷售予其他頂級企業客戶相仿。

請參閱「附屬協議」一節有關內部使用購買協議的概要。

策略性融資及資產處置服務協議

IGF 提供的服務對於本公司的日常營運十分重要，也有利於本公司的顧客和商業夥伴。對於本公司和其顧客將帶來以下好處：

(1) 提供顧客融資服務，讓本公司在四十多個國家的顧客可以租用本公司的產品，從而提高本公司的收益潛能。

(2) 提供分銷渠道融資服務，讓本公司有效地管理分銷渠道賒銷，大大降低其流動資金及所需總注入資金。

(3) 提供過剩貨品處置服務，讓本公司在全球範圍內有秩序地管理曾使用過產品的處置，以避免渠道混亂，以及利用 IGF 廣泛的資產回收／轉銷能力，盡量提高剩餘價值。

由於 IGF 已經與 IBM 的客戶和轉銷商建立起關係，策略性融資及資產處置服務協議將有助確保過渡順暢，大大減少業務中斷和客戶流失的機會以及僱員培訓和重新設計業務過程的需要。

IGF 作為具有全球網絡和龐大規模的行業領先者之一，在信息科技硬件行業中具備獨特地位，對行業有獨到的理解，相信必能為本公司提供具体的

「美洲區」	指	美國、加拿大、南美洲及拉丁美洲
「附屬協議」	指	詳情已載於本公告「附屬協議」一節的協議和安排
「亞太」	指	日本、中國、南韓、澳大利亞、新西蘭、東南亞國家聯盟、香港及台灣
「資產收購」	指	本公司依據資產購買協議向 IBM 購買收購資產
「資產購買協議」	指	本公司與 IBM 於二零零四年十二月七日就資產收購所訂的協議
「承擔責任」	指	將由本公司依據資產購買協議承擔的責任，具體細節見本公告內「資產購買協議」一節之下內「本公司將收購的資產和將承擔的責任」分節
「基本代價股份」	指	代價股份減超額股份
「董事會」	指	本公司董事會
「核業務」	指	IBM 及其附屬公司經營的產品設計、發展、生產、行銷及銷售業務，但不包括下列業務：(a)提供與產品有關的維修及保證服務或任何其他全球服務；(b)租借、租用或出售出租產品或提供融資；(c)提供融資服務和處置服務；(d)發展、生產、行銷或銷售除外產品；或(e)在首次交割後不會被本公司聘用的 IBM 或其附屬公司僱員經營的產品行銷或銷售業務
「營業日」	指	除以下日子以外的任何一天：(a)星期六或星期日，(b)位於紐約市、美國或香港根據法律已獲授權或規定可從事一般銀行業務的銀行暫停營業的任何一天及(c)當該詞用於美國以外有關國家，則指該國家根據法律已獲授權或規定從事一般銀行業務的商業銀行暫停營業的任何其他日子
「現金代價」	指	本公司根據資產購買協議應付 IBM 的部分代價6.5億美元，可按本公告標題為「資產購買協議」一節「代價」分節所載作出調整
「中國業務單位」	指	長城國際信息產品(深圳)有限公司(由IBM擁有80%的中外合資企業)經營與核等產品有關的核業務。中國長城計算機深圳股份有限公司持有餘下20%。中國長城計算機深圳股份有限公司及其母公司長城科技股份有限公司(聯交所之上市公司)及其控股股東中國長城計算機集團公司均為獨立於本公司及其關連人士之各方
「交割」	指	首次交割和隨後交割，而「交割」乃指任何一項
「本公司」	指	聯想集團有限公司，於一九九三年十月五日根據香港法律註冊成立的有限公司，其股份在聯交所主板上市
「公司協議」	指	本公司與 IBM 將會訂立的公司協議，具體細節載於本公告標題為「公司協議」一節
「先決條件」	指	資產購買協議規定的交割的先決條件，具體細節見本公告中「資產購買協議」一節下「交割的先決條件」分節
「關連人士」	指	按上市規則所載列之涵義
「代價股份」	指	根據資產購買協議，本公司將向 IBM 配發及發行最多821,234,569股新股及921,636,459股新的無投票權股份，以支付收購資產的部分代價
「控權股東」	指	按上市規則所載之涵義
「客戶融資服務」	指	就個人電腦產品和相關設備為核業務的客戶提供租賃和融資
「IGF 服務協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的 IGS服務協議，具體細節載於本公告「附屬協議」一節
「獨立股東」	指	在資產收購或附屬協議中沒有重大利益的股東
「首次交割」	指	按照資產購買協議的條款進行的交割(與收購資產相關，餘下資產除外)
「首次交割國家」	指	中國、日本、美國、新加坡及英國
「知識產權協議」	指	商標轉讓協議、商標許可協議、專利轉讓協議、專利交叉許可協議和知識產權轉讓和許可協議，具体細節見本公告內「附屬協議」一節
「知識產權轉讓及許可協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的知識產權轉讓及許可協議，具體細節見本公告「附屬協議」一節
「內部使用購買協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的內部使用購買協議，具體細節見本公告內「附屬協議」一節
「發行價」	指	每股新股和新的無投票權股份2.675港元之價格
「韓國合營公司」	指	IBM 與 LG IBM PC Company Limited 現有的合營公司，將於二零零五年一月一日起解散
「聯想集團」	指	本公司及其附屬公司
「LIBOR」	指	倫敦銀行同業拆息率
「上市委員會」	指	按上市規則所載之涵義
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「大股東」	指	聯想控股有限公司，於本公告日期持有全部已發行股份約57%的本公司控權股東
「市務支持協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的市務支持協議，具體細節見本公告內「附屬協議」一節
「總分銷協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的總分銷協議，具體細節見本公告內「附屬協議」一節
「MSA 服務說明附件」	指	市務支持協議附件1至9列明的服務，具體資料在本公告內「附屬協議」一節中列出
「MSA 服務」	指	在 MSA 服務說明附件中列明或預期的服務
「無投票權股份」	指	本公司股本中每股面值0.025港元的非上市普通股份，與股份享有同等權益，除了無投票權股份在轉換成股份前，一概不會附帶任何表決權
「ODM 及 EMS 公司」	指	原設計製造商和電子製造服務公司
「專利轉讓協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的專利轉讓協議，具體細節見本公告內「附屬協議」一節
「專利交叉許可協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的專利交叉許可協議，具體細節見本公告內「附屬協議」一節
「人士」	指	任何自然人、法團、一般合夥人、有限責任合夥人、有限或無限責任公司獨資企業、合營企業、其他商業組織、信托、協會、團體或政府機構
「個人電腦」	指	一般由單一當地用者使用，採用台式電腦(包括 thin client 和為住宅用途媒體發佈而個錄的台式

[illegible]服務。

IGF 已同意承擔因為向本公司提供服務而牽涉的賒銷經營和剩餘價值風險，從而大大減少本公司承擔的或然債務。

請參閱「附屬協議」一節有關策略性融資及資產處置服務協議的概要。

過渡服務協議

過渡服務協議和據其提供的服務將為本公司和本公司的顧客帶來多種益處：

(1) 由於核業務與 IBM 的其他業務完全整合，如果本公司向 IBM 收購核業務目前在 IBM 內享有的所有資產、職能和服務，則在經濟上並不可行。因此，IBM 按過渡基礎向本公司提供服務，本公司在首次交割後即能全面運作，從而盡量減少業務中斷和顧客流失的情況。

(2) 公司可望在過渡期發展出自有技能或其他計劃，以便在過渡期結束後取代 IBM 提供的服務。

請參閱「附屬協議」一節有關過渡服務協議的概要。

建議委任新首席執行官

本公司建議從首次交割生效起，本公司現任首席執行官楊元慶先生將成為董事會主席，而 IBM 現任高級副總裁 Stephen M.Ward 先生將獲委任為本公司新任首席執行官。Stephen M.Ward 先生在 IBM 任職26年，目前負責 IBM 之「個人系統集團」業務。

本公司將按上市規則之要求，根據13.51(2)條另行作出公告。

一般事項

就董事經作出一切合理查詢後所知悉、知曉和相信，IBM 是獨立於本公司和本公司的任何關連人士的第三方。

董事認為並確認，大股東於本公告中所述各項交易中，並沒有與其他股東有所不同的權益。

本公司將在切實可行的情況下，儘快向股東寄發通函，其中載有批准資產收購和附屬協議的股東特別大會通告、有關資產購買協議和附屬協議進一步資料。

在任何適用的法律及規例、上市規則及任何監管機關的規定及決定的規限下，大股東已在表決協定內向 IBM 承諾並同意在股東特別大會及任何續會上，投票(或促使投票)贊成資產購買協議、公司協議、附屬協議及本公告所述交易有關的任何其他協議，以及根據該等協議下擬進行的交易。此外，大股東亦已向 IBM 承諾並同意不會採取任何行動以致影響其履行表決協定下的責任和承諾的能力。

本公司將向聯交所申請，批准將向 IBM 發行的股份上市和買賣。

應本公司要求，股份由二零零四年十二月六日上午九時三十分起暫停在聯交所買賣，以待發出本公告。本公司已向聯交所申請股份由二零零四年十二月九日上午九時三十分起恢復買賣。

於本公告日期，執行董事包括柳傳志先生、楊元慶先生、馬雪征女士；非執行董事為曾茂朝先生；獨立非執行董事包括黃偉明先生、吳家瑋教授和丁利生先生。

釋義

在本公告內，除文義另有所指，下列詞語涵義如下：

「收購資產」	指	將由本公司依據資產購買協議收購的資產，具體細節見本公告內「資產購買協議」一節內「本公司將收購的資產和將承擔的責任」分節
「收購知識產權」	指	IBM 或其有關附屬公司在依據知識產權協議必須向本公司轉移或轉讓的知識產權中擁有的權利、所有權和利益
「聯繫公司」	指	就任何人士而言，指直接或間接或透過一家或以上中介機構控制該人士的任何其他人士，或被該指定人士控制的任何其他人士，或與該指定人士一起同被他人控制的任何其他人士
「神州數碼」	指	神州數碼控股有限公司，在百慕達註冊成立的有限公司，其股份在聯交所主板上市和買賣(股份代號：0861)
「董事」	指	本公司的董事
「分銷渠道融資服務」	指	為個人電腦產品和相關設備的轉銷商提供融資
「EMEA」或「歐洲、中東和非洲」	指	歐洲、中東和非洲
「僱員事項協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的僱員事項協議，具體細節見本公告內「附屬協議」一節
「經擴大集團」	指	於收購資產和承擔責任後之聯想集團
「超額股份」	指	代價股份中的435,717,757股，根據資產購買協議可按本公司支付現金能力而調整
「過剩產品處置服務」	指	就舊個人電腦產品提供過剩產品處置服務
「除外資產」	指	收購資產之外的 IBM 的資產，具體細節見本公告中「資產購買協議」一節下「本公司將收購的資產和將承擔的責任」分節
「除外責任」	指	承擔責任之外與核業務有關的所有責任，具體細節見本公告內「資產購買協議」一節下「本公司將收購的資產和將承擔的責任」分節
「除外產品」	指	資產購買協議所述產品，包括為高端專業應用設計和行銷的伺服器解決方案、工作站和類似獨立產品；為一個或以上特定目的設計、行銷和使用的特別目的器件，不論核等器件是否包含整個或部分核等產品或個人電腦；比筆記本個人電腦更精巧的流動器件(缺少對角斜線長度最少6寸的顯示屏)，作流動器件銷售和行銷的元件，以及選件和配件
「股東特別大會」	指	將為考慮並且在合適時通過包括資產收購等事項而舉行的本公司股東特別大會
「全球服務」	指	維修和保證服務以及所有其他服務，包括信息科技外包、系統集成服務、專業信息科技服務、集成科技服務、策略性外包、業務程序外包、業務諮詢服務、專業轉型外包、電子商業營運服務、應用程式管理服務、網站銷售及電話銷售服務以及透過可變應用程式定價法提供服務
「高盛」	指	高盛(亞洲)有限責任公司
「商譽保證金」	指	簽署資產購買協議時，本公司向 IBM 支付一筆為數0.25億美元的商譽保證金，具體細節載於本公告標題為「資產購買協議」一節中「商譽保證金」分節
「港元」	指	香港的法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「HSR法」	指	美國克萊頓法 (United States Clayton Act) 第7A條(經修訂1976年哈特 — 斯各特 — 羅迪諾反托拉斯改進法 (Hart — Scott — Rodino Antitrust Improvements Act of 1976) 第二章) 以及依照該法頒佈的規則和規例
「IBM」	指	International Business Machines Corporation
「IGF」	指	透過一家或以上 IBM 的附屬公司和聯繫公司經營的融資服務和處置服務
		[illegible]一般用途電腦器件，包括微處理器硬件架構、記憶體、多入多出能力和單一用者桌面／流動／圖形操作系統，但不包括除外產品
「中國」	指	中華人民共和國(就本公告而言，不包括香港、澳門特別行政區和台灣)
「核等產品」	指	台式個人電腦、「ThinkPad」筆記本個人電腦和外設產品，其清單載於資產購買協議
「房地產安排」	指	本公司與 IBM 由首次交割起將訂立的房地產安排，具體細節見本公告內「附屬協議」一節
「餘下資產」	指	根據資產購買協議的條款與條件，在首次交割時依照多次交割安排轉讓予本公司的位於某些國家的收購資產，多次交割安排在本公告中「資產購買協議」一節內「多次交割安排」分節列出
「SFAD 服務」	指	客戶融資服務、分銷渠道融資和過剩處置服務
「SFAD 服務附件」	指	在策略性融資和資產處置服務協議的附件中列出的 SFAD 服務，具體細節見本公告內「附屬協議」一節
「股東」	指	股份的持有人
「股份」	指	本公司股本中每股面值0.025港元的普通股份
「聯交所」	指	香港聯合交易所有限公司
「策略性融資和資產處置服務協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的策略性融資和資產處置服務協議，具體細節見本公告內「附屬協議」一節
「隨後交割」	指	於首次交割後進行的交割，核等交割是「多次交割安排」的一部分，「多次交割安排」載於本公告「資產購買協議」分節
「附屬公司」	指	按上市規則所載之涵義
「商標轉讓協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的商標轉讓協議，具體細節見本公告內「附屬協議」一節
「商標許可協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的商標許可協議，具體細節見本公告內「附屬協議」一節
「過渡服務」	指	在 TSA 服務說明附件中列出或預期的過渡服務
「過渡服務協議」	指	本公司與 IBM 於二零零四年十二月七日訂立的過渡服務協議，具體細節見本公告內「附屬協議」一節
「TSA 服務說明附件」	指	隨附於過渡服務協議的附件，其中列出過渡服務
「美國」	指	美利堅合眾國
「美國 GAAP」	指	美國通用會計準則
「美元」	指	美國的法定貨幣
「表決協定」	指	大股東與 IBM 於二零零四年十二月七日訂立的表決協定

本公告內，港元與美元之間按1美元兑7.8港元兌換率兌換，這並不代表任何港元金額，可以實際上按該兌換率或任何其他兌換率兌換為美元。

承董事會命
主席
柳傳志

香港，二零零四年十二月八日

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

2004/05 FIRST QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The Directors of Lenovo Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2004 together with comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 30 June 2004 (unaudited) HK$'000	3 months ended 30 June 2003 (unaudited) HK$'000
Turnover	3	5,877,910	5,341,739
Earnings before interest, taxation depreciation and amortisation expenses		352,452	307,328
Depreciation expenses		(51,425)	(48,197)
Amortisation of intangible assets		(8,430)	(6,793)
Impairment of assets		(31,001)	–
Gains on disposal of investments		54,088	–
Finance income		20,751	21,045
Profit from operations	4	336,435	273,383
Finance costs		(724)	–
		335,711	273,383
Share of losses of jointly controlled entities		(4,020)	(8,629)
Share of profits of associated companies		1,805	5,109
Profit before taxation		333,496	269,863
Taxation	5	(11,312)	3,405
Profit after taxation		322,184	273,268
Minority interests		14,641	4,988
Profit attributable to shareholders		336,825	278,256
Earnings per share – basic	7	4.50 HK cents	3.73 HK cents
Earnings per share – fully diluted	7	4.50 HK cents	3.72 HK cents

CONSOLIDATED BALANCE SHEET

	As at 30 June 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
Non-current assets		
Intangible assets	585,691	646,986
Tangible fixed assets	911,120	987,272
Construction-in-progress	266,854	260,377
Investments in jointly controlled entities	209,541	124,124
Investments in associated companies	51,407	112,682
Investment securities	91,317	75,982
Deferred tax assets	35,234	34,718
	2,151,164	2,242,141
Current assets		
Inventories	1,208,993	1,393,018
Trade receivables	1,496,241	1,230,944
Notes receivable	414,565	520,321
Deposits, prepayments and other receivables	471,605	301,513
Tax recoverable	–	4,033
Cash and cash equivalents	3,017,478	2,650,071
	6,618,882	6,099,900
Current liabilities		
Trade payables	2,103,237	2,155,057
Notes payable	300,977	356,531
Accruals and other payables	705,887	616,897

3. **Turnover, revenue and segment information**

3A. **Primary reporting format – business segments**

(i) *For the three months ended 30 June 2004:*

	Corporate IT business (unaudited) HK$'000	Consumer IT business (unaudited) HK$'000	Handheld device business (unaudited) HK$'000	Other business (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account					
Turnover	2,985,031	2,069,797	646,095	176,987	5,877,910
Segment operating results	170,617	147,020	900	(19,879)	298,658
Amortisation of goodwill					(6,061)
Impairment of assets					(31,001)
Gains on disposal of investments					54,088
Finance income					20,751
Finance costs					(724)
Contribution to operating profit					335,711
Share of losses of jointly controlled entities					(4,020)
Share of profits of associated companies					1,805
Profit before taxation					333,496
Taxation					(11,312)
Profit after taxation					322,184
Minority interests					14,641
Profit attributable to shareholders					336,825

(ii) *For the three months ended 30 June 2003:*

	Corporate IT business (unaudited) HK$'000	Consumer IT business (unaudited) HK$'000	Handheld device business (unaudited) HK$'000	Other business (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account					
Turnover	2,578,273	2,045,080	400,521	317,865	5,341,739
Segment operating results	167,073	146,334	(24,785)	(31,614)	257,008
Amortisation of goodwill					(4,670)
Finance income					21,045
Finance costs					–
Contribution to operating profit					273,383
Share of losses of jointly controlled entities					(8,629)
Share of profits of associated companies					5,109
Profit before taxation					269,863
Taxation					3,405
Profit after taxation					273,268
Minority interests					4,988
Profit attributable to shareholders					278,256

3B. **Secondary reporting format – geographical segments**

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

4. **Profit from operations**

		3 months ended 30 June 2004 (unaudited) HK$'000	3 months ended 30 June 2003 (unaudited) HK$'000
(a)	Turnover	5,877,910	5,341,739
	Cost of sales	(4,954,820)	(4,507,011)
	Gross profit	923,090	834,728
	Finance income	20,751	21,045
	Gains on disposal of investments	54,088	–
	Impairment of assets	(31,001)	–
	Distribution expenses	[illegible]	[illegible]

FINANCIAL REVIEW

Results

For the three months ended 30 June 2004, the Group achieved a quarterly turnover of approximately HK$5,878 million. It represented an increase of 10.04% compared with the turnover of HK$5,342 million recorded for the same period last year. Profit attributable to shareholders rose to approximately HK$337 million during the quarter, representing an increase of 21.05% against HK$278 million recorded in the same period last year. Both of basic earnings per share and fully diluted earnings per share were 4.50 HK cents, representing increases of 20.64% and 20.84% respectively when compared with the same period last year.

Segment Results

During the quarter, turnover of corporate IT business grew 15.78% over the same period last year to HK$2,985 million and segment operating profit increased by 2.12% to HK$171 million. As for consumer IT business, turnover increased by 1.21% to HK$2,070 million and segment operating profit increased by 0.47% to HK$147 million over the same period last year. The turnover of handheld device business increased by 61.31% to HK$646 million, segment operating loss of HK$25 million was recorded last year while segment operating profit of HK$0.9 million was recorded this year. Quarterly turnover of other businesses (IT services and contract manufacturing business) decreased by 44.32% to HK$177 million, mainly caused by deconsolidation of the contract manufacturing business since 1 June 2004, with segment operating loss reduced to HK$20 million, when compared with the same period last year.

Gains on disposal of investments

The Group recorded a net profit of HK$54 million on disposal of investments during the quarter. The gain was mainly from the disposal of an associated company.

Impairment of assets

Impairment losses of HK$20 million and HK$11 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital expenditure

The Group incurred capital expenditures of HK$56 million during the quarter ended 30 June 2004, mainly for acquisition of fixed assets, injection into construction-in-progress and optimisation of the Group's information technology systems.

Liquidity and financial resources

As at 30 June 2004, total assets of the Group amounted to HK$8,770 million which was financed by shareholders' funds of HK$4,833 million, minority interests of HK$24 million, long-term and current liabilities of HK$3,913 million. The current ratio of the Group was 1.90.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at 30 June 2004, cash and cash equivalents of the Group totalled at HK$3,017 million, of which about 18% were in Hong Kong dollars, 31% in US dollars and 51% in Renminbi.

The Group has consistently been in a very liquid position and has also arranged credit facilities for contingency purposes. As at 30 June 2004, the Group's total available credit facilities amounted to HK$3,461 million, of which HK$1,578 million was in trade line, HK$812 million in short term and revolving money market facilities and HK$1,071 million in foreign currency contracts and options. As at 30 June 2004, the facility drawn down was HK$462 million in trade line, HK$181 million in short term and revolving money market facilities, and HK$468 in foreign currency contracts and options. The Group consistently adopts a hedging policy for business transactions to minimize the risk of fluctuation from exchange rates on daily operations.

The Group's outstanding bank loan as at 30 June 2004 was HK$181 million. When compared with shareholders' funds of HK$4,833 million, the Group's gearing ratio was 0.04. There were no assets held under finance lease during the period and as at the period end.

Contingent liabilities

The Group had no material contingent liabilities as at 30 June 2004.

Employees

As at 30 June 2004, the Group had a total of 9,663 employees, 9,601 of whom were employed in Chinese mainland and 62 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, bonus and share options schemes which are subject to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to sustain competitiveness of the Group.

Tax payable	5,178	5,031
Short-term bank loan	180,500	–
Current portion of long-term liabilities	85,556	55,453
	3,491,478	3,297,440
Net current assets	3,127,404	2,802,460
Total assets less current liabilities	5,278,568	5,044,601
Financed by:		
Share capital	186,826	186,890
Reserves	4,646,335	4,301,834
Shareholders' funds	4,833,161	4,488,724
Minority interests	23,963	29,330
Long-term liabilities	421,444	526,547
	5,278,568	5,044,601

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	3 months ended 30 June 2004 (unaudited) HK$'000	3 months ended 30 June 2003 (unaudited) HK$'000
Net cash inflow from operating activities	292,436	210,268
Net cash outflow from investing activities	(100,902)	(62,508)
Net cash inflow/(outflow) from financing activities	175,744	(20,124)
Increase in cash and cash equivalents	367,278	127,636
Effect of foreign exchange rate changes	129	(11)
Cash and cash equivalents at the beginning of the period	2,650,071	2,808,323
Cash and cash equivalents at the end of the period	3,017,478	2,935,948

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) HK$'000	Share premium (unaudited) HK$'000	Surplus arising on consolidation (unaudited) HK$'000	Exchange reserve (unaudited) HK$'000	Investment revaluation reserve (unaudited) HK$'000	Share redemption reserve (unaudited) HK$'000	Accumulated losses (unaudited) HK$'000	Total (unaudited) HK$'000
As at 1 April 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Deficit in fair market value of investment securities	–	–	–	–	(173)	–	–	(173)
Exchange difference	–	–	–	118	–	–	–	118
Net gains and losses not recognised in the profit and loss account	–	–	–	118	(173)	–	–	(55)
Profit for the period	–	–	–	–	–	–	336,825	336,825
Reserves written off on disposal of subsidiaries	–	–	–	(2,786)	–	–	–	(2,786)
Reserves realised on disposal of investment securities	–	–	–	–	(4,392)	–	–	(4,392)
Impairment of investments	–	–	–	–	19,601	–	–	19,601
Exercise of share options	124	11,213	–	–	–	–	–	11,337
Repurchase of shares	(188)	(16,093)	–	–	–	188	–	(16,093)
As at 30 June 2004	186,826	4,757,646	27,871	1,913	9,060	3,086	(153,241)	4,833,161
As at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	–	–	–	–	9,987	–	–	9,987
Exchange difference	–	–	–	(11)	–	–	–	(11)
Net gains and losses not recognised in the profit and loss account	–	–	–	(11)	9,987	–	–	9,976
Profit for the period	–	–	–	–	–	–	278,256	278,256
Repurchase of shares	(234)	–	–	–	–	234	(20,124)	(20,124)
As at 30 June 2003	186,700	4,734,055	27,871	4,300	(4,509)	2,823	(494,611)	4,456,629

Notes:

1. **Basis of preparation**

The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2004.

2. **Principal accounting policies**

The principal accounting policies and methods of calculations used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2004.

Administrative expenses	(94,945)	(92,298)
Other operating expenses	(108,217)	(97,361)
Amortisation of intangible assets	(8,430)	(6,793)
Total operating expenses *(see (b))*	(630,493)	(582,390)
Profit from operations	336,435	273,383

(b) Analysis of operating expenses by nature:

Selling expenses	(156,322)	(144,050)
Promotional and advertising expenses	(85,948)	(84,236)
Staff costs	(233,596)	(224,023)
Other expenses	(146,197)	(123,288)
Amortisation of intangible assets	(8,430)	(6,793)
Total operating expenses	(630,493)	(582,390)

5. **Taxation**

	3 months ended 30 June 2004 (unaudited) HK$'000	3 months ended 30 June 2003 (unaudited) HK$'000
Taxation outside Hong Kong	11,680	6,084
Deferred taxation	(516)	(9,720)
	11,164	(3,636)
Share of taxation attributable to:		
jointly controlled entities	26	84
associated companies	122	147
	11,312	(3,405)

6. **Dividend**

The Directors do not recommend the payment of any dividend for the quarter under review (2003/04: Nil).

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	3 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2003 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	336,825	278,256
Weighted average number of shares for the purposes of basic earnings per share	7,478,977,251	7,470,491,031
Effect of potential dilutive shares	8,827,594	9,832,431
Weighted average number of shares for the purposes of diluted earnings per share	7,487,804,845	7,480,323,462

8. **Ageing analysis**

Ageing analysis of trade receivables as at 30 June 2004 is as follow:

	As at 30 June 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
0-30 days	1,233,249	944,212
31-60 days	77,050	84,481
61-90 days	19,358	20,862
Over 90 days	166,584	181,389
	1,496,241	1,230,944

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 30 June 2004 is as follow:

	As at 30 June 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
0-30 days	1,567,468	1,791,869
31-60 days	335,793	210,993
61-90 days	69,766	27,554
Over 90 days	130,210	124,641
	2,103,237	2,155,057

9. **Condensed balance sheet of the Company**

	As at 30 June 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
Tangible fixed assets	28,174	32,115
Investments	2,327,875	2,327,875
Current assets	4,400,119	4,408,126
Current liabilities	127,099	130,700
Net current assets	4,273,020	4,277,426
Total assets less current liabilities	6,629,069	6,637,416
Share capital	186,826	186,890
Retained earnings	1,681,511	1,685,102
Reserves	4,760,732	4,765,424
	6,629,069	6,637,416

BUSINESS REVIEW

During April to June 2004, the Chinese economy saw healthy growth. The country recorded a GDP growth of 9.6% for the period. With the government and the small and medium-sized enterprise sectors leading the way, China's PC market unit shipment rose steadily. The mobile handset market in China achieved a 27% year-on-year shipment growth, mainly benefited from the growing demand of mid-end segment for colour-screen handsets and camera-embedded phones.

Implementation of the Group's new initiatives started earlier this year has been on track. During the quarter, the Group's corporate IT business attained satisfactory growth; handheld device business broke even; losses in other businesses were reduced and control of operating expenses improved. The Group's overall turnover increased 10.04%; gross margin improved to 15.70%; and net profit rose 21.05%. During the quarter, the Group started to implement its integrated distribution strategy which combines retail, channel distribution and direct-to-customer models. Progress has also been made in boosting distribution channel's capability of serving customers and in fine-tuning the direct-to-customer model.

In the first fiscal quarter, efforts made by the Group together with its channel partners resulted in 15.78% rise in the turnover of its corporate IT business. During the quarter, the Group launched "Qitian IV" and "Kaitian S" computer series targeting the government and education sectors and SMEs respectively. To better satisfy customer needs, the Group tailor made solutions according to the specific needs of different government departments. During the quarter, the Group also introduced four new models of notebook computers – another strategic product of the Group – boasting innovative features and technological applications such as nano technology, 180° rotating screen, and intelligent power management capabilities. These new products showcased the Group's R&D expertise and helped elevate its product image substantially.

During the period under review, the Group's consumer IT business stepped up developing and penetrating the markets in tier 4 to 6 cities with a nationwide retail sales network currently comprising more than 4,000 retail shops. Targeted at the consumer market, the Group developed a number of highly competitive products and mounted major sport marketing promotion campaigns during the peak sales period. The campaigns spanned the Labour Day golden week and the school summer vacation to take advantage of peak buying from students.

The Group's handheld device business grew considerably with unit shipment of mobile handsets boosting 145.9% year-on-year growth and continuous gross margin surge. In addition to satisfactory growth of the handset market, the Group also began to reap the fruit of its efforts over the past two years in building its sales channels. Its successful launch of a number of self-developed handsets with unique features plus major brand promotional efforts riding on sports related themes were all factors contributing to the strong growth of handset sales.

After implementing for a quarter, the Group's new initiatives aiming at strengthening ties, winning and cultivating long term relationship with customers have proved to meet current market situations. The Group will continue to implement these new initiatives in subsequent quarters and, in particular, will strive to further enhance the development of its integrated distribution model. It will also step up market penetration in tier 4 to 6 cities thereby, realising the full competitive strengths of the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 30 June 2004, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration paid (including expenses) HK$'000
June 2004	7,500,000	2.175	2.025	16,093

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited quarterly financials.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this quarterly results, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

As at the date of this announcement, the Board is comprised of three executive Directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive Director, namely Mr Zeng Maochao and three independent non-executive Directors, namely Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

Hong Kong, 11 August 2004

Website: www.lenovo.com

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)
(股份代號：0992)

二零零四／二零零五年度第一季度業績公佈

季度業績

聯想集團有限公司(「本公司」)董事會在此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止三個月的未經審核業績，以及去年同期的比較數字如下：

綜合損益表

	附註	截至二零零四年六月三十日止三個月 (未經審核) 港幣千元	截至二零零三年六月三十日止三個月 (未經審核) 港幣千元
營業額	3	5,877,910	5,341,739
除利息、稅項、折舊及攤銷前經營溢利		352,452	307,328
折舊費用		(51,425)	(48,197)
無形資產攤銷		(8,430)	(6,793)
資產減值		(31,001)	–
出售投資收益		54,088	–
財務收入		20,751	21,045
經營溢利	4	336,435	273,383
財務費用		(724)	–
		335,711	273,383
應佔共同控制實體虧損		(4,020)	(8,629)
應佔聯營公司溢利		1,805	5,109
除稅前溢利		333,496	269,863
稅項	5	(11,312)	3,405
除稅後溢利		322,184	273,268
少數股東權益		14,641	4,988
股東應佔溢利		336,825	278,256
每股盈利－基本	7	4.50港仙	3.73港仙
每股盈利－全面攤薄	7	4.50港仙	3.72港仙

綜合資產負債表

	於二零零四年六月三十日 (未經審核) 港幣千元	於二零零四年三月三十一日 (經審核) 港幣千元
非流動資產		
無形資產	585,691	646,986
有形固定資產	911,120	987,272
在建工程	266,854	260,377
於共同控制實體的投資	209,541	124,124
於聯營公司的投資	51,407	112,682
證券投資	91,317	75,982
遞延稅項資產	35,234	34,718
	2,151,164	2,242,141
流動資產		
存貨	1,208,993	1,393,018
應收賬款	1,496,241	1,230,944
應收票據	424,565	520,321
按金、預付款項及其他應收賬款	471,605	301,513
可收回稅項	–	4,033
現金及現金等價物	3,017,478	2,650,071

附註：

1. **編製基礎**

本集團未經審核季度業績由董事負責編製。本未經審核季度業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零四年三月三十一日止年度經審核賬目一起閱覽。

2. **主要會計政策**

本集團在編製未經審核季度業績時，採用與截至二零零四年三月三十一日止年度賬目一致的主要會計政策及計算方法。

3. **營業額、收益及分類資料**

3A. 基本報告格式－業務分類

(i) 截至二零零四年六月三十日止三個月：

	企業IT業務 (未經審核) 港幣千元	消費IT業務 (未經審核) 港幣千元	手持設備業務 (未經審核) 港幣千元	其他業務 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	2,985,031	2,069,797	646,095	176,987	5,877,910
分類經營業績	170,617	147,020	900	(19,879)	298,658
商譽攤銷					(6,061)
資產減值					(31,001)
出售投資收益					54,088
財務收入					20,751
財務費用					(724)
盈利貢獻					335,711
應佔共同控制實體虧損					(4,020)
應佔聯營公司溢利					1,805
除稅前溢利					333,496
稅項					(11,312)
除稅後溢利					322,184
少數股東權益					14,641
股東應佔溢利					336,825

(ii) 截至二零零三年六月三十日止三個月：

	企業IT業務 (未經審核) 港幣千元	消費IT業務 (未經審核) 港幣千元	手持設備業務 (未經審核) 港幣千元	其他業務 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	2,578,273	2,045,080	400,521	317,865	5,341,739
分類經營業績	167,073	146,334	(24,785)	(31,614)	257,008
商譽攤銷					(4,670)
財務收入					21,045
財務費用					–
盈利貢獻					273,383
應佔共同控制實體虧損					(8,629)
應佔聯營公司溢利					5,109
除稅前溢利					269,863
稅項					3,405
除稅後溢利					273,268
少數股東權益					4,988
股東應佔溢利					278,256

3B. 輔助報告格式－地域分類

由於本集團逾90%的業務位於中華人民共和國，因此並無呈列地域分類的分析。

4. **經營溢利**

	截至二零零四年六月三十日止三個月 (未經審核) 港幣千元	截至二零零三年六月三十日止三個月 (未經審核) 港幣千元

9. 本公司簡明資產負債表

	於二零零四年六月三十日 (未經審核) 港幣千元	於二零零四年三月三十一日 (經審核) 港幣千元
有形固定資產	28,174	32,115
投資	2,327,875	2,327,875
流動資產	4,400,119	4,408,126
流動負債	127,099	130,700
流動資產淨額	4,273,020	4,277,426
總資產減流動負債	6,629,069	6,637,416
股本	186,826	186,890
保留盈利	1,681,511	1,685,102
儲備	4,760,732	4,765,424
	6,629,069	6,637,416

財務回顧

業績

截至二零零四年六月三十日止，集團的季度營業額約為港幣58.78億元，比去年同期的季度營業額港幣53.42億元，上升了10.04%。本季度股東應佔溢利約為港幣3.37億元，比去年同期的季度溢利港幣2.78億元，上升了21.05%。每股基本盈利及每股攤薄盈利皆為4.50港仙，比去年同期分別上升了20.64%及20.97%。

分類業績

本季度，企業IT業務的營業額較去年上升15.78%至港幣29.85億元，分類經營溢利較去年增長2.12%至港幣1.71億元。消費IT業務的營業額較去年上升1.21%至港幣20.70億元，分類經營溢利較去年增長0.47%至港幣1.47億元。手持設備業務的營業額較去年上升61.31%至港幣6.46億元，去年錄得分類經營虧損港幣0.25億元而今年則錄得分類經營溢利港幣90萬元。其他業務(即IT服務及合同製造業務)的營業額較去年下降44.32%至港幣1.77億元，主要是由於合同製造業務自二零零四年六月一日起不再被合併所致，分類經營虧損則收窄至港幣0.20億元。

出售投資收益

本季度，集團獲得港幣0.54億元的出售投資淨利，主要是集團出售了一間聯營公司而產生。

資產減值

對證券投資及因收購業務而產生的商譽分別計提減值準備港幣0.20億元及港幣0.11億元，反映在綜合損益賬中。

資本性支出

截至二零零四年六月三十日止的三個月內，資本性支出為港幣0.56億元，主要用於添置固定資產，在建工程及優化辦公系統。

流動資金及財務資源

於二零零四年六月三十日，集團之總資產為港幣87.70億元，其中股東資金為港幣48.33億元，少數股東權益為港幣0.24億元，長期及流動負債為港幣39.13億元。集團流動比率為1.90。

集團財政狀況穩健，並從營運活動中維持強勁、穩定的現金流。於二零零四年六月三十日，集團現金及現金等價物為港幣30.17億元，其中港幣佔18%，美元佔31%，人民幣佔51%。

集團一直持有充裕現金，並保持銀行綜合信用額度以備不時之需。於二零零四年六月三十日，集團可動用之總信用額度為港幣34.61億元，其中，港幣15.78億元為貿易信用及信用證貸款額度，港幣8.12億元為短期及循環現金透支，而港幣10.71億元則為外匯合約及期權。於二零零四年六月三十日，已動用的貿易信用及信用證貸款額度為港幣4.62億元，已動用的短期及循環現金透支為港幣1.81億元，已動用的外匯合約及期權為港幣4.68億元。本集團繼續採用對沖政策，以減低因外幣匯率變化而對日常經營行為所造成的影響。

於二零零四年六月三十日，集團尚未償還的銀行貸款為港幣1.81億元，與股東資金港幣48.33億元相比，貸款權益比例為0.04。於期內及期末，集團皆沒有融資租賃資產。

或有負債

按金、預付款項及其他應收賬款	471,605	301,513
可收回稅項	–	4,033
現金及現金等價物	3,017,478	2,650,071
	6,618,882	6,099,900
流動負債		
應付賬款	2,103,237	2,155,057
應付票據	300,977	356,531
應計費用及其他應付賬款	705,887	616,897
應付共同控制實體款項	110,143	108,471
應付稅項	5,178	5,031
短期銀行借款	180,500	–
長期負債的一年內應支付部份	85,556	55,453
	3,491,478	3,297,440
流動資產淨額	3,127,404	2,802,460
總資產減流動負債	5,278,568	5,044,601
資金來源：		
股本	186,826	186,890
儲備	4,646,335	4,301,834
股東資金	4,833,161	4,488,724
少數股東權益	23,963	29,330
長期負債	421,444	526,547
	5,278,568	5,044,601

簡明綜合現金流量表

	截至二零零四年六月三十日止三個月（未經審核）港幣千元	截至二零零三年六月三十日止三個月（未經審核）港幣千元
經營活動所得現金淨額	292,436	210,268
投資活動所耗現金淨額	(100,902)	(62,508)
融資活動所得／（所耗）現金淨額	175,744	(20,124)
現金及現金等價物增加	367,278	127,636
匯率變動之影響	129	(11)
期初現金及現金等價物	2,650,071	2,808,323
期末現金及現金等價物	3,017,478	2,935,948

綜合股東權益變動表

	股本（未經審核）港幣千元	股份溢價（未經審核）港幣千元	綜合賬目時產生之盈餘（未經審核）港幣千元	匯兌儲備（未經審核）港幣千元	投資重估儲備（未經審核）港幣千元	股份購回儲備（未經審核）港幣千元	累計虧損（未經審核）港幣千元	合計（未經審核）港幣千元
於二零零四年四月一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
投資證券公平市值虧損	–	–	–	–	(173)	–	–	(173)
匯兌差額	–	–	–	118	–	–	–	118
未於損益表中確認的損益淨額	–	–	–	118	(173)	–	–	(55)
期內溢利	–	–	–	–	–	–	336,825	336,825
出售附屬公司撇除的儲備	–	–	–	(2,786)	–	–	–	(2,786)
出售證券投資的變現儲備	–	–	–	–	(4,392)	–	–	(4,392)
投資減值	–	–	–	–	19,601	–	–	19,601
行使認股權	124	11,213	–	–	–	–	–	11,337
購回股份	(188)	(16,093)	–	–	–	188	–	(16,093)
於二零零四年六月三十日	186,826	4,757,646	27,871	1,913	9,060	3,086	(153,241)	4,833,161
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值盈餘	–	–	–	–	9,987	–	–	9,987
匯兌差額	–	–	–	(11)	–	–	–	(11)
未於損益表中確認的損益淨額	–	–	–	(11)	9,987	–	–	9,976
期內溢利	–	–	–	–	–	–	278,256	278,256
購回股份	(234)	–	–	–	–	234	(20,124)	(20,124)
於二零零三年六月三十日	186,700	4,734,055	27,871	4,300	(4,509)	2,823	(494,611)	4,456,629

		六月三十日止三個月（未經審核）港幣千元	六月三十日止三個月（未經審核）港幣千元
(a)	營業額	5,877,910	5,341,739
	銷售成本	(4,954,820)	(4,507,011)
	毛利	923,090	834,728
	財務收入	20,751	21,045
	出售投資收益	54,088	–
	資產減值	(31,001)	–
	分銷費用	(418,903)	(385,938)
	行政費用	(94,943)	(92,298)
	其他經營費用	(108,217)	(97,361)
	無形資產攤銷	(8,430)	(6,793)
	經營費用總額（見(b)）	(630,493)	(582,390)
	經營溢利	336,435	273,383
(b)	根據費用性質的經營費用分析：		
	銷售費用	(156,322)	(144,050)
	推廣及廣告費用	(85,948)	(84,236)
	員工成本	(233,596)	(224,023)
	其他費用	(146,197)	(123,288)
	無形資產攤銷	(8,430)	(6,793)
	經營費用總額	(630,493)	(582,390)

5\. 稅項

	截至二零零四年六月三十日止三個月（未經審核）港幣千元	截至二零零三年六月三十日止三個月（未經審核）港幣千元
香港以外地區的稅項	11,680	6,084
遞延稅項	(516)	(9,720)
	11,164	(3,636)
應佔稅項：		
共同控制實體	26	84
聯營公司	122	147
	11,312	(3,405)

6\. 股息

董事建議不派付本季度股息（二零零三／零四年：無）。

7\. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零四年六月三十日止三個月（未經審核）	截至二零零三年六月三十日止三個月（未經審核）
用以計算每股基本及攤薄盈利的溢利（港幣千元）	336,825	278,256
用以計算每股基本盈利的加權平均股數	7,478,977,251	7,470,491,031
股份潛在攤薄影響	8,827,594	9,832,431
用以計算每股攤薄盈利的加權平均股數	7,487,804,845	7,480,323,462

8\. 賬齡分析

於二零零四年六月三十日，應收賬款之賬齡分析如下：

	於二零零四年六月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	1,233,249	944,212
三十一日至六十日	77,050	84,481
六十一日至九十日	19,358	20,862
九十日以上	166,584	181,389
	1,496,241	1,230,944

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零四年六月三十日，應付賬款之賬齡分析如下：

	於二零零四年六月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	1,567,468	1,791,869
三十一至六十日	335,793	210,993
六十一至九十日	69,766	27,554
九十日以上	130,210	124,641
	2,103,237	2,155,057

於二零零四年六月三十日，集團向未償還的銀行貸款結存為1.81億元，與股東資金港幣48.33億元相比，貸款權益比例為0.04。於期內及期末，集團皆沒有融資租賃資產。

或有負債

於二零零四年六月三十日，本集團沒有重要的或有負債。

員工

於二零零四年六月三十日，集團共聘用9,663名僱員，其中9,601名受聘於中國大陸，而62名則受僱於香港及海外。

集團按業績及員工表現實施酬金政策、獎金及購股權計劃，也同時提供員工福利，如保險、醫療及退休金等福利，以確保競爭力。

業務回顧

二零零四年四至六月季度，中國經濟健康增長，國內生產總值增長達9.6%。中國個人電腦市場在政府和中小企業市場需求帶動下，銷量穩步增長。中國手機市場銷量年比年增長27%，主要受惠於彩屏手機、內置拍照手機等中端手機市場的良好增長。

集團近期採取的一系列變革措施進展順利，本季企業IT業務取得理想增長，手持設備業務達到收支平衡，其他業務虧損情況改善，經營費用控制得宜，整體營業額較去年同期上升10.04%，毛利率上升至15.70%，純利增加21.05%。集團在季內開始實施整合分銷策略，結合零售、分銷和客戶營銷的方式銷售產品，渠道優化工作達到很好的效果，進一步加強分銷渠道經營客戶的能力，在客戶營銷模式探索方面也取得很好的進展。

財年第一季度，在集團與渠道夥伴共同努力下，實現了企業IT業務營業額增長15.78%。季內，企業IT業務推出針對政府和教育行業的「啟天IV」電腦和針對中小型企業的「開天S」系列，並且針對各政府部門的特點開拓方案。筆記本電腦是集團另一個策略性重點產品，集團季內首次推出了四項嶄新設計的筆記本電腦，以全新的納米技術、180度旋轉屏、智能電源管理等創新技術和應用。這些新品充份發揮集團在筆記本電腦的自主研發技術優勢，有力地提升產品形象和地位。

集團消費IT業務季內加大在四至六級城市的市場拓展和滲透力度，目前集團覆蓋全國的零售銷售體系已擁有超過4,000家零售店。季內，集團針對性地開發了一些非常具有競爭力的產品，並在零售市場銷售黃金季開展了以體育營銷為主題的大型推廣活動，包括五一促銷以及針對學生購機高峰的暑期促銷。

集團手持設備業務大幅增長，手機銷量年比年上升145.9%，毛利率續有上升。除了因為手機市場增長較為理想外，集團兩年以來在渠道方面的部署成效初顯，推出多款富有特色的自主研發手機新型號，展開以體育營銷為重點的大型品牌宣傳活動，都是促進聯想手機銷售強勁增長的因素。

集團以更好地貼近客戶、更多地獲取客戶、更長期地經營客戶為核心而推行的變革措施經過一個季度的實施，初步證明是符合市場現狀。在未來數個季度，集團會繼續推行這些措施，進一步促進整合分銷模式的發展，加強開拓四至六級城市市場，更好地發揮集團的優勢。

購買、出售或贖回本公司之上市證券

於截至二零零四年六月三十日止三個月內，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	每股最高價 港幣元	每股最低價 港幣元	支付總額（包括費用）港幣千元
二零零四年六月	7,500,000	2.175	2.025	16,093

購回的股份已於其後被註銷，因此，本公司已發行股本已按所註銷的股份面值減少。購回時支付的溢價於本公司的股份溢價賬中扣除。

除上述情況外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

審核委員會之審閱

本公司審核委員會已與管理層回顧本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核季度業績。

最佳應用守則

除了非執行董事須按照本公司章程細則於股東週年大會輪值告退而不是以指定任期委任外，據本公司的董事所知，並無任何資料可合理地顯示本公司在本季度業績所述期間曾經有未遵守聯交所證券上市規則附錄十四所列的最佳應用守則的規定。

承董事會命
柳傳志
主席

於本公佈日期，董事會成員包括三位執行董事，即柳傳志先生、楊元慶先生及馬雪征女士，一位非執行董事，即曾茂朝先生，以及三位獨立非執行董事，即黃偉明先生、吳家瑋教授及丁利生先生。

香港，二零零四年八月十一日

公司網址：www.lenovo.com

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

2004/05 Interim Results Announcement

INTERIM RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2004 together with comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 30 September 2004 (unaudited) HK$'000	6 months ended 30 September 2004 (unaudited) HK$'000	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000
Turnover	3	5,654,798	11,532,708	6,247,401	11,589,140
Earnings before interest, taxation, depreciation and amortisation expenses		255,662	608,114	294,842	602,170
Depreciation expenses		(50,463)	(101,888)	(49,139)	(97,336)
Amortisation of intangible assets		(7,461)	(15,891)	(8,441)	(15,234)
Impairment of assets		(20,363)	(51,364)	-	-
Gains on disposal of investments		110,294	164,382	6,002	6,002
Finance income		20,895	41,646	19,004	40,049
Profit from operations	4	308,564	644,999	262,268	535,651
Finance costs		(2,776)	(3,500)	-	-
		305,788	641,499	262,268	535,651
Share of losses of jointly controlled entities		(6,090)	(10,110)	(4,910)	(13,539)
Share of (losses)/profits of associated companies		(2,051)	(246)	270	5,379
Profit before taxation		297,647	631,143	257,628	527,491
Taxation	5	(13,593)	(24,905)	(2,079)	1,326
Profit after taxation		284,054	606,238	255,549	528,817
Minority interests		5,992	20,633	5,613	10,601
Profit attributable to shareholders		290,046	626,871	261,162	539,418
Dividend	6	N/A	179,357	N/A	149,436
Earnings per share – basic	7	3.89 HK cents	8.39 HK cents	3.49 HK cents	7.22 HK cents
Earnings per share – fully diluted	7	3.88 HK cents	8.38 HK cents	3.47 HK cents	7.19 HK cents

CONSOLIDATED BALANCE SHEET

	As at 30 September 2004 (unaudited) HK$'000	As at 31 March 2004 (audited) HK$'000
Non-current assets		
Intangible assets	552,487	646,986
Tangible fixed assets	867,707	987,272
Construction-in-progress	290,607	260,377
Investments in jointly controlled entities	193,466	124,124
Investments in associated companies	50,891	112,682
Investment securities	28,283	75,982
Deferred tax assets	34,780	34,718
	2,018,221	2,242,141
Current assets		
Inventories	905,195	1,393,018
Trade receivables	1,714,639	1,230,944
Notes receivable	646,442	520,321
Deposits, prepayments and other receivables	751,331	301,513
Tax recoverable	-	4,033
Cash and cash equivalents	3,126,389	2,650,071
	7,143,996	6,099,900
Current liabilities		
Trade payables	2,479,248	2,155,057
Notes payable	317,475	356,531
Accruals and other payables	688,153	616,897
Amounts due to jointly controlled entities	107,199	108,471
Tax payable	17,341	5,031
Short-term bank loan	125,000	-
Current portion of long-term liabilities	115,659	55,453
	3,850,075	3,297,440
Net current assets	3,293,921	2,802,460
Total assets less current liabilities	5,312,142	5,044,601
Financed by:		
Share capital	186,830	186,890
Reserves	4,703,171	4,301,834

(ii) For the six months ended 30 September 2003:

	Corporate IT business (unaudited) HK$'000	Consumer IT business (unaudited) HK$'000	Handheld device business (unaudited) HK$'000	Other business (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account					
Turnover	5,855,356	4,138,201	908,359	687,224	11,589,140
Segment operating results	369,775	237,716	(43,527)	(63,375)	500,589
Amortisation of goodwill					(10,989)
Gains on disposal of investments					6,002
Finance income					40,049
Finance costs					-
Contribution to operating profit					535,651
Share of losses of jointly controlled entities					(13,539)
Share of profits of associated companies					5,379
Profit before taxation					527,491
Taxation					1,326
Profit after taxation					528,817
Minority interests					10,601
Profit attributable to shareholders					539,418

3B. **Secondary reporting format – geographical segments**

As over 90% of the Group's business operations are located in the People's Republic of China, no geographical segment analysis is presented.

4. **Profit from operations**

	3 months ended 30 September 2004 (unaudited) HK$'000	6 months ended 30 September 2004 (unaudited) HK$'000	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000
(a) Turnover	5,654,798	11,532,708	6,247,401	11,589,140
Cost of sales	(4,874,050)	(9,828,870)	(5,357,790)	(9,864,801)
Gross profit	780,748	1,703,838	889,611	1,724,339
Finance income	20,895	41,646	19,004	40,049
Gains on disposal of investments	110,294	164,382	6,002	6,002
Impairment of assets	(20,363)	(51,364)	-	-
Distribution expenses	(399,509)	(818,412)	(446,224)	(832,162)
Administrative expenses	(75,673)	(170,616)	(88,894)	(181,192)
Other operating expenses	(100,367)	(208,584)	(108,790)	(206,151)
Amortisation of intangible assets	(7,461)	(15,891)	(8,441)	(15,234)
Total operating expenses (see (b))	(583,010)	(1,213,503)	(652,349)	(1,234,739)
Profit from operations	308,564	644,999	262,268	535,651
(b) Analysis of operating expenses by nature:				
Selling expenses	(129,472)	(285,794)	(147,902)	(291,952)
Promotional and advertising expenses	(98,193)	(184,141)	(105,109)	(189,345)
Staff costs	(200,753)	(434,349)	(234,473)	(458,496)
Other expenses	(147,131)	(293,328)	(156,424)	(279,712)
Amortisation of intangible assets	(7,461)	(15,891)	(8,441)	(15,234)
Total operating expenses	(583,010)	(1,213,503)	(652,349)	(1,234,739)

5. **Taxation**

	3 months ended 30 September 2004 (unaudited) HK$'000	6 months ended 30 September 2004 (unaudited) HK$'000	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000
Taxation outside Hong Kong	13,154	24,834	5,470	11,554
Deferred taxation	454	(62)	(3,377)	(13,097)

FINANCIAL REVIEW

Results

For the six months ended 30 September 2004, the Group achieved an interim turnover of approximately HK$11,533 million. Profit attributable to shareholders rose to approximately HK$627 million during the period, representing an increase of 16.21% against HK$539 million recorded in the same period last year. Basic earnings per share and fully diluted earnings per share were 8.39 HK cents and 8.38 HK cents, representing increases of 16.20% and 16.55% respectively as compared with the same period last year.

Segment Results

During the period, turnover of corporate IT business amounted to HK$6,228 million and segment operating profit reached HK$313 million. As for consumer IT business, turnover was HK$3,819 million and segment operating profit reached HK$240 million. The turnover of handheld device business increased to HK$1,191 million, segment operating loss of HK$44 million was recorded last year while segment operating profit of HK$1.36 million was recorded this year. Turnover of other businesses (IT services and contract manufacturing business) decreased to HK$294 million, mainly caused by deconsolidation of the contract manufacturing business since 1 June 2004, with segment operating loss reduced to HK$53 million.

Gains on disposal of investments

The Group recorded a net gains of HK$164 million on disposal of investments during the period. The gain was mainly from the disposal of subsidiaries and associated companies in relation to IT services business and printed circuit board business.

Impairment of assets

Impairment losses of HK$20 million and HK$31 million for investment securities and goodwill arising from business combination were charged to the consolidated profit and loss account respectively.

Capital expenditure

The Group incurred capital expenditures of HK$110 million during the six months ended 30 September 2004, mainly for acquisition of fixed assets, injection into construction-in-progress and optimisation of the Group's information technology systems.

Liquidity and financial resources

As at 30 September 2004, total assets of the Group amounted to HK$9,162 million, which was financed by shareholders' funds of HK$4,890 million, minority interests of HK$31 million, long-term and current liabilities of HK$4,241 million. The current ratio of the Group was 1.86.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at 30 September 2004, cash and cash equivalents of the Group totaled at HK$3,126 million, of which about 12% were in Hong Kong dollars, 26% in US dollars and 62% in Renminbi.

The Group is consistently in a very liquid position and has also arranged credit facilities for contingency purposes. As at 30 September 2004, the Group's total available credit facilities amounted to HK$4,060 million, of which HK$1,851 million was in trade line, HK$1,038 million in short term and revolving money market facilities and HK$1,171 million in foreign currency contracts and options. As at 30 September 2004, the facility drawn down was HK$435 million in trade line, HK$125 million in short term and revolving money market facilities, and HK$390 million in foreign currency contracts and options. The Group consistently adopts a hedging policy for business transactions to minimize the risk of fluctuation from exchange rates on daily operations.

The Group's outstanding bank loan as at 30 September 2004 was HK$125 million. When compared with shareholders' funds of HK$4,890 million, the Group's gearing ratio was 0.026. There were no assets held under finance lease during the period and as at the period end.

Contingent liabilities

The Group had no material contingent liabilities as at 30 September 2004.

Employees

As at 30 September 2004, the Group had a total of 9,206 employees, 9,148 of whom were employed in Chinese mainland and 58 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, bonus and share options schemes which are subject to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to sustain competitiveness of the Group.

BUSINESS REVIEW AND PROSPECTS

In the first half of the 2004/05 fiscal year, the Group further implemented its strategic initiatives and strengthened the fundamentals of various business segments. The unit shipment growth of Lenovo PCs was consistent with the market rate during the July to September quarter. Lenovo market share increased

Minority interests	30,800	29,330
Long-term liabilities	391,341	526,547
	5,312,142	5,044,601

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Net cash inflow from operating activities	598,326	110,401
Net cash outflow from investing activities	(18,532)	(174,014)
Net cash outflow from financing activities	(103,601)	(631,736)
Increase/(decrease) in cash and cash equivalents	476,193	(695,349)
Effect of foreign exchange rate changes	125	(4)
Cash and cash equivalents at the beginning of the period	2,650,071	2,808,323
Cash and cash equivalents at the end of the period	3,126,389	2,112,970

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Accumulated losses (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Balance as at 1 April 2004	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,866)	4,488,724
Deficit in fair market value of investment securities	-	-	-	-	(1,322)	-	-	(1,322)
Exchange differences	-	-	-	13	-	-	-	13
Net gains and losses not recognised in the consolidated profit and loss account	-	-	-	13	(1,322)	-	-	(1,309)
Profit for the period	-	-	-	-	-	-	626,871	626,871
Reserves written off on disposal of subsidiaries	-	-	-	(2,377)	-	-	-	(2,377)
Reserves realised on disposal of investment securities	-	-	-	-	(12,908)	-	-	(12,908)
Impairment of investments	-	-	-	-	19,601	-	-	19,601
Exercise of share options	128	11,556	-	-	-	-	-	11,684
Repurchase of shares	(188)	(16,093)	-	-	-	188	-	(16,093)
Dividend paid	-	-	-	-	-	-	(224,192)	(224,192)
As at 30 September 2004	186,830	4,757,989	27,871	2,217	(605)	3,086	(87,387)	4,890,001
Balance as at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	-	-	-	-	13,707	-	-	13,707
Exchange differences	-	-	-	(4)	-	-	-	(4)
Net gains and losses not recognised in the consolidated profit and loss account	-	-	-	(4)	13,707	-	-	13,703
Profit for the period	-	-	-	-	-	-	539,418	539,418
Reserves realised on disposal of investment securities	-	-	-	-	(341)	-	-	(341)
Exercise of share options	8	758	-	-	-	-	-	766
Repurchase of shares	(234)	-	-	-	-	234	(20,124)	(20,124)
Dividend paid	-	-	-	-	-	-	(612,378)	(612,378)
As at 30 September 2003	186,708	4,734,813	27,871	4,307	(1,130)	2,823	(845,827)	4,109,565

Notes:

1. **Basis of preparation**

   The Board is responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2004.

2. **Principal accounting policies**

   The principal accounting policies and methods of calculations used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2004.

3. **Turnover, revenue and segment information**

   3A. **Primary reporting format – business segments**

   (i) For the six months ended 30 September 2004:

	Corporate IT business (unaudited) *HK$'000*	Consumer IT business (unaudited) *HK$'000*	Handheld device business (unaudited) *HK$'000*	Other business (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	6,228,287	3,818,778	1,191,327	294,316	11,532,708
Segment operating results	313,188	239,969	1,363	(53,031)	501,489
Amortisation of goodwill					(11,154)
Impairment of assets					(51,364)
Gains on disposal of investments					164,382
Finance income					41,646
Finance costs					(3,500)
Contribution to operating profit					641,499
Share of losses of jointly controlled entities					(10,110)
Share of losses of associated companies					(246)
Profit before taxation					631,143
Taxation					(24,905)
Profit after taxation					606,238
Minority interests					20,633
Profit attributable to shareholders					626,871

	[illegible]	[illegible]	[illegible]	[illegible]
Share of taxation attributable to:				
jointly controlled entities	(15)	11	-	84
associated companies	-	122	(14)	133
	13,593	24,905	2,079	(1,326)

6. **Dividend**

	6 months ended 30 September 2004 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*
Interim dividend, declared after period end, of 2.4 HK cents (2003/04: 2.0 HK cents) per share	179,357	149,436

7. **Earnings per share**

   The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2003 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (*HK$'000*)	626,871	539,418
Weighted average number of shares for the purposes of basic earnings per share	7,476,022,359	7,469,327,977
Effect of potential dilutive shares	6,162,854	30,914,415
Weighted average number of shares for the purposes of diluted earnings per share	7,482,185,213	7,500,242,392

8. **Ageing analysis**

   Ageing analysis of trade receivables as at 30 September 2004 is as follow:

	As at 30 September 2004 (unaudited) *HK$'000*	As at 30 June 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
0-30 days	1,411,565	1,233,249	944,212
31-60 days	176,109	77,050	84,481
61-90 days	12,082	19,358	20,862
Over 90 days	114,883	166,584	181,389
	1,714,639	1,496,241	1,230,944

Customers are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 30 September 2004 is as follow:

	As at 30 September 2004 (unaudited) *HK$'000*	As at 30 June 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
0-30 days	1,991,482	1,567,468	1,791,869
31-60 days	355,502	335,793	210,993
61-90 days	42,177	69,766	27,554
Over 90 days	90,087	130,210	124,641
	2,479,248	2,103,237	2,155,057

9. **Condensed balance sheet of the Company**

	As at 30 September 2004 (unaudited) *HK$'000*	As at 31 March 2004 (audited) *HK$'000*
Tangible fixed assets	24,505	32,115
Investments	2,334,365	2,327,875
Current assets	4,175,612	4,408,126
Current liabilities	124,438	130,700
Net current assets	4,051,174	4,277,426
Total assets less current liabilities	6,410,044	6,637,416
Share capital	186,830	186,890
Retained earnings	1,462,941	1,685,102
Reserves	4,760,273	4,765,424
	6,410,044	6,637,416

INTERIM DIVIDEND

The Board has declared an interim dividend of 2.4 HK cents (2003/04: 2.0 HK cents) per share for the six months ended 30 September 2004, absorbing an aggregate amount of approximately HK$179 million (2003/04: HK$149 million), to shareholders whose names appear on the Register of Members of the Company on 8 December 2004. The interim dividend will be paid on 14 December 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 2 December 2004 to 8 December 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Abacus Share Registrars Limited of the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 1 December 2004.

Group's gross margin reduced slightly to 14.77% while net profit increased by 16.21%, as compared with the same period last year.

The period under review saw the initial effects of the macroeconomic control measures of the Chinese government. The Chinese PC market maintained steady growth with the government and education sectors remained as the major sources of demand. While the demand for desktop computers recorded stable growth, the unit shipment of notebook computers, promoted by wireless connectivity, increased rapidly. The demand for home PCs in township market burgeoned. The overall desktop and notebook computer ASPs in the market declined more rapidly as competitive tendering became a major way of purchase for the government and education sectors, the prices of mainstream home PCs declined and the prices of certain components also came down. During the period, the unit shipment growth in the Chinese mobile handset market slowed down. Due to the disadvantage of domestic vendors in research capabilities as compared to their foreign counterparts, the aggregate market share of domestic vendors decreased. Some domestic vendors grew faster due to their focus on research and development.

During the first half of the fiscal year, the Group adopted an innovative approach to develop its non-core business. Rather, it focused its management and market resources on developing its computer and mobile handset businesses. For its corporate and consumer IT businesses, the Group was able to better meet customer needs and improved its control of customer information through setting up a network comprising 108 sales zones spanning 18 regions and an integrated distribution model that combines channel sales and direct-to-customer sales. The improved control of customer information helps the Group optimize its commercial customer portfolio, and enhance its capabilities in managing business leads and targeting commercial customers. During the period, Lenovo also stepped up its penetration of the small and medium enterprise (SME) market in an effort to alleviate the impact on ASP and gross margin from the competitive tendering in the government and education sectors. In the consumer market, the Group actively developed market segment with high volume growth potentials by launching the "Yuanmeng" PC series designed for township home users and the "Xuri" notebook computer series for low-end market. The Group believes it stands to benefit from the steady growth in demand by the users in township market. In view of the irrational price competition among second-tier PC vendors and intensified competition from foreign brands since the beginning of the year, the Group proactively adopted certain market tactics. With the principle of maintaining a healthy operation in mind, the Group leveraged its price advantage and strategically adjusted its product line to capture the low-end market and to explore the market segments with high volume growth potentials. Lenovo effectively minimized the impact from the aggressive moves of its competitors and increased its market share.

The Group's handheld device business reported a satisfactory growth during the period with a year-on-year unit shipment growth of 105%, despite the competitive market environment. While the profit margins of other Chinese vendors narrowed, the Group was able to maintain its gross margin at above 23%, thanks to its persistence in developing proprietary products with unique features and implementing the "10,000-shop expansion project".

Looking into the second half of the fiscal year, the Group expects the Chinese PC market to continue its steady growth under a friendlier competitive environment and the market ASP to reduce at a slower pace. Benefits of the strategic initiatives that the Group has implemented for six months will be more apparent. The Group's strategy to strengthen its ties with customers will allow it to improve its capability in serving quality customers. It also expects its efforts in cultivating the market segment with high volume growth potentials to bear fruit. Lenovo will continue to strengthen its competitiveness and explore new opportunities in both domestic and overseas markets. The Group believes it will be able to bring long term stable returns to investors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2004, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
June 2004	7,500,000	2.175	2.025	16,093

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the interim report for the six months ended 30 September 2004. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim results, in compliance with the Code of Best Practice, as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 16 November 2004

As at the date of this announcement, the Board comprises three executive directors, namely Mr Liu Chuanzhi, Mr Yang Yuanqing and Ms Ma Xuezheng, one non-executive director, namely Mr Zeng Maochao, and three independent non-executive directors, Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

The results announcement of the Company will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited.

Website: www.lenovo.com

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

(股份代號：0992)

二零零四／零五年度中期業績公佈

中期業績

聯想集團有限公司(「本公司」)董事會(「董事會」)在此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月的未經審核業績，以及去年同期的比較數字如下：

綜合損益表

	附註	截至二零零四年九月三十日止三個月(未經審核)港幣千元	截至二零零四年九月三十日止六個月(未經審核)港幣千元	截至二零零三年九月三十日止三個月(未經審核)港幣千元	截至二零零三年九月三十日止六個月(未經審核)港幣千元
營業額	3	5,654,798	11,532,708	6,247,401	11,589,140
除利息、稅項、折舊及攤銷前經營溢利		255,662	608,114	294,842	602,170
折舊費用		(50,463)	(101,888)	(49,139)	(97,336)
無形資產攤銷		(7,461)	(15,891)	(8,441)	(15,234)
資產減值		(20,363)	(51,364)	–	–
出售投資收益		110,294	164,382	6,002	6,002
財務收入		20,895	41,646	19,004	40,049
經營溢利	4	308,564	644,999	262,268	535,651
財務費用		(2,776)	(3,500)	–	–
		305,788	641,499	262,268	535,651
應佔共同控制實體虧損		(6,090)	(10,110)	(4,910)	(13,539)
應佔聯營公司(虧損)／溢利		(2,051)	(246)	270	5,379
除稅前溢利		297,647	631,143	257,628	527,491
稅項	5	(13,593)	(24,905)	(2,079)	1,326
除稅後溢利		284,054	606,238	255,549	528,817
少數股東權益		5,992	20,633	5,613	10,601
股東應佔溢利		290,046	626,871	261,162	539,418
股息	6	不適用	179,357	不適用	149,436
每股盈利－基本	7	3.89港仙	8.39港仙	3.49港仙	7.22港仙
每股盈利－全面攤薄	7	3.88港仙	8.38港仙	3.47港仙	7.19港仙

綜合資產負債表

	於二零零四年九月三十日(未經審核)港幣千元	於二零零四年三月三十一日(經審核)港幣千元
非流動資產		
無形資產	552,487	646,986
有形固定資產	867,707	987,272
在建工程	290,607	260,377
於共同控制實體的投資	193,466	124,124
於聯營公司的投資	50,891	112,682
證券投資	28,283	75,982
遞延稅項資產	34,780	34,718
	2,018,221	2,242,141
流動資產		
存貨	905,195	1,393,018
應收賬款	1,714,639	1,230,944
應收票據	646,442	520,321
按金、預付款項及其他應收賬款	751,331	301,513
可收回稅項	–	4,033
現金及現金等價物	3,126,389	2,650,071
	7,143,996	6,099,900
流動負債		
應付賬款	2,479,248	2,155,057
應付票據	317,475	356,531
應計費用及其他應付賬款	688,153	616,897
應付共同控制實體款項	107,199	108,471
應付稅項	17,341	5,031
短期銀行借款	125,000	–
長期負債的一年內應支付部份	115,659	[illegible]

3. 營業額、收益及分類資料

3A. 基本報告格式－業務分類

(i) 截至二零零四年九月三十日止六個月：

	企業IT業務(未經審核)港幣千元	消費IT業務(未經審核)港幣千元	手持設備業務(未經審核)港幣千元	其他業務(未經審核)港幣千元	合計(未經審核)港幣千元
損益表					
營業額	6,228,287	3,818,778	1,191,327	294,316	11,532,708
分類經營業績	313,188	239,969	1,363	(53,031)	501,489
商譽攤銷					(11,154)
資產減值					(51,364)
出售投資收益					164,382
財務收入					41,646
財務費用					(3,500)
盈利貢獻					641,499
應佔共同控制實體虧損					(10,110)
應佔聯營公司虧損					(246)
除稅前溢利					631,143
稅項					(24,905)
除稅後溢利					606,238
少數股東權益					20,633
股東應佔溢利					626,871

(ii) 截至二零零三年九月三十日止六個月：

	企業IT業務(未經審核)港幣千元	消費IT業務(未經審核)港幣千元	手持設備業務(未經審核)港幣千元	其他業務(未經審核)港幣千元	合計(未經審核)港幣千元
損益表					
營業額	5,855,356	4,138,201	908,359	687,224	11,589,140
分類經營業績	369,775	237,716	(43,527)	(63,375)	500,589
商譽攤銷					(10,989)
出售投資收益					6,002
財務收入					40,049
財務費用					–
盈利貢獻					535,651
應佔共同控制實體虧損					(13,539)
應佔聯營公司盈利					5,379
除稅前溢利					527,491
稅項					1,326
除稅後溢利					528,817
少數股東權益					10,601
股東應佔溢利					539,418

3B. 輔助報告格式－地域分類

由於本集團逾90%的業務位於中華人民共和國，因此並無呈列地域分類的分析。

4. 經營溢利

	截至二零零四年九月三十日止三個月(未經審核)港幣千元	截至二零零四年九月三十日止六個月(未經審核)港幣千元	截至二零零三年九月三十日止三個月(未經審核)港幣千元	截至二零零三年九月三十日止六個月(未經審核)港幣千元
(a) 營業額	5,654,798	11,532,708	6,247,401	11,589,140
銷售成本	(4,874,050)	(9,828,870)	(5,357,790)	(9,864,801)
毛利	780,748	1,703,838	889,611	1,724,339
財務收入	20,895	41,646	19,004	40,049
出售投資收益	110,294	[illegible]	[illegible]	[illegible]

9. 本公司簡明資產負債表

	於二零零四年九月三十日(未經審核)港幣千元	於二零零四年三月三十一日(經審核)港幣千元
有形固定資產	24,505	32,115
投資	2,334,365	2,327,875
流動資產	4,175,612	4,408,126
流動負債	124,438	130,700
流動資產淨額	4,051,174	4,277,426
總資產減流動負債	6,410,044	6,637,416
股本	186,830	186,890
保留盈利	1,462,941	1,685,102
儲備	4,760,273	4,765,424
	6,410,044	6,637,416

中期股息

董事會宣佈派發截至二零零四年九月三十日止六個月的中期股息每股2.4港仙(二零零三／零四年度：2.0港仙)，合共約港幣1.79億元(二零零三／零四年度：港幣1.49億元)，將分派予二零零四年十二月八日登記於本公司股東名冊的股東。該項中期股息將於二零零四年十二月十四日派付。

暫停辦理股份過戶登記

本公司將於二零零四年十二月二日至二零零四年十二月八日(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲享有中期股息，股東須於二零零四年十二月一日下午四時正前辦理股份過戶登記手續，將有關股票以及填妥的過戶表格送交本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

財務回顧

業績

截至二零零四年九月三十日止的六個月內，集團的營業額約為港幣115.33億元。期內，股東應佔溢利約為港幣6.27億元，比去年同期的溢利港幣5.39億元，上升了16.21%。每股基本盈利及每股攤薄盈利分別為8.39港仙及8.38港仙，比去年同期分別上升了16.20%及16.55%。

分類業績

本期，企業IT業務的營業額達至港幣62.28億元，分類經營溢利達至港幣3.13億元。消費IT業務的營業額達至港幣38.19億元，分類經營溢利達至港幣2.40億元。手持設備業務的營業額達至港幣11.91億元，去年錄得分類經營虧損港幣0.44億元而今年則錄得分類經營溢利港幣136萬元。其他業務(即IT服務及合同製造業務)的營業額下降至港幣2.94億元，主要是由於合同製造業務自二零零四年六月一日起不再被合併所致，分類經營虧損則收窄至港幣0.53億元。

出售投資收益

期內，集團取得港幣1.64億元的出售投資淨利。主要是由於出售有關IT服務業務及線路板業務的附屬公司及聯營公司而產生。

資產減值

對證券投資及因收購業務而產生的商譽分別計提減值準備港幣0.20億元及港幣0.31億元，反映在綜合損益帳中。

資本性支出

截至二零零四年九月三十日止的六個月內，資本性支出為港幣1.10億元，主要用於添置固定資產，在建工程及優化辦公系統。

流動資金及財務資源

於二零零四年九月三十日，集團的總資產為港幣91.62億元，其中股東資金為港幣48.90億元，少數股東權益為港幣0.31億元，長期及流動負債為港幣42.41億元。集團流動比率為1.86。

集團財政狀況穩健，並從營運活動中維持強勁、穩定的現金流。於二零零四年九月三十日，集團現金及現金等價物為港幣31.26億元，其中，港幣佔12%，美元佔26%，人民幣佔62%。

集團一直持有充裕現金，並保持銀行綜合信用額度以備不時之需。於二零零四年九月三十日，集團可動用之總信用額度為港幣40.60億元，其中，港幣18.51億元為貿易信用及信用證貸款額度，港幣10.38億元為短期及循環現金透支，而港幣11.71億元則為外匯合約及期權。於二零零四年九月三十日，已動用的貿易信用及信用證貸款額度為港幣4.35億元，已動用的短期及循環現金透支為港幣1.25億元，已動用的外匯合約及期權為港幣3.90億元。本集團繼續採用對沖政策，以降低因外幣匯率變化而對日常經營行為所構成的影響。

短期銀行借款	125,000	
長期負債的一年內屬支付部份	115,659	155,453
	3,850,075	3,297,440
流動資產淨額	3,293,921	2,802,460
總資產減流動負債	5,312,142	5,044,601
資金來源		
股本	186,830	186,890
儲備	4,703,171	4,301,834
股東資金	4,890,001	4,488,724
少數股東權益	30,800	29,330
長期負債	391,341	526,547
	5,312,142	5,044,601

簡明綜合現金流量表

	截至二零零四年九月三十日止六個月（未經審核）港幣千元	截至二零零三年九月三十日止六個月（未經審核）港幣千元
經營活動所得現金淨額	598,326	110,401
投資活動所耗現金淨額	(18,532)	(174,014)
融資活動所耗現金淨額	(103,601)	(631,736)
現金及現金等價物增加／（減少）	476,193	(695,349)
匯率變動之影響	125	(4)
期初現金及現金等價物	2,650,071	2,808,323
期末現金及現金等價物	3,126,389	2,112,970

綜合股東權益變動表

	股本（未經審核）港幣千元	股份溢價（未經審核）港幣千元	綜合賬目時產生之盈餘（未經審核）港幣千元	匯兌儲備（未經審核）港幣千元	投資重估儲備（未經審核）港幣千元	股份購回儲備（未經審核）港幣千元	累計虧損（未經審核）港幣千元	合計（未經審核）港幣千元
於二零零四年四月一日	186,890	4,762,526	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
投資證券公平市值虧損	–	–	–	–	(1,322)	–	–	(1,322)
匯兌差額	–	–	–	13	–	–	–	13
未於綜合損益表中確認的損益淨額	–	–	–	13	(1,322)	–	–	(1,309)
期內盈利	–	–	–	–	–	–	626,871	626,871
出售附屬公司撥除的儲備	–	–	–	(2,377)	–	–	–	(2,377)
出售證券投資的變現儲備	–	–	–	–	(12,908)	–	–	(12,908)
投資減值	–	–	–	–	19,601	–	–	19,601
行使購股權	128	11,556	–	–	–	–	–	11,684
購回股份	(188)	(16,093)	–	–	–	188	–	(16,093)
已付股息	–	–	–	–	–	–	(224,192)	(224,192)
於二零零四年九月三十日	186,830	4,757,989	27,871	2,217	(605)	3,086	(87,387)	4,890,001
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值盈餘	–	–	–	–	13,707	–	–	13,707
匯兌差額	–	–	–	(4)	–	–	–	(4)
未於綜合損益表中確認的損益淨額	–	–	–	(4)	13,707	–	–	13,703
期內盈利	–	–	–	–	–	–	539,418	539,418
出售證券投資的變現儲備	–	–	–	–	(341)	–	–	(341)
行使購股權	8	758	–	–	–	–	–	766
購回股份	(234)	–	–	–	–	234	(20,124)	(20,124)
已付股息	–	–	–	–	–	–	(612,378)	(612,378)
於二零零三年九月三十日	186,708	4,734,813	27,871	4,307	(1,130)	2,823	(845,827)	4,109,565

附註

1. 編製基礎

本集團未經審核中期業績由董事會負責編製。本未經審核中期業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零四年三月三十一日止年度經審核賬目一起閱覽。

2. 主要會計政策

本集團在編製未經審核中期業績時，採用與截至二零零四年三月三十一日止年度賬目一致的主要會計政策及計算方法。

財務收入	[illegible]	[illegible]	[illegible]	[illegible]
出售投資收益	10,294	164,382	6,002	6,002
資產減值	(20,363)	(51,364)	–	–
分銷費用	(399,509)	(818,412)	(446,224)	(832,162)
行政費用	(75,673)	(170,616)	(88,894)	(181,192)
其他經營費用	(100,367)	(208,584)	(108,790)	(206,151)
無形資產攤銷	(7,461)	(15,891)	(8,441)	(15,234)
經營費用總額（見(b)）	(583,010)	(1,213,503)	(652,349)	(1,234,739)
經營溢利	308,564	644,999	262,268	535,651
(b) 根據費用性質的經營費用分析				
銷售費用	(129,472)	(285,794)	(147,902)	(291,952)
推廣及廣告費用	(98,193)	(184,141)	(105,109)	(189,345)
員工成本	(200,753)	(434,349)	(234,473)	(458,496)
其他費用	(147,131)	(293,328)	(156,424)	(279,712)
無形資產攤銷	(7,461)	(15,891)	(8,441)	(15,234)
經營費用總額	(583,010)	(1,213,503)	(652,349)	(1,234,739)

5. 稅項

	截至二零零四年九月三十日止三個月（未經審核）港幣千元	截至二零零四年九月三十日止六個月（未經審核）港幣千元	截至二零零三年九月三十日止三個月（未經審核）港幣千元	截至二零零三年九月三十日止六個月（未經審核）港幣千元
香港以外地區的稅項	13,154	24,834	5,470	11,554
遞延稅項	454	(62)	(3,377)	(13,097)
	13,608	24,772	2,093	(1,543)
應佔稅項				
共同控制實體	(15)	11	–	84
聯營公司	–	122	(14)	133
	13,593	24,905	2,079	(1,326)

6. 股息

	截至二零零四年九月三十日止六個月（未經審核）港幣千元	截至二零零三年九月三十日止六個月（未經審核）港幣千元
期末之後宣派之中期股息每股2.4港仙（二零零三／零四年度：2.0港仙）	179,357	149,436

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零四年九月三十日止六個月（未經審核）	截至二零零三年九月三十日止六個月（未經審核）
用以計算每股基本及攤薄盈利的盈利（港幣千元）	626,871	539,418
用以計算每股基本盈利的加權平均股數	7,476,022,359	7,469,327,977
股份潛在攤薄影響	6,162,854	30,914,415
用以計算每股攤薄盈利的加權平均股數	7,482,185,213	7,500,242,392

8. 賬齡分析

於二零零四年九月三十日，應收賬款之賬齡分析如下：

	於二零零四年九月三十日（未經審核）港幣千元	於二零零四年六月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	1,411,565	1,233,249	944,212
三十一日至六十日	176,109	77,050	84,481
六十一日至九十日	12,082	19,358	20,862
九十日以上	114,883	166,584	181,389
	1,714,639	1,496,241	1,230,944

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零四年九月三十日，應付賬款之賬齡分析如下：

	於二零零四年九月三十日（未經審核）港幣千元	於二零零四年六月三十日（未經審核）港幣千元	於二零零四年三月三十一日（經審核）港幣千元
零至三十日	1,991,482	1,567,468	1,791,869
三十一日至六十日	355,502	335,793	210,993
六十一日至九十日	42,177	69,766	27,554
九十日以上	90,087	130,210	124,641
	2,479,248	2,103,237	2,155,057

於二零零四年九月三十日，集團尚未償還的銀行貸款為港幣1.25億元，與股東資金港幣48.90億元相比，貸款權益比例為0.026。於期內及期末，集團皆沒有融資租賃資產。

或有負債

於二零零四年九月三十日，本集團沒有重要的或有負債。

員工

於二零零四年九月三十日，集團共聘用9,206名僱員，其中9,148名受聘於中國大陸，而58名則受僱於香港及海外。

集團按業績及員工表現實施酬金政策、獎金及購股權計劃，也同時提供員工福利，如保險、醫療及退休金等福利，以確保競爭力。

業務回顧及展望

二零零四／零五財年上半年，集團深入進行戰略變革，鞏固各項業務的基礎。集團電腦銷量增長與市場同步，七至九月市場份額較前一季有所上升，約達27%，筆記本和手機業務繼續保持高速增長。集團中期營業額與去年同期持平，毛利率較去年略為下降至14.77%，純利增加16.21%。

期間，中國政府的宏觀調控政策初見成效，中國個人電腦市場保持平穩增長。政府和教育仍然是市場需求的主要來源，台式電腦增長穩定，筆記本電腦銷量在無線應用的促進下快速增長，鄉鎮家用電腦市場需求逐漸啟動。政府、教育採購集中化程度加大，家用台式電腦主流產品價格下降，以及部份電腦元器件價格下調，引致台式和筆記本電腦市場平均單價出現較為明顯的下降趨勢。中國手機市場上半年銷量增長趨緩，國內廠商研發實力不及國外廠商，整體市場佔有率有所下降，部份專注於自主研發的國內廠商增長較快。

財年上半年，集團完成以新機制發展非核心業務，並且集中管理和市場資源在電腦業務和手機業務的發展。在企業IT和消費IT兩項業務，集團通過建立18個分區、108個網格，以及結合渠道分銷和客戶營銷的整合分銷模式，更好的滿足客戶的需求，提高對最終用戶的掌握。在商用客戶方面，進行客戶結構優化，加強商機管理及鎖定客戶的能力。期內，集團加強滲透中小企業市場，以減低政府及教育客戶投標採購對平均單價及毛利率的影響。在消費客戶方面，集團積極開發增量市場，推出針對鄉鎮家用市場的「圓夢」電腦產品，以及針對低端筆記本市場的「旭日」系列。鄉鎮市場需求逐漸增加，相信會對集團日後的經營業績起積極作用。面對中國電腦市場年初出現的二線品牌非理性競爭和外國品牌加大競爭力度，集團主動地採取應對策略。集團在健康經營的前提下，以策略性的價格優勢成功地佔據低端市場及開拓增量市場，有效地抑制了競爭對手的攻勢，並提高在市場的佔有率。

集團的手持設備業務在競爭激烈的市場環境下，在財年的上半年取得良好的高速發展，手機銷量年比年上升105%，雖然國內其他廠商毛利率下滑，由於集團堅決貫徹自主研發，推出多個富有特色的新型號，以及落實建設終端店面的「萬店工程」，毛利率保持在23%以上。

展望財年下半年，中國電腦市場將繼續穩步增長，市場競爭將趨向良性，電腦平均單價的下降趨勢將有所減緩。集團的變革在經過半年的落實過程後，效果將逐漸顯現，更貼近客戶的舉措將有力地提升經營優質客戶的能力，積極發展增量市場的效果也會逐步明顯。集團深信在市場上的競爭力會進一步加強，同時還會不斷探索在國內外發展的新機會，將為投資者帶來長期穩定的回報。

購買、出售或贖回本公司之上市證券

截至二零零四年九月三十日止六個月內，本公司於香港聯合交易所有限公司購回本公司股份如下：

年份／月份	購回之股數	每股最高價 港元	每股最低價 港元	支付總額（包括費用）港幣千元
二零零四年六月	7,500,000	2.175	2.025	16,093

回購的股份已被註銷，因此，已發行股本已按所註銷的股份面值減少。回購時支付的溢價於本公司的股份溢價賬中扣除。

除上述情況外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

審核委員會之審閱

本公司之審核委員會已審閱截至二零零四年九月三十日止六個月之中期報告。審核委員會定期與管理層、外聘核數師及審計部人員會面，以討論本集團採納之會計原則及準則，以及內部監控及財務申報事宜。

最佳應用守則

除了非執行董事須按照本公司章程細則輪值告退而不是以指定任期委任外，據本公司的董事所知，並無任何資料可合理地顯示本公司在此中期業績所指期間內，曾經未有遵守香港聯合交易所有限公司《證券上市規則》附錄十四所列的《最佳應用守則》的規定。

承董事會命
主席
柳傳志

香港，二零零四年十一月十六日

於本公佈日期，董事會包括三位執行董事：柳傳志先生、楊元慶先生及馬雪征女士；一位非執行董事：曾茂朝先生；及三位獨立非執行董事：黃偉明先生、吳家瑋教授及丁利生先生。

本公司業績公告將於香港聯合交易所有限公司及本公司網站刊登。

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